FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2004

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                           Form 20-F  __X__     Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                              Yes ____       No  __X__

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on 2003 annual report, made on March 30, 2004, in English by Huaneng Power International Inc.

AS A POWER COMPANY, HUANENG POWER INTERNATIONAL, INC. IS COMMITTED TO SUPPLYING ABUNDANT, RELIABLE AND ENVIRONMENTAL-FRIENDLY ELECTRICITY TO ITS CUSTOMERS. AS A PUBLICLY LISTED COMPANY, WE ARE DEDICATED TO GENERATING LONG-TERM AND STEADILY INCREASING RETURN FOR OUR SHAREHOLDERS. TO ACHIEVE BOTH, WE NEVER CEASE TO PURSUE SUSTAINABLE, STABLE AND HEALTHY GROWTH OF THE COMPANY.

CONTENTS

Company Profile                                                               2

Corporate Structure                                                           4

Major Corporate Events in 2003                                                6

Financial Highlights                                                          8

Letter to Shareholders                                                       10

Management's Discussion and Analysis                                         18

Corporate Governance                                                         36

Investor Relations                                                           40

Report of the Board of Directors                                             46

Report of the Supervisory Committee                                          56

Profiles of Directors, Supervisors and Senior Management                     60

Corporate Information                                                        70


Financial statements prepared in accordance with International Financial Reporting Standards

  Auditors' Report                                                           72

  Consolidated Income Statement                                              73

  Consolidated Balance Sheet                                                 74

  Consolidated Statement of Changes in Shareholders' Equity                  76

  Statement of Changes in Shareholders' Equity                               77

  Consolidated Cash Flow Statement                                           78

  Notes to the Financial Statements                                          80

Supplemental Information for North American Shareholders                    123


Financial statements prepared in accordance with PRC Accounting Standards

  Report of the Auditors                                                    135

  Balance Sheet                                                             136

  Profit and Loss Accounts                                                  138

  Statement of Income Appropriation                                         139

  Cash Flow Statement                                                       140

  Notes to the Financial Statements                                         142

Supplemental Information                                                    193

COMPANY PROFILE

HUANENG POWER INTERNATIONAL, INC. ("HUANENG POWER" OR THE "COMPANY") AND ITS SUBSIDIARIES ARE ENGAGED IN DEVELOPING, CONSTRUCTING, OPERATING AND MANAGING LARGE-SCALE COAL-FIRED POWER PLANTS THROUGHOUT CHINA. THE COMPANY IS ONE OF THE LARGEST INDEPENDENT POWER PRODUCERS IN CHINA WITH EQUITY-BASED GENERATION CAPACITY OF 15,736MW AND A TOTAL CAPACITY OF 3,060MW UNDER CONSTRUCTION.

The Company was incorporated on 30th June 1994. It completed its initial public offering of 1,250,000,000 overseas listed foreign shares ("foreign shares") in October 1994 and such shares (represented by 31,250,000 American Depository Shares) were listed on the New York Stock Exchange (NYSE: HNP). In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") by way of introduction (Stock Code:
902). Subsequently, in March 1998, the Company successfully completed a global placement of 250,000,000 foreign shares along with a private placement of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A shares in the PRC, of which 250,000,000 shares were domestic public shares. Currently, the total share capital of the Company amounts to approximately 6 billion shares, approximately 1.75 billion shares of which are tradable listed shares.

Currently, the Company and its subsidiaries wholly own 14 power plants and have controlling interests in 5 power plants and minority interests in 3 power companies. Its power plants have advanced equipment with high efficiency and stability. Their operations were widely located in those regions in China where there are rapid economic growth and fast-increasing power demand. The core business of the Company is to develop, construct, and operate large-scale coal-fired power plants by making use of modern technology and equipment and financial resources available domestically and internationally. The Company was the first power company in China to achieve listing status in New York, Hong Kong and Shanghai, while our Huaneng Dalian Power Plant was the first one to be awarded with the honour of "First Class Coal-fired Power Plant" in China. The Company was also the first to introduce 600MW supercritical coal-fired generating units in China. The planned Huaneng Yuhuan Power Plant will adopt the internationally advanced ultra-supercritical technology and will be the largest-scale coal-fired power generation unit in China. The overall manpower efficiency of the Company has been remaining at the forefront in China's power industry. In 2000, the Company was conferred the honour of "First Class Power Company in China" by the former State Power Corporation.

Throughout the years, with efforts in seeking expansion and operating the business in a prudent manner, the Company has expanded gradually, with steady profit growth and increasing competitive strengths. The success of the Company is attributable to the following competitive advantages: (1) advanced equipment, highly efficient generating units and stable operation of power plants; (2) high-quality staff and experienced management; (3) a regulated corporate governance structure and rationalised decision-making mechanisms; (4) geographical advantages of the locations of the power plants which present promising prospects in the power market; (5) good credit standing and reputation inside and outside China and rich experience in the capital markets; and (6) strong and full support from the parent Company.

As regards future development, the Company will continue to explore development opportunities according to the principle of "emphasising both development and acquisition, emphasising both greenfield and expansion, emphasising both coal-fuel and other types of fuels, and emphasising both domestic and overseas funds". At the same time, the Company will continue to focus on the improvement of management, cost controls and enhancement of efficiency, so as to increase shareholder value and maintain long-term stable growth.

Huaneng International Power Development Corporation ("HIPDC"), the Company's parent company and controlling shareholder, was incorporated as a Sino-foreign joint venture enterprise in 1985. The Company was incorporated by way of joint promotion by HIPDC and local government investment companies in the regions where the power plants are located.

CORPORATE STRUCTURE

>>  Huaneng International Power Development Corporation                   42.39%

>>  Hebei Provincial Construction Investment Company                       7.50%

>>  Fujian International Trust & Investment Company                        5.56%

>>  Jiangsu Province International Trust & Investment Company              5.18%

>>  Liaoning Energy Investment (Group) Limited Liability Company           3.81%

>>  Dalian Municipal Construction Investment Company                       3.75%

>>  Nantong Investment Management Centre                                   1.13%

>>  Shantou Electric Power Development Company                             0.77%

>>  Shantou Power Development Joint Stock Company Limited                  0.31%

>>  Dandong Energy Investment Development Centre                           0.11%

>>  Domestic Public Shares                                                 4.15%

>>  Foreign Shares                                                        25.34%

MAJOR CORPORATE EVENTS IN 2003

1ST HALF YEAR  MAJOR CORPORATE EVENTS

>>  6 January       Asiamoney published the poll results on the Overall Best
                    Managed Company in Asia for 2002: Huaneng Power ranked 5th in Overall Best Managed Company in China, 4th in Best
                    Corporate Strategy, 5th in Best Financial Management and
                    5th in Best Operational Efficiency.

>>  21 January      Huaneng Power ranked 6th in the Top Ten Best in Corporate
                    Governance in China for 2002 - The Asset.

>>  28 January      Huaneng Power signed an agreement in relation to the
                    acquisition of 25% equity interest in Shenzhen Energy Group
                    Co. Ltd.

>>  23 February     Huaneng Power announced that its proposal on the Shanghai
                    Gas-fired project had been approved.

>>  13 March        Huaneng Power held the 2002 annual results press conference in Hong Kong announcing that its net profit increased
                    13.63%.

>>  19 March        Huaneng Power announced that its proposal on Jinling
                    Combined-Cycle-Gas-Turbine Project, Zhejiang Huaneng Yuhuan
                    Power Plant and Huaneng Shantou Coal-fired Power Plant
                    Phase II as well as the feasibility study report on the construction of Huaiyin Power Plant Phase II had been approved.

>>  14 April        Huaneng Power announced that its total generation in the
                    first quarter of 2003 increased 42.86% when compared to the same period of the previous year.

>>  22 April        The agreement in relation to the acquisition of 25% equity interest in Shenzhen Energy Group Co. Ltd. by Huaneng Power became effective.

>>  28 April        Huaneng Power announced its first quarterly operating
                    results for 2003. Its net profit increased 41.87% when compared to the same period of the previous year.

>>  5 June          The Board of Directors of Huaneng Power approved the
                    acquisition of 55% equity interest in the registered capital of Henan Qinbei Power Plant, 60% equity interest in the registered capital of Shanxi Yushe Power Plant and all the assets and liabilities of Shandong Xindian Power Plant owned by China Huaneng Group.

2ND HALF YEAR  MAJOR CORPORATE EVENTS

>>  9 July          Huaneng Power announced that the total generation for the
                    first half of 2003 increased 39.63% when compared to the same period of the previous year.

>>  17 July         Generating unit No.5 of Huaneng Power Jining Power Plant
                    completed full-load trial operation.

>>  22 July         The resolutions on the acquisition of 55% equity interest
                    in the registered capital of Henan Qinbei Power Plant, 60% equity interest in the registered capital of Shanxi Yushe
                    Power Plant and all the assets of Shandong Xindian Power
                    Plant owned by China Huaneng Group were passed at the extraordinary general meeting of Huaneng Power.

>>  6 August        Huaneng Power announced its interim results for 2003: net
                    profit increased 28.58%.

>>  21 August       Generating unit No.6 of Huaneng International Jining Power
                    Plant commenced commercial operation.

>>  4 September     Construction  works of Huaneng Power Huaiyin Power Plant
                    Phase II commenced.

>>  19 September    Huaneng Power obtained credit facilities of Rmb27 billion
                    granted by Bank of China.

>>  13 October      Huaneng Power announced that the total generation for the
                    first three quarters of 2003 increased 31.3% when compared to the same period of the previous year.

>>  21 October      Huaneng Power announced the results for the first three
                    quarters of 2003: net profit increased 30.52%.

>>  27 October      The acquisitions of interests and assets in Henan Qinbei
                    Power Plant, Shanxi Yushe Power Plant and Shandong Xindian
                    Power Plant owned by China Huaneng Group became effective.

>>  10 November     In the PRC Listed Enterprises 100 for 2003 announced by
                    Asiaweek, Huaneng Power ranked 2nd in PRC Listed
                    Enterprises 100, 3rd in Highest Net Profit Enterprises, ranked 5th in Highest Business Turnover and 8th in
                    Enterprises with Highest Aggregate Asset Value.

>>  19 November     Huaneng Power signed the Main Equipment Procument Contract in relation to the 1,000MW-class ultra-supercritical coal-fired generating units of Huaneng Yuhuan Power Plant.

>>  20 November     Huaneng Power won IR Magazine's "2003 Best IR from a
                    Chinese Company--Large Cap" award.

>>  3 December      The on-grid tariff for newly operated generating units No.5 and No.6 of Jining Power Plant was approved. The on-grid tariff was Rmb320/MWh (including tax).

>>  22 December     Huaneng Power announced that the Feasibility Study Report
                    on its Huaneng Yuhuan Power Plant was approved.


FINANCIAL HIGHLIGHTS
(Amounts expressed in thousands of Rmb, except per share data)

INCOME STATEMENT (Note 1)

                                                              Year ended 31st December
                                           1999            2000              2001             2002             2003

Net operating revenue                10,488,158      12,553,254        15,791,362       18,474,469       23,388,237
----------------------------------------------------------------------------------------------------------------------

Profit before taxation                2,252,730       2,927,032         4,237,109        5,057,892        6,763,743
Taxation                               (384,555)       (411,202)         (715,220)        (980,854)      (1,149,441)
----------------------------------------------------------------------------------------------------------------------

Profit after taxation                 1,868,175       2,515,830         3,521,889        4,077,038        5,614,302
Minority interests                           --              --           (71,231)        (156,034)        (183,894)
----------------------------------------------------------------------------------------------------------------------

Net profit                            1,868,175       2,515,830         3,450,658        3,921,004        5,430,408
----------------------------------------------------------------------------------------------------------------------

Basic earnings per share (Rmb/share)       0.33            0.45              0.61             0.65             0.90
----------------------------------------------------------------------------------------------------------------------

Fully diluted earnings per share
  (Rmb/share)                               N/A            0.44              0.60             0.65             0.90
----------------------------------------------------------------------------------------------------------------------


BALANCE SHEET (Note 2)


                                                                    As at 31st December
                                         1999              2000              2001              2002              2003

Total assets                       40,582,730        42,466,948        47,292,775        48,461,030        53,609,678
Total liabilities                 (18,810,325)      (18,687,213)      (18,512,984)      (17,134,266)      (18,499,126)
Minority interests                         --                --          (486,261)         (910,704)       (1,155,197)
------------------------------------------------------------------------------------------------------------------------


Equity                             21,772,405        23,779,735        28,293,530        30,416,060        33,955,355
------------------------------------------------------------------------------------------------------------------------


Notes:

1. The results for the years ended 31st December 1999, 2000 and 2001 are derived from the historical financial statements of the Company. The results for the years ended 31st December 2002 and 2003 are set out on page 73.

2. The balance sheets as at 31st December 1999,2000 and 2001 are derived from the historical financial statements of the Company. The balance sheets as at 31st December 2002 and 2003 are set out on pages 74 to 75.

LETTER TO SHAREHOLDERS

To all our shareholders:

AS A POWER COMPANY, HUANENG POWER IS COMMITTED TO SUPPLYING ABUNDANT, RELIABLE AND ENVIRONMENTAL-FRIENDLY ELECTRICITY TO ITS CUSTOMERS. AS A PUBLICLY LISTED COMPANY, WE ARE DEDICATED TO GENERATING LONG-TERM AND STEADILY INCREASING RETURN FOR OUR SHAREHOLDERS. TO ACHIEVE BOTH, WE NEVER CEASE TO PURSUE SUSTAINABLE, STABLE AND HEALTHY GROWTH OF THE COMPANY.

In 2003, the Company recorded net operating revenues of Rmb23,388 million and net profit of Rmb5,430 million, representing increases of 26.60% and 38.50% as compared to the same period of last year. Earnings per share were Rmb0.90, representing an increase of Rmb 0.25 over the same period of last year. The good performance of the Company was reflected in the share prices of the Company during the past year. The overseas share price of the Company rose 115% during the year. By the end of year 2003, the overall capitalization of the Company has exceeded US$ 10 billion. The domestic share price has also reached a new high, up 53% over the year.

HUANENG POWER IS COMMITTED TO SUPPLYING ABUNDANT, RELIABLE AND
ENVIRONMENTAL-FRIENDLY ELECTRICITY TO CONSUMERS

Year 2003 was a year full of opportunities and challenges. Despite the unexpected "SARS" epidemic in the months between spring and summer, the PRC economy still maintained a continued and steadily growing trend. GDP increased by 9.1%, thereby giving an impetus to the strong growth in power demand. The nation's power demand increased by 15.4%. In particular, the southern region continuously recorded high temperatures in summer last year, and hydropower generation was reduced drastically as a result of the low water level. Starting from November, there was a short supply of coal in the PRC power industry, which had not happened for many years. However, at the same time, power demand remained at a high level. As a power generation company, the Company's power plants strengthened equipment maintenance and operation management in order to enhance reliability and to ensure safe and full-load production of the generating units so as to satisfy the requirements of the society, thereby warranting the safe operation of the power grids and supporting the economic development. The Company achieved power generation of 90.91billion kWh in the whole year, an increase of 27.3% when compared to last year. The equivalent availability factor of the power plants of the Company was 92.15% and the average utilization hour was 5,933 hours.

In the fourth quarter of 2003, coal prices increased as a result of the substantial increase in demand for coal and lack of transportation capacity. . In view of the adverse situation, the Company strengthened cost controls, particularly control of fuel costs, by adopting measures including coal blending burning and optimising the level of operation of the generating units in order to reduce coal consumption, and at the same time stringently controlled coal purchase costs and strived to reduce transportation costs and storage loss. As a result, the Company succeeded in maintaining the unit fuel cost for power sold to Rmb105.05, an increase of 2.28% only when compared to the previous year. The average coal consumption rates for power generated and power sold, on an equity basis, were 318.23g/kWh and 335.12g/kWh respectively.

At the same time of achieving effective control of production costs, we also strived to economise financial charges and reduce financing costs by way of scientific and rationalised arrangements for collection and payment of funds and by obtaining favourable lending terms. Owing to effective cost controls by the Company during the year, the unit cost for power sold of the Company decreased by 1.21% when compared to the previous year. As the power industry is a capital intensive industry with a long payback period, the Company has been adopting prudent financial policies. Good credit standing and sufficient cash flow have guaranteed fund requirements for the strategic developments of the Company on new construction, expansion, acquisition, and so forth.

All along, the Company adhered to the development strategy of emphasising both acquisition and development. After the Company completed the acquisition of 25% equity interest of Shenzhen Energy Group Co. Ltd. at the beginning of the year, it also realized the acquisition of the assets of Huaneng Xindian Power Plant owned by China Huaneng Group, and the equity interests of Henan Huaneng Qinbei Power Generation Limited Company and Shanxi Huaneng Yushe Power Limited Company, thereby increasing the generation capacity and generation capacity under construction of the Company on an equity basis by 770MW and 1,020MW respectively. Such acquisitions brought about further rationalization of the Company's geographical deployment of power production, and enhanced the competitiveness of the Company in the central region market, while enabling the Company to have new generation capacity added for the next two years.

As regards development and construction, generating units No.5 and No.6 of Jining Power Plant commenced commercial operation in July and August 2003 respectively, thus increasing the power generation capacity of the Company on an equity basis by 270MW. Construction of two 330MW coal-fired generating units at Huaiyin Power Plant Phase II and one 600MW coal-fired generating unit at Shantou Power Plant Phase II had commenced and they were expected to commence operation in 2005 and 2006 respectively. The feasibility study report on the project of constructing China's first two 1,000MW ultra-supercritical coal-fired generating units at Yuhuan Power Plant Phase I has been approved by the State. The project proposals in relation to the construction of two 600MW coal-fired generating units at Taicang Power Plant Phase II, three 300MW-class Combined-Cycle-Gas-Turbine generating units of Shanghai Gas-fired Power Plant and three 300MW-class Combined-Cycle-Gas-Turbine generating units of Jinling Gas-fired Power Plant have been approved by the State. The operating scale of the Company was enlarged continuously as a result of acquisitions and development. As at the end of 2003, the generation capacity of the Company on an equity basis amounted to 15,736MW, with additional works-in-progress capacity of 3,060 MW, thus maintaining the Company's advantageous position in the PRC's power industry and ensuring good development momentum.

While creating economic value, the Company also strives to reduce pollution to the environment during its power generation . All along, the Company has been committed to protecting the environment on which we depend to live, and providing abundant, reliable and environmental-friendly electricity to the consumers. In 2003, the Company paid close attention to the environmental protection policies of the State and participated in the formulation and amendment of certain environmental protection standards. The Company implemented effective measures including stringent requirements for environmental protection management of its power plants, controlling the sulphur content of fuel coal, enhancing the efficiency of electric dust removal and operation, actively promoting the direct use of dry ash and reducing ash water discharge, thereby enabling the Company to stay at the forefront in the PRC for its environmental protection endeavours. In 2003, the total waste discharge fees paid by the Company to local governments were approximately Rmb72.68 million.

HUANENG POWER IS COMMITTED TO GENERATING LONG-TERM AND STEADILY INCREASING RETURN FOR THE SHAREHOLDERS

The continued expansion of the operating scale and the continued and stable profit growth of the Company brought about continued and steadily increasing return for the shareholders. The Company has declared dividends to shareholders annually ever since 1998, and the dividend payout ratio has been over 50% for 4 consecutive years since 2000. In order to provide good return to our shareholders and at the same time in view of the further development of the Company, the Board of Directors of the Company has passed a resolution to propose the following plan of dividend distribution for 2003: for all shareholders, every 10 shares will receive a cash dividend of RMB 5.0 and 10 shares (five being bonus shares and the other five to be converted from reserve fund). This resolution will be submitted to the annual general meeting for approval. In the future, the Company will continue to adopt a pro-active, balanced and stable dividend distribution policy and will endeavour to achieve continued growth in shareholder return.

At the same time, the Company also attaches great importance to communication with its investors and strives to establish good communication channels and carry out open and transparent disclosure of information. In 2003, the Company conducted a total of 74 press releases, held more than a hundred "one-on-one" meetings with overseas investors through road shows and conferences with the investment sector, and organized domestic and foreign investors to visit power plants so as to directly exchange views with the management of the power plants. The transparency of the Company met the demands of the investors to understand the production, operation, financial position and strategic information of the Company in a timely manner, and attracted the following of more and more investors who have become confident about the prospects of the Company. During the Year, the Company obtained the "2003 Best IR from a Chinese Company -D Large Cap" award given by IR Magazine, the "Best Investor Relationship for PRC Companies" award and the "Best Investor Relationship for Energy Utilities in Asia-Pacific Region" award given by Institutional Investor, the "Overall Best Managed Company in China" award given by Asiamoney and the "Best Public Utilities Company in Asia" award given by Euromoney.

HUANENG POWER WILL PURSUE ITS SUSTAINABLE, STABLE AND HEALTHY GROWTH

Looking ahead in 2004, the government has announced that the anticipated target for PRC's GDP increase would be 7%, and the authorities concerned have estimated that the nationwide power consumption growth rate would reach approximately 11% and new installed capacity will amount to 37,000MW. However, the power supply situation in the PRC will remain to be tight. Considering the future development environment for the Company, again, there will be opportunities as well as challenges.

In respect of power generation, the fact that demand will undergo continued, substantial growth will provide the Company with a favourable condition to generate more electricity and thus more profits on the one hand, but will create pressure on safety and stability of the operation due to long, heavy loading of the generation units on the other hand. As one of the challenges we encounter this year, we will ensure a safe operation of our generating units and facilities, thus achieving a safe production.

Another challenge we face is related to coal supply. For a number of reasons, coal has been in rather short supply since the second half of last year and coal prices rose. The Company adopted a series of measures to ensure a sufficient supply of coal. The Company believes that under the government's guidance, suppliers and customers will co-operate with each other, thus ensuring a healthy coal market for the power industry.

In respect of development projects, economic growth and people's rising living standards provide more room for market development, which on the one hand gives better opportunity to the Company for rapid expansion, and on the other hand imposes heavy pressure upon project management due to the large-scale power plant construction. Ensuring the construction projects to be completed on schedule and with high quality, as well as controlling the construction costs, will be a challenge for the coming year.

We have full confidence to seize the opportunities and face the challenges to realize the goals of the Company. First, we have strong support from the parent company. HIPDC and China Huaneng Group, the direct and indirect parent companies of the Company, have power-generating assets respectively across the country and are continuously expanding. They have committed to giving the Company first right of refusal when developing and transferring power generating assets. Moreover, the parent companies will give strong support to the Company in other aspects. The Company shall take full advantage of such support to continuously enhance its strengths and profitability.

Our competitive advantages include: regulated and outstanding management and an experienced management team; economies of scale and geographical advantage on the distribution of power plants; advanced and highly efficient power generation equipment and technology; and abundant capital and strong financing capabilities.

Given the above advantages, the Company will develop far and beyond amidst competition, capture more market shares in power generation and in terms of generation capacity. The Company has full confidence to maintain its leadership position among independent power producers in China.

The Company will focus on the following objectives in 2004:

(1) To ensure safe and operating stability of the Company's power plants, and the achievement of their annual power generation plans; and on this basis, to analyse and formulate effective market strategies with respect to power market and power pooling, and to enlarge our power market shares;

(2) To undertake stringent control of operating costs and other costs, in particular fuel costs and construction costs;

(3) To actively develop the proposed projects and push forward the work for the power plants under construction, with a view to expanding the Company's operating scale and enhancing its business strength; and

(4) To actively seek new opportunities in order to assure continuous growth of the Company's profits and shareholders' interests.

THE COMPANY WILL CONTINUE TO PURSUE A MAXIMIZATION OF SHAREHOLDERS' INTERESTS AS ITS OPERATING OBJECTIVES AND GOALS. GIVEN THE STEADY AND STABLE ECONOMIC GROWTH IN CHINA, THE GOOD OPPORTUNITIES PROVIDED BY THE POWER REFORM, THE STRONG SUPPORT FROM GOVERNMENT OF ALL LEVELS AND ITS PARENT COMPANY, AND ESPECIALLY THE SUPPORT AND TRUST FROM INVESTORS AND SHAREHOLDERS, THE COMPANY WILL FOR SURE BE ABLE TO CONTINUE ITS HEALTHY AND STEADY GROWTH UNDER THE EFFICIENT AND EXPERIENCED MANAGEMENT TEAM, BRINGING LONG-TERM AND STABLE GROWTH OF RETURN TO OUR SHAREHOLDERS.



  WANG XIAOSONG                      LI XIAOPENG                        YE DAJI
  Vice Chairman                       Chairman                         President

Beijing, the PRC
30 March 2004

EXTENDING OUR COVERAGE,
      SPREADING OUR NETWORK --
DEVOTED TO EXPANDING OUR MARKET SHARES.

<< MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS REVIEW OF YEAR 2003

Year 2003 was a year full of challenges and opportunities. The steady growth of China's economy boosted power demand, the nation's power demand increased by 15.4% and more than 20 provinces experienced power shortage. During the year, the Company continued to strengthen its management, enlarge market shares, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimising shareholders' interests. The management and all staff of the Company and its subsidiaries have seized the favourable opportunity of the market upturn and accomplished various tasks exceeding annual targets.

1.   STEADY GROWTH OF OPERATING RESULTS

For the twelve months ended 31st December 2003, the Company recorded net operating revenues of Rmb23.388 billion and a net profit of Rmb5.430 billion, representing increases of 26.60% and 38.50%, respectively, as compared to the same period of 2002. Earnings per share was Rmb0.90, representing an increase of Rmb0.25 over the same period of 2002.

The steady growth in the operating results of the Company was, on the one hand, attributable to the contribution from increased power generation of the power plants originally owned by the Company. On the other hand, the impact of project development and asset acquisition also made significant contribution to the growth of the Company's operating results for year 2003. At the same time, facing an increasingly competitive power market, and in view of the twofold pressure of escalating fuel prices and decreasing power tariffs, the Company and its subsidiaries enlarged market shares, reinforced the sales strength of the power market, enhanced internal management and strengthened cost control. Despite the increase of raw coal price by 2.89%, the average unit fuel cost for power sold increased only 2.28% over the previous year.

As at the end of 2003, net asset per share of the Company was Rmb5.63, representing an increase of 11.05% when compared to 2002.

2.   SAFE AND STABLE POWER GENERATION

In 2003, the operating power plants of the Company and its subsidiaries achieved power generation totalling 90.91 billion kWh on a consolidated basis (including the power generation from Yushe Power Plant and Xindian Power Plant in November and December), representing an increase of 27.3% over the same period of the previous year. The growth in power generation of the Company in 2003 laid the foundation for the good operating results.

The growth in the Company's power generation was due to the increased power demand driven by the rapid and steady economic growth of the country. On the other hand, the increase in power generation was attributable to the whole-year power generation contribution from the two generating units at Dezhou Power Plant Phase III which commenced operation in 2002, the power generation contribution from the commercial operation of two generating units at Jining Power Plant, together with the contribution of the two months power generation from the newly acquired Yushe Power Plant and Xindian Power Plant, thus significantly increasing the power generation capacity of the Company. At the same time, the rationalised scheduling of the planned maintenance of the generating units also created favourable conditions for the increased power generation of the Company.

In 2003, the average availability factor of the power plants of the Company and its subsidiaries was 92.15%, with an average capacity factor of 68.06% while the average coal consumption rates for power sold and for power generated were
335.12 gram/kWh and 318.23 gram/kWh, respectively. The average house consumption rate was 4.76%. The Company's technical and economic indices remained at the forefront among all other power companies in the PRC.

In 2003, the Company's power plants in Shanghai, Liaoning and Jiangsu participated in the pilot scheme of power pooling in their respective regions. The power generation subject to power pooling is 5.159 billion kWh, accounting for 5.98% of the total power sale in the year. Power pooling not only increased the market share of the Company in local regions, but also increased the marginal profit of the Company.

Moreover, taking into account the oil price increase and for the purpose of controlling generation costs, the Company decided to shut down the two 100MW oil-fired generating units at Xindian Power Plant Phase I, which have been in operation for 30 years and is making losses currently. The generation capacity at Xindian Power Plant was reduced from 650MW to 450MW.

3.   BREAKTHROUGHS IN ASSET OPERATION

     (1) Through tendering, the Company has acquired 25% interest in Shenzhen Energy Group Co. Ltd. ("SEG") after the latter's increase in share capital, enhancing the Company's market share in Guangdong region, a rapidly-growing market for power demand. The acquisition was effective on 22nd April 2003.

     (2) In 2003, the Company acquired 55% equity interest in the registered capital of Qinbei Power Plant, 60% equity interest in the registered capital of Yushe Power Plant, and all the assets and liabilities of Xindian Power Plant from China Huaneng Group. The acquisitions were effective on 27th October 2003, thereby increasing the generation capacity of the Company on an equity basis by 770MW, and the generation capacity under construction on an equity basis by 1,020MW. These have enhanced the competitiveness of the Company in Central China and also contributed to the growth of the Company's annual results.

4.   ACHIEVEMENTS IN PROJECT CONSTRUCTION

     (1) Owing to the Company's careful organisation and various parties' efforts, generating units 5 and 6 at Jining Power Plant expansion project (using Cycled Fluidised Bed Combustion Boilers) commenced commercial operation in July and August 2003 respectively, thereby making contribution to the growth in power generation of the Company.

     (2) Construction works of Huaiyin Power Plant Phase II project (2x330MW coal-fired generating units) and the project of one 600 MW coal-fired generating unit at Shantou Power Plant Phase II have commenced, with works quality and investment costs under effective control and works being carried out on schedule.

     (3) Construction works of two 600MW coal-fired generating units at Qinbei Power Plant Phase I and two 300MW coal-fired generating units at Yushe Power Plant Phase II have been progressing smoothly, and it is estimated that the plants will be put into full operation in 2004 and 2005 respectively.

5.   A NEW CHAPTER OF SUSTAINABLE DEVELOPMENT

The feasibility study report on the project of two 1,000MW ultra-supercritical coal-fired generating units, which is the first case in China, at Huaneng Yuhuan Power Plant Phase I has been approved by the State. Project proposals in relation to the construction of Taicang Power Plant Phase II (2x600MW coal-fired generating units), Shanghai Gas-fired Power Plant (3x300MW-class Combined-Cycle-Gas-Turbine generating units) and Jinling Gas-fired Power Plant (3x300MW-class Combined-Cycle-Gas-Turbine generating units) have obtained approvals from the State. The Company will actively push forward the progress of the proposed projects in accordance with commercially viable principles.

PROSPECTS FOR 2004

Year 2004 is also a year of full of challenges and opportunities. In respect of power generation, the demand will continue to increase with substantial growth. On the one hand, this provides the Company with a favourable condition to generate more generation, thus creating more profits. On the other hand, the consistently heavy loading of the generating units will create pressure on safety and stability of the operation. As one of the challenges we encounter this year, we will ensure a safe operation of our generating units and facilities, thus achieving a safe production.

Another challenge we face is related to coal supply. For a number of reasons, coal has been in rather short supply since the second half of last year and coal prices rose. The Company adopted a series of measures to ensure a sufficient supply of coal. The Company believes that under the government's guidance, suppliers and customers will co-operate with each other, thus ensuring a healthy coal market for the power industry.

In respect of development projects, economic growth and rising people's living standards provide more room for market development, which on the one hand gives better opportunity to the Company for rapid expansion, and on the other hand imposes heavy pressure upon project management due to the large-scale power plant construction. Ensuring the construction projects to be completed on schedule and with high quality and controlling the construction costs are also a challenge for the coming year.

As emphasized in the Letter to Shareholders, the Company will focus on the following objectives in 2004:

(1) To ensure safe and operating stability of the Company's power plants, and the achievement of their annual power generation plans; and on this basis, to analyse and formulate effective market strategies with respect to power market and power pooling, and to enlarge our power market shares;

(2) To undertake stringent control of operating costs and other costs, in particular fuel costs and construction costs;

(3) To actively develop the proposed projects and push forward the work for the power plants under construction, with a view to expanding the Company's operating scale and enhancing its business strength; and

(4) To actively seek new opportunities in order to assure continuous growth of the Company's profits and shareholders' interests.

The Company will continue to pursue a maximization of shareholders' interests as its operating objectives and goals. Given the steady and stable economic growth in China, the good opportunities provided by the power reform, the strong support from government of all levels and its parent company, and especially the support and trust from investors and shareholders, the Company will for sure be able to continue its healthy and steady growth under the efficient and experienced management team, bringing long-term and stable growth of return to the shareholders.

OPERATING RESULTS

Comparison of the operating results between the year 2003 and the year 2002.

SUMMARY

In 2003, the Company has achieved very good operating results.

In 2003, the electricity sale of the Company and its subsidiaries reached
86.242 billion kWh, increased by 28.08% from the 67.332 billion kWh of last year. Accordingly, net operating revenue, net profit and earnings per share increased considerably when compared with those of 2002. The Board of Directors of the Company was satisfied with the operating results of the year 2003.

The Company's good performance is mainly attributable to the rapid development of the national economy and concerted efforts of all the staff of the Company.

In 2003, the rapid development of the national economy has resulted in a strong demand for electricity. The growth rate of the production and consumption of electricity exceeded that of the GDP. In the peak seasons, such as in the hot summer days when urban residents had higher demand for electricity supply, and in the arid winter days when hydro power generation decreased significantly, there was a serious shortage of electricity supply in some regions of the country, especially in the comparatively developed south-eastern coastal areas. The local government called on people to save electricity, and part of users had to pause electricity consumption or was restricted in electricity consumption. The local government took measures to ensure and faster the production of the power-generation enterprises, and to limit the electricity consumption of high power-consuming enterprises in order to ensure the supply to residential end-consumers and key users such as hospitals.

The Company and its subsidiaries face a prosperous environment as the power output and the operating hours of the domestic thermal power plants had increased significantly in 2003, due to the strong demand for electricity caused by a number of factors including: the rapid development of the national economy, the significant increase of the consumption of high power-consuming enterprises; and the arid atmosphere in certain areas.

The Company and its subsidiaries accomplished and significantly exceeded the annual production and sale plan despite of the SARS conditions, tight situation in coal transportation and the rarely high temperature in the summer. The Company and its subsidiaries took advantage of the macro-environment, carefully maintained the equipments, arranged the overhaul projects with the consideration of the market demand, managed to meet the demand for fuel. The superior technology and equipments enhanced the Company's competition position. For the year ended 31st December 2003, the power generation of the Company and its subsidiaries reached 90.91 billion kWh, increased by 27.3% compared to the prior year.

The growth of the Company and its subsidiaries' power generation was attributed to the following factors:

(1) the rapid-growth of the national economy, which resulted in a significant increase in the demand of electricity and accordingly the increase of generation of the power plants of the Company and its subsidiaries;

(2) the significant decrease of hydro power generation in Fujian Province, which resulted in more power generation of the power plants of the Company in Fujian province;

(3) the remarkable increase of the generation capacity of the Company with two generation units of Jining Power Plant put into operation in 2003 and the full year generation capacity of two generation units of Dezhou Power Plant Phase III which were put into commercial operation in 2002;

(4) two months' power generation contribution from Yushe Power Plant and Xindian Power Plant, both of which were acquired in 2003.

In 2003, the Company made great achievement in capital transaction.

On 22nd April 2003, the Company acquired equity interests representing 25% of the enlarged share capital of SEG at a consideration of Rmb2.39 billion. Through this acquisition, the Company entered the Shenzhen power market, which is a high potential market. The Company is confident that it can work together with local power developers to exploit the Shenzhen power market, to provide power to local customers and to obtain satisfactory returns from this strategic investment.

On 27th October 2003, the Company acquired from China Huaneng Group all the assets and liabilities of Xindian Power Plant, 60% of the equity interests of Yushe Power Plant and 55% of the equity interests of Qinbei Power Plant at a total consideration of Rmb550 million. This acquisition was in the alignment with the Company's market development strategy to consolidate the advantages in the coastal regions and to expand in the middle China. The three power plants mentioned above are located in Shandong Province, Henan Province and Shanxi Province, respectively. The Company and its subsidiaries' entry into Henan and Shanxi Province enlarged its regional coverage to the larger power market in middle China. Henan Province located at the lower reaches of the Yellow River. It is a main energy base in China with high production output of coal and oil. Shanxi Province located at North China, and is the top coal-output province in China with coal reserve accounted for one third of the total coal reserve in China. The acquisition was the continuance of the development strategy of the Company "to focus on both development and acquisition".

NET OPERATING REVENUE

Net operating revenue represents operating revenue net of the value-added tax and deferred revenue. For the year ended 31st December 2003, the consolidated net operating revenue of the Company and its subsidiaries was Rmb23.388 billion, representing an increase of 26.60% over net operating revenue of Rmb18.474 billion of last year.

The significant increase of net operating revenue was primarily because of the 28.08% increase of power output compared to last year. Among the power plants of the Company and its subsidiaries, the operating revenue of Dezhou Power Plant, Fuzhou Power Plant, Dalian Power Plant and Dandong Power Plant had increased significantly. The output of Dezhou Power Plant had increased 42.91% compared to last year. The main reason of the increase was that the Phase III of Dezhou Power Plant was put into commercial operation in the second half of 2002. The increase of output of Fuzhou Power Plant was because that the significant reduction of hydro power generation in Fujian Province offered the opportunity to our plant to enlarge its generation. The operating revenue of Dalian Power Plant and Dandong Power Plant increased because of the continuous expansion of the power market in Liaoning Province.

DEVELOPING GAS-FIRED,
      PROTECTING THE ENVIRONMENT --
EQUIPPED WITH DIVERSIFIED GENERATION ASSETS.

The lower growth rate of operating revenue, when compared with that of power output, was due to the decrease of the average tariff rate. The average tariff rate decreased 2.06% from Rmb325.38 per MWh in 2002 to Rmb318.68 per MWh in 2003. The decrease of the average tariff rate was due to the adjustment of approved tariff rates and the increase of the percentage of excess generation portion as the total power output increased. In addition, the tariff rates of the newly acquired Xindian Power Plant and Yushe Power Plant were lower than that of the original power plants of the Company and its subsidiaries.

DALIAN POWER PLANT

Dalian Power Plant's net operating revenue increased by 19.74% to Rmb1.900 billion in 2003 from Rmb1.587 billion of last year. The average tariff rate was Rmb272.69 per MWh, which decreased by 2.79% from Rmb280.53 MWh in 2002. The power output of Dalian Power Plant reached 8.145 billion kWh, increased by 20.43% compared to last year. The significant increase of power output was due to the continuous expansion of the power market of Liaoning Province and the increasing power consumption. The increase of power output net of the impact caused by the decrease of the average tariff rate and resulted in the significant increase of the operating revenue.

FUZHOU POWER PLANT

Fuzhou Power Plant's net operating revenue increased by 26.51% to Rmb2.390 billion in 2003 from Rmb1.889 billion of last year. The average tariff rate was Rmb331.82 per MWh, which increased by 1.23% from Rmb327.80 MWh in 2002. The increase of average tariff rate was caused by the change of the structure the power output, among which, planned generation portion increased and the excess generation portion decreased. The power output of Fuzhou Power Plant was 8.464 billion kWh, increased by 23.13% when compared to last year. Both the increase of the average tariff rate and the power output resulted in significant increase of the net operating revenue and net operating profit. The main reason of the increase of the power generation of Fuzhou Power Plant was mainly that Fuzhou Power Plant had the opportunity to enlarge power generation since the hydro power generation declined significantly due to the arid climate in Fujian Province while the power demand increased.

SHANG'AN POWER PLANT

Shang'an Power Plant's net operating revenue increased by 4.34% to Rmb2.008 billion in 2003 from Rmb1.924 billion in 2002. The average tariff rate was Rmb307.94 per MWh, which decreased by 2.44% from Rmb315.65 MWh of last year. The decrease of the average tariff rate was mainly caused by the change of the structure of the power sales. All the increased portion of power output was in the excess generation category with a lower tariff rate. The increase of the net operating revenue of Shang'an Power Plant was due to the increase of power output. The lower growth rate of net operating revenue and net profit was caused by the decrease of the average tariff rate.

NANTONG POWER PLANT

Nantong Power Plant's net operating revenue increased by 9.86% to Rmb2.147 billion in 2003 from Rmb1.955 billion in 2002. The average tariff rate was Rmb312.52 per MWh, which increased by 0.96% from Rmb309.54 MWh of last year. The power output of Nantong Power Plant reached 8.078 billion kWh, increased by 7.65% compared to last year. The increase of the net operating revenue and the net profit of Nantong Power Plant was caused by two factors: the increase of the power output and the increase of the average tariff rate. The increase of the average tariff rate was due to the increase of the tariff rate of the excess generation.

SHANTOU OIL-FIRED POWER PLANT

Shantou Oil-fired Power Plant's net operating revenue increased by 56.57% to Rmb178 million in 2003 from Rmb114 million in 2002. The average tariff rate was Rmb672.41 per MWh, which increased by 8.28% from Rmb621.02 MWh of last year. The power output of Shantou Oil-fired Power Plant reached 296 million kWh, increased by 45.15% compared to last year.

DANDONG POWER PLANT

Dandong Power Plant's net operating revenue increased by 22.87% to Rmb927 million in 2003 from Rmb754 million in 2002. The increase of the net operating revenue was mainly caused by the 20.23% increase of power output of Dandong Power Plant, which reached 4.046 billion kWh in 2003. The increase of power output was due to the same factors that benefited Dalian Power Plant, namely the continuous expansion of the power market of Liaoning Province and the continuous growth of power consumption. The other significant reason was that the average tariff rate increased by 1.19% to Rmb276.95 MWh in 2003 from Rmb273.70 per MWh of last year.

SHANTOU COAL-FIRED POWER PLANT

Shantou Coal-fired Power Plant's net operating revenue increased by 2.33% to Rmb1.522 billion in 2003 from Rmb1.487 billion in 2002. The average tariff rate was Rmb435.17 per MWh, which decreased by 4.56% from Rmb455.95 MWh of last year. The power output of Shantou Coal-fired Power Plant reached 4.125 billion kWh, increased by 6.55% compared to last year. The lower growth rate of the net operating revenue, when compared with that of power output, was due to that certain portion of the increase of the power output was offset by the decrease of the average tariff rate.

SHIDONGKOU SECOND POWER PLANT

Shidongkou Second Power Plant's net operating revenue increased by 6.84% to Rmb2.250 billion in 2003 from Rmb2.106 billion in 2002. The average tariff rate was Rmb332.85 per MWh, which decreased by 3.77% from Rmb345.90 MWh of last year. The power output of Shidongkou Second Power Plant reached 8.024 billion kWh, increased by 10.40% compared to last year. The increase of the power output was due to that the power demand in the East China (especially in Shanghai) exceeded the power supply in 2003, which resulted in the significant increase of the net operating revenue and net profit.

NANJING POWER PLANT

Nanjing Power Plant's net operating revenue increased by 10.03% to Rmb1.027 billion in 2003 from Rmb933 million in 2002, which was mainly caused by two factors: 1) The average tariff rate reached Rmb307.31 per MWh in 2003, increased by 1.07% from Rmb304.07 MWh of last year. The increase of the average tariff rate was mainly due to the increase of the bidding tariff rate and the tariff rate for the excess generation. 2) The power output of Nanjing Power Plant reached 3.867 billion kWh, increased by 7.16% compared to last year. The increase of power generation was mainly due to the significant increase of power demand of the East China grid.

DEZHOU POWER PLANT

Dezhou Power Plant's net operating revenue increased by 40.27% to Rmb3.206 billion in 2003 from Rmb2.286 billion in 2002. The average tariff rate was Rmb333.34 per MWh, which decreased by 1.85% from Rmb339.64 MWh of last year. The increase of the net operating revenue of Dezhou Power Plant was mainly due to that the increase in the power output offset the impact of decrease of the average tariff rate. The increase of power output was mainly due to that the Phase III project (2X660MW) formed additional stable generation capacity.

JINING POWER PLANT

Jining Power Plant's net operating revenue increased by 7.28% to Rmb453 million in 2003 from Rmb422 million in 2002. The average tariff rate was Rmb274.66 per MWh, which decreased by 0.18% from Rmb275.15 per MWh of last year. The power output of Jining Power Plant reached 1.928 billion kWh, increased by 6.82% compared to last year. The increase of the net operating revenue of Jining Power Plant was mainly due to the increase of power output. The increase of power output was mainly due to that the Phase III project (2X135MW) was put into commercial operation in 2003, which enlarged the total installation capacity of Jining Power Plant.

CHANGXING POWER PLANT

Changxing Power Plant became a wholly-owned plant of the Company on 1st July, 2002. In 2003, Changxing Power Plant's net operating revenue was Rmb454 million. Its power output was 1.657 billion kWh with the average tariff rate of Rmb320.57 per MWh.

SHIDONGKOU FIRST POWER PLANT

The Company acquired 70% of the equity interests of Shidongkou First Power Plant on 1st July, 2002, and subsequently acquired the remaining 30% equity interests on 31st December, 2002. Since then, the plant became a wholly-owned plant. In 2003, the net operating revenue, power output and average tariff rate of Shidongkou First Power Plant were Rmb1.623 billion, 7.395 billion kWh and Rmb256.64 per MWh, respectively.

XINDIAN POWER PLANT

Xindian Power Plant became a branch of the Company by the end of October 2003. The net operating revenue of Xindian Power Plant from November to December was Rmb150 million. The power output and average tariff rate of Xindian Power Plant were 512 million kWh and Rmb342.41 per MWh, respectively.

TAICANG POWER PLANT

The Company acquired 70% of the equity interests of Taicang Power Plant on 1st July, 2002 and subsequently acquired 5% of the equity interests on 31st December, 2002. In 2003, the net operating revenue, power output and average tariff rate of Taicang Power Plant were Rmb1.105 billion, 4.062 billion kWh and Rmb321.80 per MWh, respectively.

HUAIYIN POWER PLANT

The Company acquired 44.16% of the equity interests of Huaiyin Power Plant on 1st July, 2002, and subsequently acquired 19.48% equity interests on 31st December, 2002. In 2003, the net operating revenue, power output and average tariff rate of Huaiyin Power Plant were Rmb652 million, 2.435 billion kWh and Rmb317.21 per MWh, respectively.

WEIHAI POWER PLANT

The Company owns 60% equity interests in Weihai Power Plant. The net operating revenue of Weihai Power Plant decreased by 4.66% to Rmb1.340 billion in 2003 from Rmb1.405 billion of last year. The decrease was mainly caused by two factors: 1) The power output of Weihai Power Plant decreased by 2.79% to 4.107 billion kWh from 4.225 billion kWh of last year. 2) The average tariff rate of Weihai Power Plant decreased by 1.84% to Rmb386.50 per MWh from Rmb393.74 per MWh of last year. The decrease of the average tariff rate was mainly due to the change of the structure of power output, among which the portion of the planned generation decreased and the portion of the generation applied to lower tariff rates increased.

YUSHE POWER PLANT

The Company acquired 60% of the equity interests of Yushe Power Plant by the end of October 2003. The net operating revenue of Yushe Power Plant from November to December were Rmb57 million. The power output and average tariff rate of Yushe Power Plant were 259 million kWh and Rmb200.63 per MWh, respectively.

QINBEI POWER PLANT

The Company acquired 55% equity interests of Qinbei Power Plant by the end of October 2003. Two sets of generation units of Qinbei Power Plant, with the capacity of 600 MW each, were still under construction.

OPERATING EXPENSES

The total operating expenses of the Company and its subsidiaries increased by 26.51% to Rmb16.315 billion in 2003 from Rmb12.896 billion of last year. The growth rate of operating expenses was lower than that of power output.

The primary operating expenses of the Company and its subsidiaries was fuel cost. The fuel cost increased by 30.49% to Rmb9.025 billion in 2003, when compared to Rmb 6.916 billion of last year. The weighted average unit price of natural coal increased by 2.89% to Rmb239.06 per ton in 2003 from Rmb232.34 per ton in 2002. Accordingly the unit fuel cost of power output increased by 2.28% to Rmb105.05 per MWh. Xindian Power Plant and Yushe Power Plant's unit fuel cost of power output was Rmb103.48 per MWh, which was lower than the average level of original power plants of the Company.

MAINTENANCE EXPENSE

The maintenance expense incurred by the Company and its subsidiaries was Rmb922 million in 2003. The maintenance expense increased by 51.64% when compared to Rmb608 million of last year. The increase of the maintenance expense was mainly due to two factors: 1) The plants acquired in 2002, including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis. 2) The original power plants such as Dezhou Power Plant, Dalian Power Plant and Fuzhou Power Plant, carried out major overhaul according the annual plan and incurred more maintenance expense.

DEPRECIATION AND AMORTIZATION

The depreciation and amortization of the Company and its subsidiaries was Rmb4.117 billion in 2003, increased by 16.50% from Rmb3.534 billion of last year. The depreciation and amortization of the original power plants and the headquarter of the Company were Rmb4.093 billion, increased by 15.82% compared to last year. The newly acquired power plants including Xindian Power Plant and Yushe Power Plant incurred depreciation and amortization Rmb24 million in 2003. The increase of depreciation and amortization was mainly due to that the Phase III of Dezhou Power Plant was put into commercial operation in late 2002, and that the plants acquired in 2002, including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis.

LABOR COST

The labor cost of the Company and its subsidiaries was Rmb1.439 billion in 2003, which increased by 38.90% from Rmb1.036 billion of last year. The increase of labor cost was mainly due to that the plants acquired in second half of 2002, including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis.

SERVICE FEE PAID TO HIPDC

The service fee paid to HIPDC refers to a fee for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

In 2003, the Company incurred the service fee in relation to the grid connection and transmission facilities for Shang'an Power Plant and Shantou Coal-fired Power Plant (HIPDC had transferred the ownership of transmission and transformation facilities of Fuzhou Power Plant Phase I and Shidongkou Second Power Plant to Fujian Electric Power Company and Shanghai Power Corporation, respectively, on 1st July, 2002. The Company was not required to pay the service fee for the two plants since the transfer). The service fee paid to HIPDC was Rmb215 million in 2003, decreased by 18.56% when compared with Rmb264 million in 2002.

INCOME TAX EXPENSES

Pursuant to the relevant tax regulations, the Company is a Sino-foreign equity joint venture and enjoys the preferential income tax policy. Each of the power plants of the Company is exempted from PRC income tax for two years starting from the first profit-making year after covering the accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the Company's wholly-owned power plants pay their respective income tax to local tax authorities, although they are not separate legal entities. The consolidated income tax expenses of the Company and its subsidiaries were Rmb1.149 billion, which increased by 17.13% compared to Rmb981 million of last year. The income tax expenses of the original power plants and headquarters of the Company (excluding the newly acquired power plants in 2003) were Rmb1.138 billion, increased by 16.00% compared to last year. The consolidated income tax of the newly acquired plant, including Xindian Power Plant and Yushe Power Plant, were Rmb11 million.

OTHER EXPENSES

With the rapid growth of the power output, the other expenses of the Company and its subsidiaries were Rmb597 million in 2003, increased by 10.76% from Rmb539 million of last year. Another factor that caused the increase of other expenses was the consolidation of the other expenses of the newly acquired plants, including Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant. The consolidated other expenses of the original plants and headquarter of the Company, excluding the newly acquired Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant were Rmb581 million, which increased by 7.79% compared to Rmb539 million of last year.

NET PROFIT BEFORE FINANCIAL EXPENSES

The net profit before financial expenses of the Company and its subsidiaries in 2003 was Rmb7.073 billion, which increased by 26.80% compared to Rmb5.578 billion in 2002.

FINANCIAL EXPENSES

The consolidated net financial expenses of the Company and its subsidiaries were Rmb544 million in 2003, which increased by 6.67% compared to Rmb510 million of last year. The increase of financial expenses was mainly due to the decrease of interest income.

NET PROFIT

The consolidated net profit of the Company and its subsidiaries was Rmb5.430 billion in 2003, increased by 38.50% compared to Rmb3.921 billion of last year. The significant increase of net profit was primarily due to the increase of power output, the full year contribution from the plants acquired in 2002 (including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiying Power Plant), the full year contribution from Dezhou Power Plant Phase III, the commercial operation of the expansion project of Jining Power Plant and the investment income from SEG.

COMPARISON OF KEY FINANCIAL RATIOS
                                                THE COMPANY AND ITS SUBSIDIARIES
                                                        2003               2002

Current ratio                                           0.90               1.00
Quick ratio                                             0.81               0.88
Ratio of liabilities and owner's equity                 0.54               0.56
Multiples of interest earned                           12.03               8.28
--------------------------------------------------------------------------------


After the investment in SEG and the acquisitions of Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant, the current ratio and quick ratio of the Company decreased slightly when compared with that in the beginning of 2003.

Multiples of interest earned of the Company and its subsidiaries increased when compared with that of last year.

The Company and its subsidiaries had strong financing capability. The Company obtained unsecured borrowing facilities from bank, amounting to Rmb7 billion and Rmb5 billion, to finance its funding requirement for a period of three years starting from 18th September, 2003 and 4th March, 2002, respectively.

After the acquisition of the 25% equity interests of SEG and the acquisitions of Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant, the Company and its subsidiaries still maintained its strong debt repayment ability.

As at 31st December, 2003, the loans denominated in foreign currencies of the Company and its subsidiaries amounted to approximately USD872 million and Japanese Yen1.786 billion, of which USD250 million and Japanese Yen238 million was repayable within one year. The Company and its subsidiaries will closely monitor the fluctuation in the foreign exchange market and cautiously assess the exchange rate risk.

The long-term loan of the Company and its subsidiaries were mainly fixed-rate loans. As at 31st December, 2003, the balance of the floating-rate loans of the Company and its subsidiaries were approximately USD262 million and Japanese Yen1.786 billion according to the original loan agreements. The Company and its subsidiaries adopted interest swap contracts to reduce its floating rate risk.

Calculation formula of financial ratios:

Ratio of liabilities and        =      balance of liabilities at the end of the
  shareholders' equity                 year/balance of shareholders' equity
                                       at the end of the year

Current ratio                   =      balance of current assets at the end of
                                       the year/balance of current
                                       liabilities at the end of the year

Quick ratio                     =      (balance of current assets at the end of
                                       the year - balance of inventories at
                                       the end of the year)/balance of current
                                       liabilities at the end of the year

Multiples of interest earned    =      (profit before tax + interest expense)/
                                       interest expenditure (including
                                       capitalized interests)

EXPANDING OUR OPERATIONS,
             GROWING OUR PROFITS --
COMMITTED TO ENHANCING SHAREHOLDER RETURN.

<< CORPORATE GOVERNANCE



THE COMPANY WILL ADOPT OPTIMISATION OF THE INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AS THE STARTING POINT TO GOVERN THE COMPANY IN A STRINGENT, SCIENTIFIC AND REGULATED MANNER, AND TREAT ALL SHAREHOLDERS EQUALLY IN ORDER TO ENSURE THE LONG-TERM AND STEADILY INCREASING RETURN FOR THE SHAREHOLDERS.

As a public company listed in three places inside and outside the PRC, the Company is under the governance of the securities regulatory authorities of the three places where its shares are listed and under the oversight of the investors. Accordingly, the Company will uphold the principles of a synergic legal person governance structure by striking balances and checks between power of decision-making, supervision and operation rights. Honesty and trustworthiness, compliance with the law, and regulated operation according to the law are the basic operational guidelines of the Company. Prior to the promulgation of the relevant regulations of the State's securities regulatory authority, the Company took the lead in appointing two Independent Directors and established a management committee, a technology committee and a finance committee under the Board of Directors. At the same time, the Company also formulated a comprehensive management system involving various areas including administration, legal affairs, information, planning, construction, production, operation, foreign affairs, business affairs, finance, securities, personnel, monitoring and auditing in order to ensure the Company to operate in a regulated and proper manner. In 2002, the Company amended and included certain new clauses in its Articles of Association according to the requirements and stipulations of the State's relevant regulations, including the Standards for Governance of Listed Companies, and made adjustments to the composition of the Board of Directors and the Supervisory Committee of the Company. The number of members of the Board of Directors was changed from 19 to 12. All vice presidents of the Company will no longer hold the posts of directors of the Company. The Company has taken in certain personnel with more extensive management experience in the power industry to join the Board of Directors, in particular an expert with professional accounting knowledge has joined the Board of Directors as an Independent Director. Accordingly, the number of Independent Directors in the Board of Directors now amounts to four, representing one-third of the members of the Board of Directors, which is in compliance with the requirements of the relevant regulations and the amended Articles of Association. The number of members of the Supervisory Committee was changed from three to seven by adding four shareholder representatives. The management committee, technology committee and finance committee under the Board of Directors were remodelled to Strategy Committee, Audit Committee, Nomination Committee and Remuneration and Appraisal Committee. Except for the Strategy Committee, the majority of members of the other three committees were Independent Directors who hold the posts of chairmen.

Through adjustments, the Board of Directors and the Supervisory Committee of the Company have met the requirements of the relevant laws and regulations to a greater extent in terms of scale and personnel composition, thus enabling the Board of Directors to make effective, scientific and prompt decisions and the Supervisory Committee to exercise independent and effective supervision and inspection powers upon the directors, presidents and other senior management and upon the finance matters of the Company. The establishment and regulated operation of the four special committees under the Board of Directors will also be conducive to bringing about a highly effective operation and scientific decision-making process of the Board of Directors.

In 2003, the Company formulated and passed the Rules and Procedures for Shareholders' Meetings, the Rules and Procedures for the Board of Directors Meetings, the Rules and Procedures for the Supervisory Committee Meetings, the Detailed Rules on the Work of the President, the Detailed Rules on the Work of the Strategy Committee of the Board of Directors, the Detailed Rules on the Work of the Audit Committee of the Board of Directors, the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors, the Detailed Rules on the Work of the Nomination Committee of the Board of Directors and the Measures on the Management of Investor Relations. The Board discussed and passed the proposal on the amendments to the Articles of Association. The Audit Committee of the Board of Directors of the Company has held various seminars on the financial management issues encountered by the Company during the course of operation and sought scientific resolutions. At the same time, the Board of Directors of the Company strengthened the liaison with regulatory bodies including Beijing Securities Management Authority, and successfully completed various reports including "Investigation on Shareholdings of Insiders of Listed Companies" and "Investigation on the Appointment of Independent Directors", thereby further enhancing the governance level of the Company.

In 2004, the Company will further improve its corporate governance according to the laws and regulations imposed by the securities regulatory authorities of the three places where the shares of the Company are listed. The Company will improve the working conditions of the Independent Directors by installing personal e-mail boxes for all the Independent Directors and disclosing the same to the public in order to ensure clear communication channels between the Independent Directors and all kinds of investors. The Company will enhance its internal control system in all aspects and establish a scientific and practical internal control mechanism. At the same time, the Company will actively proceed to establish transparent procedures for election and appointment of directors in accordance with the requirements of the relevant laws and regulations and the actual situation of the Company, and will implement a cumulative voting system when circumstances permit.

DUTIES OF THE SPECIAL COMMITTEES OF THE BOARD OF DIRECTORS

Duties of the Strategy Committee of the Board of Directors: mainly responsible for conducting studies on long-term development strategies, important policy-making on investment and important policy-making on technology, and putting forward proposals to the Board of Directors.

Duties of the Nomination Committee of the Board of Directors: mainly responsible for conducting studies on the standards and procedures for the election of candidates of directors and senior management personnel of the Company according to the requirements of the operation and management of the Company and putting forward proposals to the Board of Directors; searching for qualified candidates of directors and senior management personnel on a broad basis; conducting examination on the candidates of directors and senior management personnel and putting forward proposals.

Duties of the Audit Committee of the Board of Directors: mainly responsible for the communication, supervision and verification of the internal and external auditing of the Company.

Duties of the Remuneration and Appraisal Committee of the Board of Directors: mainly responsible for conducting studies on the appraisal standards for directors and senior management personnel of the Company, conducting appraisal and putting forward proposals; responsible for conducting studies and inspection of the remuneration policies and proposals for directors and senior management personnel of the Company, and shall be accountable to the Board of Directors.

COMPOSITION OF THE SPECIAL COMMITTEES OF THE BOARD OF DIRECTORS

Strategy Committee:
Li Xiaopeng (chairman), Zheng Jianchao (vice-chairman), Wang Xiaosong, Ye Daji, Huang Jinkai, Liu Jinlong, Qian Zhongwei (members).

Audit Committee:
Xia Donglin (chairman), Wang Xiaosong, Shan Qunying, Zheng Jianchao, Qian Zhongwei (members).

Nomination Committee:
Qian Zhongwei (chairman), Huang Jinkai, Yang Shengming, Gao Zongze, Zheng Jianchao (members).

Remuneration and Appraisal Committee:
Gao Zongze (chairman), Liu Jinlong, Xu Zujian, Zheng Jianchao,
Xia Donglin (members).

All financial reports disclosed to the public by the Company have been examined and passed by the Audit Committee of the Board of Directors of the Company, and discussed and approved by the Board of Directors of the Company. All non-executive directors of the Company conscientiously perform their duties and diligently perform their duties through the Board of Directors in order to seek optimisation of shareholders' interests.

PERFORMANCE OF DUTIES BY THE INDEPENDENT DIRECTORS

The Independent Directors of the Company attended or appointed proxies to attend all board meetings in 2003, and expressed independent opinions on the appointment of senior management personnel and important matters including connected transactions. The Independent Directors of the Company have independently, honestly and diligently performed their duties according to the relevant laws and regulations and the powers conferred by the Articles of Association, and have indeed fulfilled their function of protecting the interests of shareholders, particularly medium and small shareholders.

<< INVESTOR RELATIONS



INVESTOR RELATIONS WORK IN 2003

The Company attaches great importance to communication with investors and strives to establish clear communication channels and carry out open and transparent disclosure of information. In 2003, in line with the businesses of the Company, we disclosed information of the Company in a timely and accurate manner by various means. We were able to have information disclosed by the Company and external publicity complied with the regulatory requirements of various listing places so that investors have a relatively objective and comprehensive understanding of the Company and reforms of the power industry in order to safeguard and enhance the credibility of the Company and its image in the capital markets.

During the year, the Company dispatched a total of 74 press releases and held more than a hundred "one to one" meetings for overseas investors through road shows and conferences with the investment sector, and organized investors inside and outside the PRC to visit power plants so as to provide them with opportunities to have direct communication with the power plants' management. "Openness of the Company" satisfied the demand of the investors to obtain an understanding of the production and operation, financial position and strategic information of the Company in a timely manner, and attracted the attention of more and more investors who have developed their confidence in the prospects of the Company. During the year, the Company obtained the "2003 Best IR from a Chinese Company--Large Cap" award given by IR Magazine, the "Best Investor Relationship for PRC Companies" award and the "Best Investor Relationship for Energy Utilities in Asia-Pacific Region" award given by Institutional Investor, the "Overall Best Managed Company in China" award given by Asiamoney and the "Best Public Utilities Company in Asia" award given by Euromoney.

QUESTIONS FREQUENTLY ASKED BY INVESTORS

HOW DOES THE COMPANY COPE WITH FUEL COST INCREASE?

The Company copes with fuel cost increase mainly through the following measures:

(1) to control coal procurement costs and to reduce transportation costs and storage loss;

(2) to continue to promote coal blending burning work in order to off-set the price increase of the originally designed major burning coal types;

(3) to further reduce the oil consumption of certain power plants through enhancing the operating efficiency of the generating units;

(4) to reduce unit coal consumption through optimising the operational mode of the generating units;

(5) the economies of scale of centralized coal procurement of the Company is instrumental in reducing procurement costs.


SINCE THE GOVERNMENT HAS ADOPTED THE NEW ADMINISTRATION PROVISIONS REGARDING THE COLLECTION AND APPLICATION OF WASTE DISPOSAL FEE, DOES THE COMPANY HAVE ANY DETAILED PLAN OR MEASURES TO RENOVATE OR MODIFY THE EXISTING POWER PLANTS?

The Company carried out unified planning in accordance with its development plan and the State's environment protection requirements: for the reduction of SO2 release, we plan to build sulphur reduction facilities in major areas gradually and to increase the ratio of low-sulphur coal as fuel in all our power plants. To control the release of nitrogen oxide chemicals, the power plants are required to follow strict operation management rules to minimise the release of nitrogen oxide chemicals, and at the same time we will make renovation or modification arrangements of low-nitrogen combustion facilities.

Currently the Company is arranging the construction of the flue gas de-sulphurization facilities for the 2X300MW units of Shantou Coal-fired Power Plant and the 2X300MW units of Taicang Power Plant.

WHAT MEASURES WILL THE COMPANY ADOPT TO IMPROVE THE PERFORMANCE OF THE ACQUIRED POWER PLANTS AS A WHOLE?

The Company will strengthen its management, further implement the management methods of the Company, and seek synergy in the following aspects:

o To strengthen financial management: examples include sorting out the situation of the power plants in relation to loans, improving loans structure and optimising debt cost.

o To adopt "Status Reparation" system so that the reparation input can have a higher return.

o To strengthen the administration of bidding and contracting in relation to reparation and technology improvement projects to lower the costs.

o The Company will apply to the relevant bodies after the completion of the acquisition to seek favourable tax rates of sino-foreign joint ventures for the power plants wholly owned by the Company.

WHAT IS THE CONSIDERATION BEHIND THE FIRST-EVER MOVE BY HUANENG POWER TO DISTRIBUTE SUBSTANTIAL BONUS SHARES?

In the distribution this time, we gave the shareholders RMB0.5 and 1 share to every share he holds (0.5 being bonus share, and 0.5 to be converted from reserve fund). The principal considerations are:

First, to ensure the distribution of a cash dividend will enable shareholders to receive actual benefit. The cash distribution is RMB0.5 / share, accounting for 56% of the profit of the year;

Secondly, to consider the further development of the Company. The assets scale and profit level of the Company have been increasing year by year since its establishment. Taking generation capacity as an example, when the overseas listing of the Company was completed 10 years ago, it had a total issued share capital of 5 billion shares and an equity-based generation capacity of 2,900MW; by the end of 2003, our equity-based generation capacity has reached 15,736MW while the total issued shares has been increased by merely 20% to approximately 6 billion shares. After the issue of bonus shares and implementation of the capital conversion plan, the capital of the Company will increase to match the scale of the Company, which will benefit its business development and increase its market influence.

In summary, our operation guideline is to maximize the interest of the shareholders and make them receive actual return.

WHAT OPPORTUNITIES AND CHALLENGES DOES THE COMPANY FACE IN YEAR 2004?

In 2004, the Company faces both opportunities and challenges.

In terms of power generation, the continued substantial increase in the demand of power will enable the Company to generate more electricity and hence more profits, but on the other hand the highly charged operation of power generating facilities over a long period of time has brought pressure upon operational safety and stability. It is one of the challenges this year to achieve safe, stable yet full-load operation so to ensure safe power supply.

Coal supply is another challenge the Company will face this year. Since the second half of last year, affected by various factors, the coal supply has been tight and coal prices have been rising. The Company has adopted a series of measures to ensure coal supply. The Company believes that under the correct guidance of the government, suppliers and the purchasers will cooperate to ensure a safe supply of coal to the power industry.

Regarding the power construction aspect, the economic developments and the improvements of people's living standards have created enormous room for market development. This has brought good opportunities for the Company to speed up its developments, but large-scale power construction has brought huge pressure on project management. It is one of the challenges this year to ensure that all work-in-progress projects achieve timely and high-quality operation and construction costs be under control.

FOCUSING ON MANAGEMENT,
    EXERCISING STRINGENT COST CONTROLS --
GEARED FOR ENHANCING OPERATING EFFICIENCY.

<< REPORT OF THE BOARD OF DIRECTORS

The Board presents the report and the audited financial statements of the Company and its subsidiaries for the year ended 31st December 2003.

BUSINESS OF THE COMPANY AND OPERATING RESULTS

In 2003, the Company achieved remarkable results by overcoming various unfavourable external conditions as a result of the joint efforts of all the staff and management of the Company. In terms of power generation, the Company's annual generation exceeded its target for the year. Regarding the operation management, on the one hand, the Company continued to effectively control and manage costs, on the other hand, power project development and acquisition also made significant contribution to the remarkable growth of the Company's operating results for year 2003. The Board of Directors is very satisfied with the operating results of 2003.

Please refer to pages 73 to 122 of the financial statements for the operating results of the Company and its subsidiaries for the year ended 31st December 2003.

SUMMARY OF FINANCIAL INFORMATION

Please refer to the Financial Highlights on page 8 for summary of the operating results and assets and liabilities of the Company and its subsidiaries for the year ended 31st December 2003.

DIVIDENDS AND OTHER DISTRIBUTION

The Company and its subsidiaries aim to bring long-term, stable and growing returns to the shareholders. In alignment with this target, on the board meeting held on 16th March, 2004, the Board of Directors resolved to propose in the 2003 annual general meeting for the year ended 31st December, 2003 a cash dividend of Rmb0.50 per ordinary share, totaling approximately Rmb3.014 billion, together with an issue of bonus shares on the basis of 5 bonus shares for every 10 existing ordinary shares.

Cash dividends will be denominated and declared in Renminbi. Cash dividends on domestic shares will be paid in Renminbi. Save for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, cash dividends on foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to Rmb8.27715 and HK$1 to Rmb1.06175 respectively.

All the cash dividends will be paid and the bonus shares will be issued to shareholders on or before 30th June 2004, subject to the approval of the annual general meeting of the Company.

CONVERSION OF THE ADDITIONAL PAID-IN CAPITAL AND THE SURPLUS RESERVE FUND

In addition to the dividends and other distribution as mentioned above, on 16th March 2004, the Board resolved to propose to convert part of the additional paid-in capital and the statutory surplus reserve fund into share capital by issuing new shares to all of its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (three of which from additional paid-in capital and two from statutory surplus reserve fund). The proposal is subject to shareholders' approval at the annual general meeting to be held on 11th May 2004.

BOARD RESOLUTIONS OF THE BOARD OF DIRECTORS IN 2003

In 2003, the Board of Directors has held six meetings. Details of the resolutions are as fellows:

1. On 12th March 2003, the Board of Directors ("the Board") convened the second meeting of the Fourth Session of the Board. Twelve Directors were eligible to attend the meeting. The attendants of the meeting included twelve Directors (either in person or by proxy), The convening of this meeting complied with the Companies Law of the People's Republic of China and the articles of association of the Company. The following resolutions were considered and approved at the meeting:-

     (1) The working report from the Board of Directors of the Company for year 2002.

     (2)  The working report from the President of the Company for year 2002.

     (3)  The audited financial statements of the Company for year 2002.

     (4)  The profit distribution plan of the Company for year 2002.

          Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb4,082,350,589, Rmb3,921,003,301 and Rmb3,895,191,644 respectively. 10% and 7.5% of the net profit for year 2002 of the Company under the PRC GAAP (Rmb4,082,350,589) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb714,411,353. No appropriation will be made to discretionary surplus reserve fund. According to the articles of association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders was RMB3,180,780,291. The distribution of profit for year 2002 by the Company should be based on the total issued share capital of 6,000,273,960 shares of the Company, and the Company would make a distribution of cash dividends to all shareholders on the basis of Rmb3.40 (including tax) for each 10 shares of the Company. It is estimated that the total amount of dividends to paid would be Rmb2,040,093,146.40. The remaining Rmb1,140,687,145 would be reserved for future distribution and the Company would not capitalize the statutory surplus reserve fund for this year.

     (5)  The Company's 2002 annual report and its extract.

     (6)  The proposal regarding the re-appointment of the Company's auditors.

          It was resolved to appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2003 with a total remuneration of US$1.25 million.

     (7) The proposal regarding the amendments to the articles of association of the Company.

     (8)  The Rules and Procedures for Shareholders' meeting.

     (9) Rules and Procedures for the Board of Directors Meetings, the Rules and Procedures for the Supervisory Committee Meetings, the Detailed Rules on the Work of the General Manager, the Detailed Rules on the Work of the Strategy Committee of the Board of Directors, the Detailed Rules on the Work of the Audit Committee of the Board of Directors, the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors, the Detailed Rules on the Work of the Nomination Committee of the Board of Directors.

    (10)  The proposal regarding the total amount of wages in 2003.

    (11)  The Consolidated Plan in 2003.

    (12)  The proposal regarding the remuneration of Independent Directors

          i. During the term of service, the Company shall pay to each Independent Director an annual allowance of Rmb40,000 (tax exclusive) by two instalments.

          ii. The Company shall reimburse to the Independent Directors all their expenses (including travelling expenses and administrative expenses) reasonably incurred by them for the purpose of attending the meetings of Board of Directors and shareholders meetings and performing their duties as required by the relevant laws and under the Company's articles of association.

          iii. Save and except for the above, the Company shall not provide any other benefit to the Independent Directors.

     (13) To authorise The Stock Exchange of Hong Kong Limited to act on behalf of the Company to submit all necessary documents as required by the Securities and Futures Ordinance (the "SFO") to the Securities and Futures Commission and further to authorise any of the directors of the Company to execute the relevant power of attorney.

     (14) The proposal regarding the convening of the annual general meeting of year 2002.

     The resolutions numbered (1), (3), (4), (6), (7), (8) and (12) above were submitted to the general meeting of the Company for approval.

2. On 28th April 2003, in accordance with the relevant laws and requirements under the articles of association of the Company, the Board of Directors unanimously reviewed and approved the First Quarterly Report of 2003 by way of written resolutions.

3. On 5th June 2003, in accordance with the relevant laws and requirements under the articles of association of the Company, the following resolutions were considered and approved by way of written resolutions :

     (1) The proposal regarding the Company's acquisition from China Huaneng Group a 55% interest in Henan Huaneng Qinbei Power Generation Limited, a 60% interest in Shanxi Huaneng Yushe Power Limited and all the assets and liabilities of China Huaneng Group Xindian Power Plant (the "Acquisition") and the transfer agreement between the Company and China Huaneng Group in relation of the transfer of Henan Huaneng Qinbei Power Generation Limited, Shanxi Huaneng Yushe Power Limited and China Huaneng Group Xindian Power Plant (the "Transfer Agreement"):

          1.1 To approve the Acquisition and the Transfer Agreement; and to authorise Mr. Ye Daji to execute the Transfer Agreement on behalf of the Company.

          1.2  To approve the Connected Transactions Notice;

          1.3 To approve the Acquisition and the Transfer Agreement to be included in the agenda of the shareholders' general meeting, which will take effect after approval of the shareholders.

     (2)  The proposal regarding the connected transaction due to the
          Acquisition:

          2.1 To approve the guarantee arrangements and the relevant agreements between Henan Huaneng Qinbei Power Generation Limited, Shanxi Huaneng, Xindian Power Plant and China Huaneng Group;

          2.2 To approve the facilities arrangements and the relevant agreements between Shanxi Huaneng Yushe Power Limited and China Huaneng Group;

          2.3 To approve the deposit and facilities arrangements and the relevant agreements between Henan Huaneng Qinbei Power Limited, China Huaneng Group Xindian Power Plant and China Huaneng Finance Limited;

          2.4  To approve to submit connected transaction arrangements in items
               2.1 and 2.3 above to general meeting, and to execute the relevant agreements after they have been approved by the shareholders' general meeting.

     (3) To discuss and approve the proposal regarding the first temporary shareholders' general meeting.

          Since the Acquisition and the Transfer Agreement in Resolution (1) and the connected transaction arrangements and the relevant agreements in items 2.1 and 2.3 in Resolution (2) shall require approval from the shareholders, the Board of Directors decided to convene the first extraordinary general meeting. Time, date and agenda of such meeting were to be announced later.

4. On 6th August 2003, the Board of Directors of the Company convened the third meeting of the Fourth Session of the Board. Twelve Directors were eligible to attend the meeting, of which twelve attended the meeting (either in person or by proxy). The convening of this meeting complied with the Companies Law and the articles of association of the Company.

     The following resolutions were considered and passed unanimously at the meeting:

     (1) the interim report for the first half of 2003 and the summary thereof; and

     (2) the appointment of Mr Zhang Hong as Vice President of the Company.

5. On 30th September 2003, in accordance with the relevant laws and requirements in the Articles of Association of the Company, the Board of Directors unanimously approved the "Measures on the Management to Investor Relationship" by way of written resolution.

6. On 21st October 2003, the Board of Directors convened the fourth meeting of the Fourth Session of the Board. Twelve Directors were eligible to attend the meeting, of which twelve attended the meeting (either in person or by proxy). The convening of this meeting has complied with the Companies Law and the articles of association of the Company. The Third Quarterly Report of 2003 was discussed and approved at the meeting.

BANK LOANS AND OTHER BORROWINGS

Please refer to Notes 23 to 25 of the financial statements for details of bank loans of the Company and its subsidiaries as at 31st December 2003.

CAPITALIZED INTEREST

Please refer to Note 10 of the financial statements for details of the Company and its subsidiaries' capitalized borrowing costs during the year.

FIXED ASSETS

Please refer to Note 10 of the financial statements for changes in the fixed assets of the Company and its subsidiaries during the year.

RESERVES

Please refer to Note 20 of the financial statements for the reserves of the Company, including allocation of statutory fund during the year ended 31st December 2003.

SUBSIDIARIES AND ASSOCIATED COMPANIES

As regards the subsidiaries and associate companies of the Company, please refer to Notes 11 and 12 of the financial statements.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to the Statement of Changes in Shareholders' Equity of the financial statements.

STAFF RETIREMENT SCHEME
Please refer to Note 8 of the financial statements for the Staff Retirement Scheme.

PRE-EMPTIVE RIGHTS

According to the Articles of Association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings when it issues such new shares.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company for year 2003 were coal suppliers, namely Shenhua Coal Transportation Company, Datong Coal Limited Company, Shanxi Guoyang Xinneng Limited Company, Shanxi Coking Coal Group and Zhun Ge Er Company. The purchase amount of coal supplied by the five major suppliers was about 30.3% of the total amount of the coal consumption of the Company in 2003.

As an independent power producer, the Company sold the electricity generated by its power plants through local power companies and did not have other customers.

None of the Directors, Supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) had any interests in the five largest suppliers or customers mentioned above of the Company in 2003.

CONNECTED TRANSACTIONS

The Independent Directors of the Company confirmed that all connected transactions in 2003 to which the Company and/or any of its subsidiaries was a party:

1. had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

2. had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

3. had been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.

     The auditors of the Company have reviewed the connected transactions of the Company and confirmed to the Directors that:

     (a)  the transactions had been approved by the Directors; and

     (b) the transactions were made in accordance with the terms of the related agreements governing such transactions.

Please refer to Note 7 of the financial statements for a brief description of the connected transactions.

SHARE CAPITAL STRUCTURE

As at 31st December 2003, the total issued share capital of the Company, excluding the shares which might be converted from the convertible notes, was 6,027,671,200 shares, of which 4,500,000,000 shares were domestic shares, representing approximately 74.66% of the total issued share capital, and 1,527,671,200 shares were foreign shares, representing approximately 25.34% of the total issued share capital. For domestic shares, HIPDC owns a total of 2,554,840,000 shares, representing 42.39% of the total issued share capital of the Company. Other domestic shareholders hold a total of 1,945,160,000 shares, representing 32.27% of the total issued share capital.

The USD230 million convertible notes issued by the Company are convertible into foreign shares of the Company at a price of USD29.2 for each American Depositary Share on or before 21st May 2004. As at 31st December 2003, there was an aggregate amount of USD115,000 convertible notes which had not been redeemed. Assuming the convertible notes were fully converted into foreign shares of the Company, the total issued share capital of the Company would be increased by 157,520 foreign shares at most.

As at 31st December 2003, the Company had no notice of any person redeemed the remaining convertible notes into company's shares.

SHAREHOLDING OF THE COMPANY

The following table sets forth the shareholding position of the Company's shares as at 31st December 2003:


                                                                    NO. OF SHARES       PERCENTAGE OF
                                                                      OUTSTANDING        SHAREHOLDING
                                                                    (in thousands)                 (%)

DOMESTIC SHARES
  Huaneng International Power Development Corporation                   2,554,840               42.39
  Hebei Provincial Construction Investment Company                        452,250                7.50
  Fujian International Trust & Investment Company                         334,850                5.56
  Jiangsu Province International Trust & Investment Company               312,375                5.18
  Liaoning Energy Investment (Group) Limited Liability Company*           229,685                3.81
  Dalian Municipal Construction Investment Company                        226,125                3.75
  Nantong Investment Management Centre                                     67,875                1.13
  Shantou Electric Power Development Company                               46,500                0.77
  Shantou Power Development Joint Stock Company Limited                    19,000                0.31
  Dandong Energy Investment Development Centre                              6,500                0.11
  Domestic public shares                                                  250,000                4.15
------------------------------------------------------------------------------------------------------

Sub-total                                                               4,500,000               74.66
Foreign Shares                                                          1,527,671               25.34
------------------------------------------------------------------------------------------------------

TOTAL                                                                   6,027,671              100.00
======================================================================================================


*Note: On 17th September 2003, Liaoning Energy Corporation changed its name to
     Liaoning Energy Investment (Group) Limited Liability Company On 15th February, 2004, China Securities Registration Limited Liability Company altered its record accordingly.

Save as mentioned above, as at 31st December 2003, the register maintained by the Company pursuant to section 336 of the Securities and Futures Ordinance ("SFO"). SFO recorded no other interests or short positions in shares and underlying shares of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

According to the terms as stipulated in the convertible notes issued by the Company and at the request of a noteholder, the Company redeemed an aggregate amount of USD209,685,000 convertible notes on 21st May 2002. Issued 273,960 overseas listed shares to a holder of convertible notes as a conversion of USD200,000 convertible notes on 21st August 2002, and issued 27,397,240 overseas listed shares to a holder of convertible notes of USD20,000,000 convertible notes on 24th April 2003. Save and except for the above, the Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2003.

DIRECTORS' AND SUPERVISORS' INTERESTS

As at 31st December 2003, none of the directors, senior executives, supervisors or their associates had any interests or short positions in any shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.


DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2003, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every director and supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

STAFF HOUSING

The Company made allocation to the housing common reserve fund for its employees in accordance with the relevant PRC regulations.

STAFF MEDICAL INSURANCE SCHEME

During year 2003, the Company and its subsidiaries have fulfilled their obligations regarding staff medical insurance in accordance with the relevant rules and regulations imposed by the local governments of the places where they are located. The Directors of the Company are of the view that the performance of such obligations by the Company did not and will not have significant impact on the Company's financial position.

MAJOR EVENTS

1. Through tendering, the Company has acquired 25% interests in the enlarged share capital of Shenzhen Energy Group Co. Ltd. after its increase in share capital, enhancing the Company's market share in Guangdong region, a rapidly-growing market for power demand. The acquisition was effective on 22nd April 2003.

2. The Company acquired 55% equity interest in Henan Huaneng Qinbei Power Generation Limited, 60% equity interest in Shanxi Huaneng Yushe Power Power Limited and all of the assets and liabilities of China Huaneng Group Xindian Power Plant formerly owned by China Huaneng Group. The acquisition took effect on 27th October 2003.

3. On 6th August 2003, the third meeting of the fourth session of the Board of Directors of the Company approved the resolution in relation to the appointment of Zhang Hong as Vice President.

CODE OF BEST PRACTICE

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

The Company established an audit committee on 23rd December 2002 with written terms of reference. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Company.

The audit committee comprises five members, among whom two are non-executive Directors, namely, Messrs. Wang Xiaosong and Shan Qunying, and three are Independent Directors, namely, Messrs. Xia Donglin, Zheng Jianchao and Qian Zhongwei.

The audit committee has reviewed the Company's financial report for the year ended 31st December 2003 and was of the view that the report has complied with all applicable accounting standards and relevant regulations and laws, and has made sufficient disclosure.

DESIGNATED DEPOSIT

As at 31st December 2003, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposits which could not be recovered.

LEGAL PROCEEDINGS

As at 31st December 2003, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The annual general meeting for 2003 will be held on 11th May 2004. The H share register of the Company will be closed from 11th April 2004 to 10th May 2004 (both dates inclusive). Shareholders on the H share register as at 16th April 2004 will be entitled to attend the 2003 annual general meeting of the Company and to receive the cash dividends, bonus shares and new shares issued pursuant to the capital conversion plan.


                                                        By Order of the Board
                                                             LI XIAOPENG
                                                               Chairman

Beijing, the PRC
16th March 2004

<< REPORT OF THE SUPERVISORY COMMITTEE

TO: ALL SHAREHOLDERS

During this reporting period, all members of the Supervisory Committee, aiming at protecting the interest of the shareholders and the benefit of the Company, have performed their supervisory functions in accordance with the Company Law of the People's Republic of China ("Company Law") and the relevant provisions in the Articles of Association of the Company and relevant laws and regulations. By following the principle of acting honestly and in good faith, the Supervisory Committee has carried out its work diligently. The Supervisory Committee has also conducted review on the operational situation, financial position of the Company for 2003 and the performance of duties of the senior management of the Company in 2003. On behalf of the Supervisory Committee of the Company, I am pleased to submit the working report as follows:

I.    WORKING REPORT OF THE SUPERVISORY COMMITTEE FOR 2003

      During the reporting period, the Supervisory Committee has held two meetings. Details of the time, venue, attendance and contents of the meetings are as follows:

      1. On 11th March 2003, the second meeting of the fourth session of the Supervisory Committee was held in Beijing. All seven members of the Supervisory Committee attended the meeting in person or by proxy. At the meeting, (1) the Working Report of the Company's Supervisory Committee for 2002, (2) the audited financial statement of the Company for 2002, (3) the Company's profit distribution plan for 2002, (4) the annual report and summary of the Company of 2002, and
            (5) Rules and Procedures for of the Supervisory Committee of Huangeng Power International Inc. together with its extract were discussed and approved.

            The Supervisory Committee was of the view that:

            (1) In 2003, the Company strictly observed the Company Law, the Company's Articles of Association and relevant laws and regulations. The Directors and the senior management of the Company, in observing their duties, did not violate laws or regulations or the Company's Articles of Association, or prejudice the Company's interests.

            (2) All connected transactions conducted by the Company were fair and reasonable, and did not prejudice the interests of shareholders.

      2. On 5th August 2003, the third meeting of the fourth session of the Supervisory Committee was held in Beijing. All seven members of the Supervisory Committee attended the meeting in person. The meeting complied with the relevant requirements of the Company Law and the Company's Articles of Association. The interim report of the Company of 2003 and its summary were approved.

            During the reporting period, the Supervisors of the Company attended all meetings of the Company's Board of Directors, the annual general meeting of 2002 and the extraordinary general meeting in 2003. At such meetings, all members of the Supervisory Committee conducted careful review and supervision on the lawful operation of the Company.

II. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE RELEVANT MATTERS OF THE COMPANY IN 2003

     1.   LAWFUL OPERATION OF THE COMPANY

            The Supervisory Committee performed effective supervision on the procedures for convening the shareholders' meeting and board meetings, adoption of resolutions, implementation of the resolutions of the shareholders' meeting by the Board of Directors, performance of duties of the senior management of the Company and internal management system of the Company according to the relevant laws and regulations.

            The Supervisory Committee is of the view that the Board of Directors is capable of conducting regulated operation in strict compliance with the Companies Law, the Securities Law, the Articles of Association of the Company and the relevant regulations and rules and members of the Board of Directors have performed dutifully and diligently and their decisions are scientific and reasonable. The management systems of the Company are effective and the business activities of the Company are lawful. Moreover, the Company was actively improving its internal control system in line with its development. When examining the financial conditions of the Company and supervising the performance of duties by the directors and senior management personnel of the Company, the Supervisory Committee had not found any of their behaviour which contravened any relevant laws or regulations or any issues that has caused damage to the interests of the shareholders.

      2.    EXAMINING THE FINANCIAL CONDITIONS OF THE COMPANY

            The Supervisory Committee has carefully examined and verified the financial reports of the Company for 2003, profit distribution proposal and capital conversion plan of the Company for 2003 and the 2003 financial statements audited by the auditors inside and outside the PRC without any reservation.

            The Supervisory Committee is of the view that the financial reports of the Company for 2003 are true and reliable and objectively reflect the financial positions and operating results of the Company. The Supervisory Committee agreed to the auditors' report issued by the Company's auditors and the profit distribution proposal and capital conversion plan of the Company for 2003.

      3.    USE OF THE FUNDS RAISED BY THE COMPANY

            The most recent fund raising by the Company was the issue of A Shares in November 2001. The actual use of the fund raised complies with the Company's undertakings in the A share prospectus.

      4.    ACQUISITION AND CONNECTED TRANSACTION

            During this reporting period, the Company has acquired 25% of interests in Shenzhen Energy Group at Rmb2.39 billion, 55% of the equity interest in the registered capital of Henan Huaneng Qinbei Power Generation Limited, 60% of the equity interest on the registered capital of Shanxi Huaneng Yushe Power Limited Liability Company and all the assets and liabilities of Shandong Huaneng Xindian Power Plant previously owned by China Huaneng Group at Rmb550 million. The latter acquisition constituted connected transaction under the Hong Kong Listing Rules and Shanghai Listing Rules .

            The Supervisory Committee was of the view that during the reporting period, the consideration paid by the Company for the acquisitions was reasonable, and was in the benefit of the Company and all of its shareholders.

      5.    IMPLEMENTATION OF THE RESOLUTIONS OF THE SHAREHOLDERS' MEETING

            During this reporting period, all members of the Supervisory Committee participated in all board meetings of the Company in 2003 and attended two shareholders' meetings. The Supervisory Committee does not have any objection to the reports and proposals submitted by the Board of Directors to the shareholders' meetings. The Supervisory Committee conducted careful supervision on the implementation of the resolutions adopted at the shareholders' meetings.

            The Supervisory Committee is of the view that the Board of Directors is capable of seriously implementing the resolutions adopted at the shareholders' meetings.

            The Supervisory Committee will continue to live up to the shareholders' expectations in 2004 and as usual will work hard to safeguard the interests of the Company and its shareholders and act in strict compliance with the Companies Law and the relevant provisions of the Articles of Association of the Company for the purpose of regulating its operation. The Supervisory Committee will perform its supervisory functions according to law, act on the basis of honesty and credibility, enhance its supervision strength and continue to work hard.


By Order of the Supervisory Committee
WEI YUNPENG
Chairman of the Supervisory Committee

15th March 2004

<< PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT



DIRECTORS

LI XIAOPENG Mr. Li is Chairman of the Company, Chairman and President of HIPDC, as well as President of China Huaneng Group. Starting from June 1994, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. Mr. Li is a senior engineer and graduated from the North China Institute of Electric Power specializing in power plants and power systems.

WANG XIAOSONG Mr. Wang is Vice Chairman of the Company, Director and Vice President of HIPDC, and Vice President of China Huaneng Group. Beginning from June 1994, he was General Manager of the Capital Market Department of the Company, Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration. Mr. Wang is a senior engineer and graduated from Beijing Institute of Electric Power specializing in thermal power engineering.

YE DAJI Mr. Ye is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995, he was Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

HUANG JINKAI Mr. Huang is the Director of the Company. He served as Director (General Manager) of the Northeast Power Administration Group Company, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of China Huaneng Group. He is a senior engineer and graduated from Shenyang Agricultural Institute, specialising in agricultural electrization.

LIU JINLONG Mr. Liu is the Director of the Company. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, and Vice Chairman of China Huaneng Group. Mr. Liu is a senior engineer and graduated from Wuhan Hydroelectric Institute, specialising in power generation.

SHAN QUNYING Mr. Shan is the Director of the Company and Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer and graduated from Beijing Steel Institute specializing in automation.

YANG SHENGMING Mr. Yang is Director of the Company, Vice President of Fujian International Trust and Investment Company Limited and Chairman of Fujian International Leasing Company. Mr. Yang is a senior economist and graduated from Beijing Light Industries Institute.

XU ZUJIAN Mr. Xu is Director of the Company and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd., Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company. Mr. Xu is a senior economist. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

GAO ZONGZE Mr. Gao is an Independent Director of the Company and Senior Partner at C&I Partners. He is an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. Mr. Gao graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

ZHENG JIANCHAO Mr. Zheng is an Independent Director of the Company and Honorary President of China Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He was elected Fellow of Chinese Academy of Engineering in 1995. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. Mr. Zheng graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School.

QIAN ZHONGWEI Mr. Qian is an Independent Director of the Company and Vice President of the United Association of China Electric Enterprises. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau and President of Eastern China Power Group Company. Mr. Qian is a senior engineer and graduated from the electrical engineering department of Qinghua University.

XIA DONGLIN Mr. Xia is an Independent Director of the Company, a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, committee member of the China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University. Mr. Xia is a certified public accountant (non-practising member). He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics.

SUPERVISORS


WEI YUNPENG Mr. Wei is Chairman of the Supervisory Committee of the Company, Chief Accountant of China Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company. He is a senior accountant. He graduated from Hunan Institute of Electric Power, specialising in Finance and Accounting.

LIU SHUYUAN Mr. Liu is Vice Chairman of the Supervisory Committee, President of Liaoning Energy Investment (Group) Limited Liability Company and Liaoning Energy Corporation. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor. Mr. Liu is a senior economist and a postgraduate specializing in economic management.

PAN JIANMIN Mr. Pan is a member of the Supervisory Committee of the Company and General Manager of the Finance Department of China Huaneng Group. He has served as Deputy Division Chief of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group, and Deputy General Manager of Beijing Huaneng Real Estate Development Company. Mr. Pan is a senior accountant and graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit.

LI YONGLIN Mr. Li is a member of the Supervisory Committee and Director of the Power Department of Dalian Municipal Construction Investment Company. He was a departmental grade researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee. Mr. Li graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants, power grids and power system.

SHEN WEIBING Mr. Shen is Supervisor of the Company and Chief Officer of Nantong Investment Management Center. He worked in Nantong Planning Commission He was the Vice President and President of Nantong Municipal Oil Company, Vice President and legal representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer of Nantong Investment Management Centre. Mr. Shen graduated from the Department of Materials Management of Beijing Materials Management Institute with a bachelor degree in engineering . In 2002, he studied the MBA course in Nanjing University and obtained a Master of Business Administration degree. Mr. Shen is a senior economist.

SHEN ZONGMIN Mr. Shen is Supervisor of the Company and President of Shantou Electric Power Development Company. Previously, he was the President of Shantou Light Industry Mechanical (Group) Company and Chairman of Shantou Power Development Joint Stock Company Limited.

ZHAO XISHENG Mr. Zhao is Supervisor and Senior Consultant of the Company. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the Company's Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant. Mr. Zhao is a senior accountant and graduated from the People's University of China specializing in industrial economics.


SENIOR MANAGEMENT

YE DAJI (Mr), aged 58, is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995 to December 2002, he was Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Huaneng Shanghai Shidongkou Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

NA XIZHI (Mr), aged 50, is Vice President of the Company and Adjunct Deputy Chief Engineer of China Huaneng Group. Before he joined the Company, he served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department, and Deputy Chief Engineer of China Huaneng Group. Previously, Mr Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Department of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Power Administration Bureau, and General Manager of Shenyang Shenhai Thermal Power Plant. Mr Na is a senior engineer. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering.

ZHANG HONG (Mr), aged 57, is the Vice President of the Company and Deputy Chief Engineer of China Huaneng Group. Mr. Zhang served as the General Manager of Dandong Branch of the Company, General Manager of Yingkou Branch of HIPDC, General Manager of Power Construction Department and Planning Department of China Huaneng Group, and Deputy Chief Engineer of China Huaneng Group. Previously, Mr. Zhang was the Manager of the Fourth Engineering Company of Northeast Power Administration Group. He is a senior engineer and graduated from Northeast Power Institute specializing in Management Engineering.

CHEN BAOLIANG (Mr), aged 49, is Vice President of the Company. He joined the Company in 1996 and has worked as General Manager of Huaneng Dalian Branch and Superintendent of Dalian Power Plant. Before joining the Company, he had been Deputy Chief Engineer of Liaoning Qinghe Power Plant, Deputy Chief of the Planning Department and Deputy General Manager of the Construction Department of Tieling Power Plant, and Superintendent of Yuan Bao Shan Power Plant. Mr. Chen is a senior engineer and graduated with a M.S. degree from North China Electric Power University specializing in thermal power engineering.

HUANG LONG (Mr), aged 50, is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he served as Deputy General Manager and General Manager of the International Co-operation Department of the Company. Mr. Huang is a senior engineer and graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control.

HU JIANMIN (Mr), aged 49, is Vice President of the Company. From April 1998 to January 2001, he worked as Chief Engineer of Shandong Electric Power Group Corp. Before joining the Company, he had been Chairman of Shandong Rizhao Power Company Limited, General Manager of Shandong Liaocheng Power Plant, Shiheng Power Plant and Zouxian Power Plant respectively. Mr. Hu is a senior engineer and graduated from Shandong Industrial Institute specializing in relay protection.

WU DAWEI (Mr), aged 50, is Vice President of the Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Wu is a senior engineer. He has obtained a Master of Business Administration degree from the Central Europe International Business School.

LIU GUOYUE (Mr), aged 40, is Vice President of the Company. He joined the Company in 1987 and served as the Deputy General Manager (Vice President) and General Manager (President) of Shijiazhuang branch (power plant) of the Company as well as the President of Huaneng Dezhou Power Plant. Mr. Liu is a senior engineer, graduated from Northern China Electric Power University with a bachelor degree in engineering and a bachelor degree in business management.

LI SHIQI (Mr), aged 47, is the Chief Economic Engineer of the Company. During the period from 1996 to 2002, he served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of China Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Deputy Manager, Deputy Chief, Chief and Deputy Chief Accountant, and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant. Mr. Li is a senior accountant and graduated from Renmin University of China, specializing in finance.

HUANG JIAN (Mr), aged 41, is the Chief Accountant of the Company. He served as Deputy Chief, Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company. Mr. Huang is a senior accountant and graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree in economics.

<< CORPORATE INFORMATION

LEGAL ADDRESS OF THE COMPANY                     West Wing, Building C
                                                 Tianyin Mansion
                                                 2C Fuxingmennan Street
                                                 Xicheng District
                                                 Beijing
                                                 The People's Republic of China

COMPANY SECRETARY                                Huang Long
                                                 58, Xizhimenbei Street
                                                 Haidian District
                                                 Beijing
                                                 The People's Republic of China

AUTHORISED REPRESENTATIVES                       Wang Xiaosong
                                                 Huang Long

HONG KONG SHARE REGISTRAR                        Hong Kong Registrars Limited
                                                 1901-5
                                                 19/F, Hopewell Centre
                                                 183 Queen's Road East
                                                 Hong Kong

DEPOSITORY                                       The Bank of New York
                                                 Investor Relations
                                                 P.O. Box 11258
                                                 Church Street Station
                                                 New York
                                                 NY 10286-1258
                                                 USA

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law:                             Herbert Smith
                                                 23rd Floor, Gloucester Tower
                                                 11 Pedder Street, Central
                                                 Hong Kong

As to PRC law:                                   Haiwen & Partners
                                                 Room 1016, Beijing Silver Tower
                                                 No.2, Dong San Huan North Road
                                                 Chaoyang District
                                                 Beijing
                                                 The People's Republic of China

As to US law:                                    Skadden, Arps, Slate, Meagher
                                                   & Flom LLP
                                                 30th Floor, Peregrine Tower
                                                 Lippo Centre
                                                 89 Queensway
                                                 Hong Kong

DOMESTIC AUDITORS                                PricewaterhouseCoopers Zhong
                                                   Tian CPAs Limited Company
                                                 12th Floor, Shui On Plaza
                                                 333 Huai Hai Zhong Lu
                                                 Shanghai, PRC

INTERNATIONAL AUDITORS                           PricewaterhouseCoopers
                                                 22nd Floor
                                                 Prince's Building
                                                 Central, Hong Kong

LISTING INFORMATION

H Shares:                                The Stock Exchange of Hong Kong Limited
                                         Stock Code: 902

ADSs:                                    The New York Stock Exchange, Inc.
                                         Ticker Symbol: HNP

A Shares:                                Shanghai Stock Exchange
                                         Stock Code: 600011

PUBLICATIONS

The Company's interim and annual reports (China mainland version and Hong Kong version) were published in August and April respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30th June. As the Company's A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:                                     Huaneng Power International, Inc.
                                             West Wing, Building C
                                             Tianyin Mansion
                                             2C Fuxingmennan Street
                                             Xicheng District
                                             Beijing
                                             The People's Republic of China
                                             Tel: (8610) 6649 1999
                                             Fax: (8610) 6649 1860
                                             Website: http://www.hpi.com.cn

Hong Kong:                                   Rikes Communications Limited
                                             Room 701, Wanchai Central Building
                                             89 Lockhart Road
                                             Wanchai
                                             Hong Kong
                                             Tel: (852) 2520 2201
                                             Fax: (852) 2520 2241

AUDITORS' REPORT


TO THE SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Huaneng Power International, Inc. (the "Company") and consolidated balance sheet of the Company and its subsidiaries as at 31st December, 2003 and the related consolidated income and cash flow statements for the year then ended. These financial statements set out on pages 73 to 122 are the responsibility of the management of the Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and the financial position of the Company and its subsidiaries as at 31st December, 2003, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.




PRICEWATERHOUSECOOPERS
Certified Public Accountants

Hong Kong, 16th March, 2004


CONSOLIDATED INCOME STATEMENT

(Prepared in accordance with International Financial Reporting Standards) FOR
THE YEAR ENDED 31st DECEMBER, 2003 (Amounts expressed in thousands of Rmb, except per share data)


                                                                                      FOR THE YEAR ENDED 31ST DECEMBER,
                                                                              Note             2003               2002

OPERATING REVENUE, NET                                                                   23,388,237         18,474,469
------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                                                                   (9,025,013)        (6,916,038)
  Maintenance                                                                              (921,561)          (607,951)
  Depreciation                                                                           (4,117,478)        (3,533,609)
  Labor                                                                                  (1,439,673)        (1,035,740)
  Service fees to HIPDC                                                       7(a)         (214,723)          (263,716)
  Others                                                                       14          (596,627)          (539,401)
------------------------------------------------------------------------------------------------------------------------

  Total operating expenses                                                              (16,315,075)       (12,896,455)
------------------------------------------------------------------------------------------------------------------------

PROFIT FROM OPERATIONS                                                                    7,073,162          5,578,014
------------------------------------------------------------------------------------------------------------------------

  Interest income                                                                            53,044             83,015
  Interest expense                                                                         (569,148)          (561,875)
  Bank charges and exchange losses, net                                                     (28,181)           (31,405)
------------------------------------------------------------------------------------------------------------------------

  Total financial expenses                                                                 (544,285)          (510,265)
------------------------------------------------------------------------------------------------------------------------

Share of profit (loss) of associates                                           11           212,091            (11,145)

Gain from disposal of investments                                                            10,705              1,288

Other income, net                                                               5            12,070                 --
------------------------------------------------------------------------------------------------------------------------

PROFIT BEFORE TAX                                                               6         6,763,743          5,057,892

Income tax expense                                                             32        (1,149,441)          (980,854)
------------------------------------------------------------------------------------------------------------------------

PROFIT BEFORE MINORITY INTERESTS                                                          5,614,302          4,077,038

MINORITY INTERESTS                                                             33          (183,894)          (156,034)
------------------------------------------------------------------------------------------------------------------------

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                                   5,430,408          3,921,004
------------------------------------------------------------------------------------------------------------------------

PROPOSED DIVIDEND                                                               21        3,013,836          2,049,408
------------------------------------------------------------------------------------------------------------------------

PROPOSED DIVIDEND PER SHARE (RMB)                                               21             0.50               0.34
------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE (RMB)                                                  34             0.90               0.65
------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE (RMB)                                                34             0.90               0.65
------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEET

(Prepared in accordance with International Financial Reporting Standards)
AS AT 31st DECEMBER, 2003
(Amounts expressed in thousands of Rmb)


                                               THE COMPANY AND ITS SUBSIDIARIES                 THE COMPANY
                                                     AS AT 31ST DECEMBER,                   AS AT 31ST DECEMBER,
                                       Note             2003               2002                2003               2002

ASSETS

NON-CURRENT ASSETS
  Property, plant and equipment, net    10        42,658,365         41,103,468          34,290,511         35,952,425
  Investment in associates              11         2,766,031            200,960           2,766,031            200,960
  Investment in subsidiaries            12                --                 --           2,445,550          1,864,996
  Available-for-sale investments        13           254,990            254,990             254,990            254,990
  Land use rights and other assets                 1,037,859          1,067,838             871,529          1,330,449
  Deferred tax assets                   29            21,311                 --              13,239                 --
  Goodwill                              14           298,876            126,560             107,231             45,612
  Less: Negative goodwill               14        (1,730,949)        (1,978,227)         (1,730,949)        (1,978,227)
------------------------------------------------------------------------------------------------------------------------


    Total non-current assets                      45,306,483         40,775,589          39,018,132         37,671,205
------------------------------------------------------------------------------------------------------------------------


CURRENT ASSETS
  Inventories, net                      15           800,281            923,341             624,762            748,267
  Other receivables and assets, net     16           259,421            242,905             611,444            460,037
  Accounts receivable                   17         2,804,026          2,361,833           2,341,204          1,985,374
  Due from a subsidiary                7(h)               --                 --               3,437                 --
  Due from related parties             7(h)            5,862                 --               5,862                 --
  Restricted cash                                    159,961             13,259             158,621             13,008
  Temporary cash investments            18           144,996          1,141,502              69,660          1,136,356
  Cash and cash equivalents            35(a)       4,128,648          3,002,601           3,291,923          2,703,918
------------------------------------------------------------------------------------------------------------------------


    TOTAL CURRENT ASSETS                           8,303,195          7,685,441           7,106,913          7,046,960
------------------------------------------------------------------------------------------------------------------------


    TOTAL ASSETS                                  53,609,678         48,461,030          46,125,045         44,718,165
========================================================================================================================


EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
  4,250,000,000 PRC Domestic Shares,
    par value Rmb1.00 each, in form of
    legal person shares                 19         4,250,000          4,250,000           4,250,000          4,250,000
  250,000,000 A shares,
    par value Rmb1.00 each              19           250,000            250,000             250,000            250,000
  1,527,671,200 (2002: 1,500,273,960)
    Overseas Listed Foreign Shares,
    par value Rmb 1.00 each             19         1,527,671          1,500,274           1,527,671          1,500,274
  Additional paid-in capital            22        10,780,133         10,604,843          10,780,133         10,604,843
  Dedicated capital                     20         4,328,423          3,373,423           4,328,423          3,373,423
  Equity component of convertible notes 22               255             44,647                 255             44,647
  Retained earnings                               12,818,873         10,392,873          12,818,873         10,392,873
------------------------------------------------------------------------------------------------------------------------

    TOTAL SHAREHOLDERS' EQUITY                    33,955,355         30,416,060          33,955,355         30,416,060
========================================================================================================================

MINORITY INTERESTS                      33         1,155,197            910,704                  --                 --
========================================================================================================================


                                               THE COMPANY AND ITS SUBSIDIARIES                 THE COMPANY
                                                     AS AT 31ST DECEMBER,                   AS AT 31ST DECEMBER,
                                       Note             2003               2002                2003               2002

NON-CURRENT LIABILITIES
  Liability component of
    convertible notes                   22                --            155,999                  --            155,999
  Long-term loans from shareholders     23                --            388,891                  --            388,891
  Long-term bank loans                  24         8,305,320          8,464,521           5,317,804          6,463,815
  Other long-term loans                 25           848,284            331,389             575,000            225,000
  Other financial liabilities           38                --             19,397                  --             19,397
  Deferred tax liabilities              29           103,114            121,853              14,028             15,030
------------------------------------------------------------------------------------------------------------------------

    Total non-current liabilities                  9,256,718          9,482,050           5,906,832          7,268,132
------------------------------------------------------------------------------------------------------------------------


CURRENT LIABILITIES
  Accounts payable and other
    liabilities                         26         3,342,517          3,734,350           2,906,516          3,583,488
  Taxes payable                         27           917,362            620,189             601,337            395,661
  Due to HIPDC                         7(h)           87,508            100,475              87,508            100,475
  Due to other related parties         7(h)           27,338                 --              24,387                 --
  Staff welfare and bonus payable                    220,896            233,566             212,875            231,726
  Short-term loans                      28         1,600,000            550,000             280,000            550,000
  Current portion of long-term loans
    from shareholders                   23           388,875            388,891             388,875            388,891
  Current portion of long-term
    bank loans                          24         2,409,240          1,928,732           1,756,074          1,783,732
  Current portion of other
    long-term loans                     25           243,386             96,013                  --                 --
  Liability component of
    convertible notes                   22               935                 --                 935                 --
  Other financial liabilities           38             4,351                 --               4,351                 --
------------------------------------------------------------------------------------------------------------------------

  Total current liabilities                        9,242,408          7,652,216           6,262,858          7,033,973
------------------------------------------------------------------------------------------------------------------------


  Total equity and liabilities                    53,609,678         48,461,030          46,125,045         44,718,165
------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved for issue by the Board of Directors on 16th March, 2004.




       WANG XIAOSONG                                                 YE DAJI
       Vice Chairman                                                Director

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Prepared in accordance with International Financial Reporting Standards)
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts expressed in thousands of Rmb)


                                                             THE COMPANY AND ITS SUBSIDIARIES
                                                                                                EQUITY
                                            ADDITIONAL                                    COMPONENT OF
                                      SHARE    PAID-IN                                     CONVERTIBLE
                                    CAPITAL    CAPITAL                                          NOTES    RETAINED
                                  (Note 19)  (Note 19)     DEDICATED CAPITAL (Note 20)        (Note 22)   EARNINGS      TOTAL
                                                      STATUTORY AND   STATUTORY
                                                      DISCRETIONARY      PUBLIC
                                                            SURPLUS     WELFARE
                                                       RESERVE FUND        FUND   SUB-TOTAL


Balance at 1st January,2002        6,000,000  10,137,732  1,896,270    762,742    2,659,012    510,506    8,986,280   28,293,530

Dividend relating to 2001                 --          --         --         --           --         --   (1,800,000)  (1,800,000)
Net profit for the year
  ended 31st December, 2002               --          --         --         --           --         --    3,921,004    3,921,004
Conversion of convertible notes
  to share capital (Note 22)             274       1,696         --         --           --       (444)          --        1,526
Redemption of convertible
  notes (Note 22)                         --     465,415         --         --           --   (465,415)          --           --
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                    --          --     15,398    (15,398)          --         --           --           --
Transfer to dedicated capital             --          --    408,235    306,176      714,411         --     (714,411)          --
--------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2002     6,000,274  10,604,843  2,319,903  1,053,520    3,373,423     44,647   10,392,873   30,416,060

Dividend relating to 2002                 --          --         --         --           --         --   (2,049,408)  (2,049,408)
Net profit for the year
  ended 31st December, 2003               --          --         --         --           --         --    5,430,408    5,430,408
Conversion of convertible
  notes to share capital(Note 22)     27,397     175,290         --         --           --     (44,39)          --      158,295
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                    --          --      2,104     (2,104)          --         --          --           --
Transfer to dedicated capital             --          --    545,714    409,286      955,000         --    (955,000)          --
--------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2003     6,027,671  10,780,133  2,867,721  1,460,702    4,328,423        255  12,818,873  33,955,355
=================================================================================================================================


The accompanying notes are an integral part of these financial statements.


STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Prepared in accordance with International Financial Reporting Standards)
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts expressed in thousands of Rmb)



                                                                       THE COMPANY
                                                                                                EQUITY
                                                                                             COMPONENT
                                           ADDITIONAL                                               OF
                                     SHARE    PAID-IN                                      CONVERTIBLE
                                   CAPITAL    CAPITAL                                              NOTES   RETAINED
                                  (Note19)    (Note19)  DEDICATED CAPITAL (Note 20)           (Note 22)    EARNINGS      TOTAL
                                                      STATUTORY AND   STATUTORY
                                                      DISCRETIONARY      PUBLIC
                                                            SURPLUS     WELFARE
                                                       RESERVE FUND        FUND   SUB-TOTAL


Balance at 1st January, 2002      6,000,000  10,137,732   1,896,270    762,742    2,659,012    510,506     8,986,280   28,293,530

Dividend relating to 2001                --          --          --         --           --         --    (1,800,000)  (1,800,000)
Net profit for the year
  ended 31st December, 2002              --          --          --         --           --         --     3,921,004    3,921,004
Conversion of convertible notes
  to share capital (Note 22)            274       1,696          --         --           --       (444)           --        1,526
Redemption of convertible
  notes (Note 22)                        --     465,415          --         --           --   (465,415)           --           --
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                   --          --      15,398    (15,398)          --         --            --           --
Transfer to dedicated capital            --          --     408,235    306,176      714,411         --      (714,411)          --
---------------------------------------------------------------------------------------------------------------------------------


Balance at 31st December, 2002    6,000,274  10,604,843   2,319,903  1,053,520    3,373,423     44,647    10,392,873   30,416,060

Dividend relating to 2002                --          --          --         --           --         --    (2,049,408)  (2,049,408)
Net profit for the year
  ended 31st December, 2003              --          --          --         --           --         --     5,430,408    5,430,408
Conversion of convertible
  notes to share capital (Note 22)   27,397     175,290          --         --           --    (44,392)           --      158,295
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                   --          --       2,104     (2,104)          --         --           --           --
Transfer to dedicated capital            --          --     545,714    409,286      955,000         --     (955,000)          --
---------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2003    6,027,671  10,780,133   2,867,721  1,460,702    4,328,423        255   12,818,873   33,955,355
=================================================================================================================================

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED CASH FLOW STATEMENT

(Prepared in accordance with International Financial Reporting Standards)
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts expressed in thousands of Rmb)


                                                                                        FOR THE YEAR ENDED 31ST DECEMBER,
                                                                              Note             2003               2002

CASH FLOWS FROM OPERATING ACTIVITIES
  Profit before tax                                                                       6,763,743          5,057,892
  Adjustments to reconcile profit before tax to net
    cash provided by operating activities:
    Depreciation                                                                          4,117,478          3,533,609
    Amortization of prepaid land use rights                                                  19,136             16,847
    Amortization of goodwill and negative goodwill                                         (222,108)          (246,128)
    Amortization of other long-term assets                                                   41,566             24,112
    Provision for bad debts                                                                  12,567             15,826
    Reversal of provision for inventory obsolescence                                           (751)              (945)
    Gain from disposal of investments                                                       (10,705)            (1,288)
    Loss on disposals of fixed assets                                                       138,726             31,980
    Unrealized exchange loss                                                                  1,094              4,846
    Gain on interest rate swaps                                                             (11,771)            (2,179)
    Share of (profit)/loss of associates                                                   (212,091)            11,145
    Interest income                                                                         (53,044)           (83,015)
    Interest expenses                                                                       569,148            561,875
  Changes in working capital:
    Restricted cash                                                                        (146,702)           (13,259)
    Accounts receivable                                                                    (353,637)          (496,559)
    Due from other related parties                                                           (5,862)                --
    Inventories                                                                             159,419            (39,272)
    Other receivables and assets                                                            (65,900)            92,579
    Accounts payable and other liabilities                                                  226,584            279,019
    Taxes payable                                                                           131,281             44,070
    Due to HIPDC                                                                            (12,967)            65,891
    Due to Huaneng Group                                                                    (13,968)                --
    Due to other related parties                                                             27,338             (3,225)
    Staff welfare and bonus payable                                                         (12,670)          (152,033)
  Interest paid                                                                            (617,162)          (733,600)
  Income tax paid                                                                          (989,635)          (984,047)
  Interest received                                                                          54,182             95,577
------------------------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities                                               9,533,289          7,079,718
========================================================================================================================


                                                                                           FOR THE YEAR ENDED 31ST DECEMBER,
                                                                              Note             2003               2002

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                              (3,606,704)        (1,594,210)
  Proceeds from disposals of fixed assets                                                     7,679             41,567
  (Increase)/decrease in other long-term assets                                             (29,355)             3,412
  Decrease in temporary cash investments                                                  1,066,629          5,082,568
  Proceeds from disposal of investments                                                      80,704              2,390
  Cash consideration paid for available-for-sale investment                    13                --           (254,990)
  Cash consideration paid for acquisitions                                      3        (2,940,000)        (2,759,435)
  Direct costs paid for acquisitions                                            3           (19,618)           (17,042)
  Cash inflow from the acquired power plants                                    3           215,585            569,841
------------------------------------------------------------------------------------------------------------------------

  Net cash (used in) provided by investing activities                                    (5,225,080)         1,074,101
------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
  Drawdown of short-term loans                                                              769,000            120,000
  Repayment of short-term loans                                                            (450,000)          (190,000)
  Repayment of long-term loans from shareholders                                           (388,988)           (15,565)
  Drawdown of long-term bank loans                                                        1,016,230            173,379
  Repayment of long-term bank loans                                                      (2,322,348)        (2,954,748)
  Drawdown of other long-term bank loans                                                    350,000                 --
  Repayment of other long-term loans                                                        (36,060)          (283,683)
  Capital injection from minority shareholders of the subsidiaries                           77,632                 --
  Dividend paid to shareholders of the Company                                           (2,049,408)        (1,800,000)
  Dividend paid to minority shareholders of the subsidiaries                               (148,220)          (138,947)
  Redemption of convertible notes                                                                --         (2,234,790)
------------------------------------------------------------------------------------------------------------------------

  Net cash used in financing activities                                                  (3,182,162)        (7,324,354)
------------------------------------------------------------------------------------------------------------------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 1,126,047            829,465
Cash and cash equivalents, beginning of year                                              3,002,601          2,173,136
------------------------------------------------------------------------------------------------------------------------


CASH AND CASH EQUIVALENTS, END OF YEAR                                        35(a)       4,128,648          3,002,601
========================================================================================================================


The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in thousands of Rmb unless otherwise stated)


1.   COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30th June, 1994. As at 31st December, 2003, the Company and its subsidiaries had 17,886 employees (2002: 15,222 employees).

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies.

Particulars of the Company's, its subsidiaries' and its associates' operating power plants are as follows:


                                                                  TOTAL INSTALLED
                                                                  CAPACITY OF THE   EQUITY PORTION
                                                                     COMPANY, ITS         OF TOTAL
                                                                     SUBSIDIARIES  CAPACITY OF THE    PROVINCE/
                                                                   AND ASSOCIATES          COMPANY    MUNICIPALITY
OPERATING PLANTS                                                             (MW)             (MW)    LOCATED


The Company:
  Huaneng Dalian Power Plant (the "Dalian Power Plant")                       700              700    Liaoning
  Huaneng Shangan Power Plant (the "Shangan Power Plant")                     700              700    Hebei
  Huaneng Nantong Power Plant (the "Nantong Power Plant")                     704              704    Jiangsu
  Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")                       700              700    Fujian
  Huaneng Shantou Oil-Fired Power Plant
    (the "Shantou Oil-Fired Power Plant")                                     103              103    Guangdong
  Huaneng Shantou Coal-Fired Power Plant (the "Shantou Power Plant")          600              600    Guangdong
  Huaneng Shangan Power Plant Phase II ( the "Shangan Phase II")              600              600    Hebei
  Huaneng Shanghai Shidongkou Second Power Plant
    (the "Shanghai Power Plant")                                            1,200            1,200    Shanghai
  Huaneng Dalian Power Plant Phase II (the "Dalian Phase II")                 700              700    Liaoning
  Huaneng Dandong Power Plant (the "Dandong Power Plant")                     700              700    Liaoning
  Huaneng Nantong Power Plant Phase II (the "Nantong Phase II")               700              700    Jiangsu
  Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II")                 700              700    Fujian
  Huaneng Nanjing Power Plant (the "Nanjing Power Plant")                     640              640    Jiangsu
  Huaneng Dezhou Power Plant (the "Dezhou Power Plant")                     2,520            2,520    Shandong
  Huaneng Jining Power Plant (the "Jining Power Plant") (Note 3)              595              595    Shandong
  Huaneng Changxing Power Plant (the "Changxing Power Plant)(Note 3)          250              250    Zhejiang
  Huaneng Shanghai Shidongkou I Power Plant
    (the "Shidongkou I Power Plant") (Note 3)                               1,200            1,200    Shanghai
  Huaneng Xindian Power Plant (the "Xindian Power Plant")(Note 3)             450              450    Shandong


                                                                  TOTAL INSTALLED
                                                                  CAPACITY OF THE   EQUITY PORTION
                                                                     COMPANY, ITS         OF TOTAL
                                                                     SUBSIDIARIES  CAPACITY OF THE    PROVINCE/
                                                                   AND ASSOCIATES          COMPANY    MUNICIPALITY
OPERATING PLANTS                                                             (MW)             (MW)    LOCATED


Subsidiaries:
  Huaneng Weihai Power Limited Liability Company
    (the "Weihai Power Company")                                              850              510    Shandong
  Suzhou Industrial Park Huaneng Power Limited Liability Company
    (the "Taicang Power Company") (Note 3)                                    600              450    Jiangsu
  Jiangsu Huaneng Huaiyin Power Limited Company
    (the "Huaiyin Power Company") (Note 3)                                    400              255    Jiangsu
  Shanxi Huaneng Yushe Power Co., Ltd.
    (the "Yushe Power Company") (Note 3)                                      200              120    Shanxi

Associates:
  Shandong Rizhao Power Company Ltd. (the "Rizhao Power Company")             700              178    Shandong
  Shenzhen Energy Group Co., Ltd. ("SEG") (Note 3)                          1,844              461    Guangdong
------------------------------------------------------------------------------------------------------------------------

Total                                                                      18,356           15,736
------------------------------------------------------------------------------------------------------------------------


The parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group") respectively. Both companies are incorporated in the PRC.

2.   ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a)  Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(b)  Principles of consolidation

     (i)  Subsidiaries

          Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

          Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

     (ii) Associates

          Associates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Company's share of losses in an associate equals or exceeds its interest in the associates, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associates.

(c)  Foreign currency translation

     (i)  Measurement currency

          Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Renminbi ("Rmb"), which is the measurement currency of the Company and its subsidiaries.

     (ii) Transactions and balances

          Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement.

          Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.

(d)  Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is determined by comparing proceeds with the carrying amount and is included in the income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Depreciation is calculated on a straight-line basis to write off the cost of each asset to their estimated residual value over their estimated useful life as follows:

     Buildings                                                     8-35 years
     Electric utility plant in service                             4-30 years
     Transportation facilities                                    13-27 years
     Others                                                        5-13 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(e)  Investments

The Company and its subsidiaries classify its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognized on the trade date, which is the date that the Company and its subsidiaries commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortized cost, which is the amount at which the investment was measured at initial recognition less principal repayments, plus or minus the amortization of any difference between that initial amount and maturity amount by using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

(f)  Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associate at the date of acquisition, and negative goodwill represents the excess of the fair value of the Company's share of the net assets of the acquired subsidiary/associate over the cost of an acquisition at the date of acquisition.

Goodwill and negative goodwill are amortized using the straight-line method over its estimated useful life and recognized in the income statement. Management determines the estimated useful life of goodwill and negative goodwill based on the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets of the respective business at the time of the acquisition.

At each balance sheet date the Company assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

(g)  Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the cost of disposal while value in use is the present value of estimated future cash flow expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(h)  Inventories

Inventories consist of fuel, materials and supplies. They are stated at the lower of weighted average costs or net realizable values after provision for obsolete items, and are expensed to fuel costs or repairs and maintenance when used, or capitalised to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations.

(i)  Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables.

(j)  Temporary cash investments

Temporary cash investments are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortized cost (see Note 2(e)).

(k)  Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

(l)  Borrowings and Convertible Notes

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

The proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represents the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component is then determined by deducting the liability component from the proceeds received on the issue of the notes. After the initial recognition, the liability component is measured at amortized cost.

(m)  Provisions

Provisions are recognized when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(n)  Equity transaction costs

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combinations, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred, if any, directly in connection with a business combination are included in the cost of acquisition.

(o)  Revenue and income recognition

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

     (i) Operating revenue, net

          Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial grid companies (net of value added tax ("VAT") and deferred revenue). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective grid companies.

     (ii) Interest income

          Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis that reflects the effective yield on the assets.

     (iii) Management service income

          As mentioned in Note 5, the company provides management services to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes the service income as other income when service is provided in accordance with the management service agreement.

(p)  Borrowing costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalised as part of the cost of property, plant and equipment, if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

(q)  Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(r)  Taxation

     (i)  VAT

          Under the relevant PRC tax laws, the Company and its subsidiaries are subject to Value Added Tax ("VAT"). The Company and its subsidiaries are subject to output VAT levied at 17% of the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because the VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenues or operating expenses.

     (ii) Income Tax

          In accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country.

          All the power plants (except for the Dezhou Power Plant, Jining Power Plant, Changxing Power Plant, Shidongkou I Power Plant, Xindian Power Plant and Dalian Phase II) are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

          The tax holiday of the Dalian Power Plant, the Shangan Power Plant, the Nantong Power Plant, the Fuzhou Power Plant, the Shantou Oil-Fired Power Plant, the Shanghai Power Plant and the Nanjing Power Plant had already expired prior to 2003. The tax holiday of Shang'an Phase II expired in 2003, the tax holiday of the Nantong Phase II and Fuzhou Phase II will expire in 2004, and the tax holiday of Shantou Power Plant will expire in 2005.

     (ii) Income Tax (Cont'd)

          The statutory income tax is assessed on an individual power plant basis, based on each of their results of operations. The commencement dates of tax holiday of each power plant are individually determined. The statutory income tax rates applicable to the head office, Shandong branch and the operating power plants, after taking the effect of tax holidays into consideration, are summarized below:

                                                       2003               2002

          Head Office                                 15.0%              15.0%
          Dalian Power Plant
           (including Dalian Phase II)                18.0%              18.0%
          Shangan Power Plant                         18.0%              18.0%
          Shangan Phase II                             9.0%               9.0%
          Nantong Power Plant                         15.0%              15.0%
          Nantong Phase II *                          7.5 %               7.5%
          Fuzhou Power Plant                          15.0%              15.0%
          Fuzhou Phase II **                           7.5%               7.5%
          Shantou Oil-Fired Plant                     15.0%              15.0%
          Shantou Power Plant ***                     10.0%               7.5%
          Shanghai Power Plant                        16.5%              16.5%
          Dandong Power Plant *****                      --                 --
          Nanjing Power Plant                         15.0%              15.0%
          Shandong Branch                             17.0%              17.0%
          Dezhou Power Plant                          17.0%              17.0%
          Jining Power Plant                          15.0%              15.0%
          Changxing Power Plant                       16.5%              16.5%
          Shidongkou I Power Plant                    18.0%              33.0%
          Xindian Power Plant ****                    18.0%     Not Applicable
          Weihai Power Company                        33.0%              33.0%
          Taicang Power Company                       33.0%              33.0%
          Huaiyin Power Company                       33.0%              33.0%
          Yushe Power Company ****                    33.0%     Not Applicable
          --------------------------------------------------------------------

          * In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Phase II is determined separately from the Nantong Power Plant. The Nantong Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004. The Nantong Phase II is currently negotiating with the Jiangsu State Tax Bureau for a refund of the overpaid income tax for the year ended 31st December, 2002.

          ** In accordance with Min Guo Shui Han [2003] No. 37 the tax holiday of the Fuzhou Phase II is determined separately from the Fuzhou Power Plant. The Fuzhou Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004. The Fuzhou Power Plant is currently negotiating with the Fujian State Tax Bureau for a refund of the overpaid income tax for the year ended 31st December, 2002.

     (ii) Income Tax (Cont'd)

          *** In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated 16th January, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2003 to 31st December, 2005. The applicable tax rate during the extension is 10%.

          **** Not applicable in 2002 as they were not subsidiaries or branches of the Company.

          ***** The tax holiday of Dandong Power Plant has not commenced yet as it has not recovered all of the accumulated deficits.

          The income tax charge is based on profit for the year and after considering deferred taxation.

          Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(s)  Employee benefits

Pension obligations

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Company and its subsidiaries pay contributions to publicly administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company and subsidiaries have no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(t)  Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(u)  Financial instruments

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortized cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognized in the income statement. Reversal of impairment losses previously recognized is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognized to the extent it does not exceed what amortized cost would have been had the impairment not been recognized.

(v)  Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

(w)  Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

3.   ACQUISITIONS

During 2002 and 2003, the Company acquired a number of power plants from both the Huaneng Group as well as other parties. These acquisitions have been accounted for under the purchase method of accounting. These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval where applicable and all necessary government approvals and made payment of the purchase considerations. All of the acquisitions by the Company were paid by cash.

Details of these acquisitions are shown in the table below:


                                                         FOR THE YEAR ENDED 31ST DECEMBER, 2003
                                             ACQUISITION OF SUBSIDIARIES
                                             AND NET ASSETS                        ACQUISITION OF AN ASSOCIATE


                                             55% equity interest in
                                             Henan Huaneng Qinbei
                                             Power Co., Ltd. (the
                                             "Qinbei Power Company"),
                                             60% equity interest in
                                             Yushe Power Company
                                             and all of the assets and             25% equity interest in SEG's
                                             liabilities of Xindian Power          enlarged share capital
Equity interest acquired                     Plant*                                (Note 11)

Acquired from                                Huaneng Group                         Shenzhen Investment Holding
                                                                                   Corporation ("SIH") and SEG
Effective date                               27th October, 2003                    22nd April, 2003
Consideration paid                           Rmb550 million                        Rmb 2,390 million
Direct cost of acquisition                   Rmb12 million                         Rmb15 million
Fair value of net assets acquired            Rmb382 million                        Rmb1,585 million
Goodwill                                     Rmb180 million                        Rmb820 million
------------------------------------------------------------------------------------------------------------------



                                                      FOR THE YEAR ENDED 31ST DECEMBER, 2002
                              ACQUISITION OF
                              SUBSIDIARIES,
                              AN ASSOCIATE
                              AND NET ASSETS            ACQUISITION OF ADDITIONAL EQUITY INTERESTS IN SUBSIDIARIES


                              70% equity interest in
                              Shidongkou I Power
                              Plant, 70% equity
                              interest in Taicang                          30% additional
                              Power Company,                               equity interest         19.48%
                              44.16% equity interest                       in Shidongkou I         additional
                              in Huaiyin Power Company                     Power Plant and         equity
                              and all of the            25% additional     additional 5%           interest
                              assets and liabilities    equity interest    equity interest         in Huaiyin
Equity interest               of Changxing Power        in Jinning         Taicang Power           Power
  acquired                    Plant*                    Power Plant        Company                 Company*


                                                                                                   Jiangsu
                                                        Shandong                                   Huaiyin
                                                        Electricity                                Investment
                                                        Power Group                                Company
Acquired from                 Huaneng Group             Corporation        Huaneng Group           ("JHIC")

Effective date                1st July,                 18th June,         31st December,          31st December,
                              2002                      2002               2002                    2002

Consideration paid            Rmb2,050 million          Rmb109 million     Rmb415 million          Rmb185 million

Direct cost of acquisitions   Rmb18 million             --                 Rmb4 million            --

Fair value of net
 assets acquired              Rmb2,047 million          Rmb106 million     Rmb374 million          Rmb109 million

Goodwill                      Rmb21 million             Rmb3 million       Rmb45 million           Rmb76 million
------------------------------------------------------------------------------------------------------------------------

* The aggregated assets and liabilities arising from these acquisitions of subsidiaries and net assets in 2002 and 2003 were as follows:


                                                                       2003               2002
                                                                    Rmb'000            Rmb'000

Property, plant and equipment, net                                3,085,503          4,923,490
Deferred tax assets                                                  21,809                 --
Other long-term assets                                               18,667            121,324
Inventories                                                          35,608            164,127
Other current assets                                                 96,608             54,402
Accounts receivable                                                  88,556            458,103
Cash and cash equivalents                                           215,585            569,841
Minority Interest                                                  (115,639)          (829,320)
Long-term loans                                                  (1,706,104)        (2,039,735)
Due to Huaneng Group                                                (13,968)                --
Deferred tax liabilities                                                 --           (109,568)
Current liabilities                                              (1,344,842)        (1,156,534)
------------------------------------------------------------------------------------------------

Fair value of net assets acquired                                   381,783          2,156,130
Add: Goodwill                                                       179,997             97,280
Less: Direct costs of acquisition                                   (11,780)           (18,410)
------------------------------------------------------------------------------------------------

Total consideration paid                                            550,000          2,235,000

Add: Direct costs of acquisition paid                                 2,528             17,042
Less: Cash inflow from the acquired power plants                   (215,585)          (569,841)
------------------------------------------------------------------------------------------------

Net cash outflow for the acquisitions                               336,943          1,682,201
------------------------------------------------------------------------------------------------

4.   FINANCIAL RISK MANAGEMENT

(1)  Financial risk factors

The Company and its subsidiaries' activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company and its subsidiaries' overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and its subsidiaries. The Company and its subsidiaries use derivative financial instruments such as interest rate swaps to hedge certain exposures.

     (a) Interest rate risk

          The Company's floating rate bank loans expose the Company to interest rate risk. The Company uses derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

          The interest rates and terms of repayment of the convertible notes, shareholders loans, bank loans and other loans of the Company and its subsidiaries are disclosed in Notes 22, 23, 24, 25 and 28.

     (b)  Foreign currency risk

          The Company and its subsidiaries have foreign currency risk as a significant portion of its long-term bank loans, shareholders loans and other loans are denominated in foreign currencies, principally US dollars, as described in Note 23, 24(b) and 25. Fluctuation of exchange rates of Renminbi against foreign currencies could affect the Company and its subsidiaries' results of operation.

     (c)  Credit risks

          Significant portions of the Company and its subsidiaries' cash and cash equivalents and temporary cash investments maturing over 3 months are deposited with the four largest state-owned banks of the PRC and a non-bank financial institution in the PRC, which is a related party of the Company.

          Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional grid companies) in the province or region where the power plant is situated.

(2)  Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company and its subsidiaries use a variety of methods and make assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company and its subsidiaries for similar financial instruments.

5.   OTHER INCOME, NET

Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company has, in 2003, provided management services to certain power plants owned by the Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

6.   PROFIT BEFORE TAX

Profit before tax was determined after charging and (crediting) the following:


                                                                               2003               2002
                                                                               '000               '000

Interest expenses on convertible notes                                        3,248             47,904
Interest expenses on bank loans:
  - repayable within 5 years                                                104,012            155,987
  - repayable beyond 5 years                                                422,809            415,181

Interest expenses on shareholders loans wholly
  repayable within 5 years                                                   22,053             29,622
Interest expenses on other long-term loans wholly
  repayable within 5 years                                                   57,493             29,619
--------------------------------------------------------------------------------------------------------
                                                                            609,615            678,313

Less: Amount capitalised in property, plant and equipment                   (40,467)          (116,438)
--------------------------------------------------------------------------------------------------------

Total interest expenses                                                     569,148            561,875

Interest income                                                             (53,044)           (83,015)

Bank charges and exchange losses, net                                        28,181             31,405

Change in fair value on financial instruments:
  - Gains of interest rate swaps                                            (11,771)            (2,179)

Auditors' remuneration                                                       19,359             10,750

Loss on disposals of fixed assets                                           138,726             31,980

Gain from disposals of investment                                           (10,705)            (1,288)

Operating leases :
  - Buildings                                                                25,985             27,566
  - Land use rights                                                          44,100             42,293

Depreciation of property, plant and equipment                             4,117,478          3,533,609

Amortization of prepaid land use rights                                      19,136             16,847

Amortization of other long-term assets                                       41,566             24,112

Amortization of goodwill                                                     25,170              1,150

Amortization of negative goodwill                                          (247,278)          (247,278)

Cost of inventories                                                       9,222,583          7,100,336

Provision for doubtful accounts                                              12,567             15,826

Reversal of provision for inventory obsolescence                               (751)              (945)

Staff costs:
  - Wages and staff welfare                                               1,020,444            698,862
  - Retirement benefits                                                     235,950            142,734
  - Staff housing benefits                                                   72,163             78,612
  - Other staff costs                                                       111,116            115,532
--------------------------------------------------------------------------------------------------------

7.   RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries include:

NAME OF RELATED PARTIES                         NATURE OF RELATIONSHIP

Huaneng Group                                   Ultimate parent

HIPDC                                           Parent

China Huaneng Finance Company
  ("Huaneng Finance")                           A subsidiary of Huaneng Group

Weihai Power Development Bureau ("WPDB")        Minority shareholder of Weihai
                                                Power Company

Henan Construction Investment Company           Minority shareholder of Qinbei
  ("Henan Investment")                          Power Company


China Huaneng International Trade               A subsidiary of Huaneng Group
  Economics Corporation ("CHITEC")

Time Shipping Company ("Time Shipping")         A joint venture of Huaneng Group

Rizhao Power Company                            An associate of the Company
--------------------------------------------------------------------------------

a. Pursuant to the relevant service agreements entered into between the Company and HIPDC on 30th June, 1994, HIPDC provides transmission services and transformer facilities to some of the power plants of the Company and receives service fees. The agreements cover a period of 10 years. Such service fees represent recoverable costs for rate setting purposes. The total amount of service fees paid to HIPDC for the year ended 31st December, 2003 were approximately Rmb215 million (2002: Rmb264 million).

b. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of the Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million, starting from 30th June, 1997.

c. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use rights of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of approximately Rmb1.3 million, starting from 1st January, 1999.

d. As at 31st December, 2003, current deposits of approximately Rmb2,792 million (2002: current deposits: Rmb2,376 million; fixed deposits: Rmb570 million) were placed with a non-bank PRC financial institution, Huaneng Finance.

     As at 31st December, 2003, the interest rate per annum of the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (2002: current deposits: 0.72% to 1.44%; fixed deposits: 1.71%). The interest earned from these deposits amounted to Rmb14 million in 2003 (2002: Rmb52 million).

e. Pursuant to the leasing agreement between the Company and HIPDC, HIPDC agreed to lease its building to the Company for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

f. As described in Note 23 and Note 25, certain loans of the Company and its subsidiaries were on-lent from HIPDC or borrowed from WPDB and Huaneng Finance.

g. As at 31st December, 2003, short-term loans amounting to Rmb1,130 million (2002: Rmb200 million) and Rmb130 million (2002: nil) were borrowed from Huaneng Finance and Henan Investment, which bore interest at 4.78% to 5.05% (2002: 5.56%) and 4.78% per annum respectively.

h. As at 31st December, 2003, the balances with HIPDC, the subsidiaries and other related parties are unsecured, non-interest bearing and receivable or repayable within one year.

i. As at 31st December, 2003, long-term bank loans of approximately Rmb4,648 million, Rmb1,096 million, Rmb280 million, and Rmb34 million (2002:
     Rmb5,544 million, Rmb1,140 million, Rmb280 million and nil) were guaranteed by HIPDC, Huaneng Group, WPDB and Henan Investment, respectively.

j. As at 31st December, 2003, the Company had provided guarantees on certain long-term bank loans of the Rizhao Power Company totaling approximately Rmb339 million (2002: Rmb399 million).

k. During the years ended 31st December, 2003 and 2002, the Company entered into several agreements with Huaneng Group to acquire equity interests or net assets of certain power plants (See Note 3).

l. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for 5 years. For the year ended 31st December, 2003, the service fee earned from Huaneng Group and HIPDC amounted to approximately Rmb33 million and Rmb17 million, respectively (2002: nil). The Company incurred a total costs of services of Rmb38 million, and recorded the management service fee, net of relevant expenses, as other income.

m. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended 31st December, 2003, no agency fee was due to CHITEC (2002: Rmb3 million).

n. For the year ended 31st December, 2003, the Company and its subsidiaries paid approximately Rmb145 million for coal purchased from CHITEC (2002:
     nil).

o. For the year ended 31st December, 2003, the Company and its subsidiaries paid approximately Rmb457 million for the fuel purchased and transportation services received from Time Shipping (2002: Rmb301 million).


8.   RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20%, of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31st December, 2003 were approximately Rmb132 million (2002: Rmb89 million).

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended 31st December, 2003 totaled approximately Rmb111 million (2002: Rmb80 million).

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

9.   DIRECTORS', SENIOR MANAGEMENTS' AND SUPERVISORS' EMOLUMENTS

(a)  Directors' and supervisors' emolument

The aggregate amounts of emoluments payable to directors and supervisors of the company during the year are as follows:

                                                          2003            2002
                                                          '000            '000

Fees for executive directors                                --              --
Fees for non-executive directors                            --              --
Fees for supervisors                                        --              --
Other emoluments for executive directors:
  Basic salaries and allowances                            120             445
  Discretionary bonuses                                    264           1,027
  Contributions to pensions schemes
  for directors (and past directors):
  - as directors                                            --              --
  - for other offices                                       42             263
Other emoluments for non-executive directors             1,332           1,118
Other emoluments for supervisors                           850             576
--------------------------------------------------------------------------------

                                                         2,608           3,429
===============================================================================


During the year, no option was granted to the directors (2002: nil).

During the year, no emolument was paid to the directors and supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office.

The annual emoluments paid during the year to each of the directors and supervisors (including the five highest paid employees) fell within the range of nil to Rmb1 million.

No director had waived or agreed to waive any emoluments during the year.


(b)  Five highest paid individuals

For the year ended 31st December, 2003, none of the five individuals, whose emoluments were the highest in the Company and its subsidiaries, were directors (2002: all of the five individuals were directors). The emoluments payable to the five highest paid individuals during the year are as follows:

                                                         2003             2002
                                                         '000             '000

Basic salaries and allowances                             516              477
Bonuses                                                 1,835            1,034
Pensions                                                  192              282
--------------------------------------------------------------------------------

                                                        2,543            1,793
===============================================================================

10.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net comprised:



                                                          THE COMPANY AND ITS SUBSIDIARIES

                                                                 2003                                             2002
                                          ELECTRIC
                                        UTILITY PLANT            TRANSPORTATION             CONSTRUCTION-
                              BUILDINGS   IN SERVICE   FACILITIES        OTHERS  IN-PROGRESS        TOTAL        Total
                                   '000         '000         '000          '000         '000         '000         '000

COST
Beginning of year             2,097,231   52,567,658      634,870     1,067,217      685,758   57,052,734   50,014,849
Reclassification               (895,175)     809,030      (49,930)      136,075           --           --           --
Acquisition (Note 3)            131,452    1,022,451       18,184       115,027    1,798,389    3,085,503    4,923,490
Additions                         5,432       26,144          245        46,039    2,655,419    2,733,279    2,257,383
Transfer from CIP                23,540      885,859          699        39,304     (949,402)          --           --
Disposals                        (5,698)    (295,512)          --      (108,771)          --     (409,981)    (142,988)
------------------------------------------------------------------------------------------------------------------------


End of year                   1,356,782   55,015,630      604,068     1,294,891    4,190,164   62,461,535   57,052,734
------------------------------------------------------------------------------------------------------------------------


ACCUMULATED DEPRECIATION
Beginning of year               419,048   14,913,396      127,132       489,690           --   15,949,266   12,457,735
Reclassification               (153,025)     169,355      (12,073)       (4,257)          --           --           --
Charge for the year              68,331    3,877,634       30,035       141,478           --    4,117,478    3,533,609
Written back on disposals        (2,054)    (184,152)          --       (77,368)          --     (263,574)     (42,078)
------------------------------------------------------------------------------------------------------------------------


End of year                     332,300   18,776,233      145,094       549,543           --   19,803,170   15,949,266
------------------------------------------------------------------------------------------------------------------------


NET BOOK VALUE
End of year                   1,024,482   36,239,397      458,974       745,348    4,190,164   42,658,365   41,103,468
------------------------------------------------------------------------------------------------------------------------


Beginning of year             1,678,183   37,654,262      507,738       577,527      685,758   41,103,468   37,557,114
------------------------------------------------------------------------------------------------------------------------


                                                                     THE COMPANY

                                                                  2003                                            2002
                                            ELECTRIC
                                             UTILITY
                                               PLANT TRANSPORTATION                         CONSTRUCTION-
                              BUILDINGS   IN SERVICE   FACILITIES        OTHERS  IN-PROGRESS        TOTAL        Total
                                   '000         '000         '000          '000         '000         '000         '000

COST
Beginning of year             1,853,746   47,099,077      528,428     1,011,034      626,226   51,118,511   46,966,145
Reclassification               (828,027)     777,567      (55,226)      105,686           --           --           --
Acquisition (Note 3)             30,676      649,904       14,826        99,086       18,811      813,303    2,058,726
Additions                         5,101       23,392           --        40,649    1,203,316    1,272,458    2,197,099
Transfer from CIP                21,648      840,109          699        35,299     (897,755)          --           --
Disposals                        (5,111)    (262,337)          --       (91,000)          --     (358,448)    (103,459)
------------------------------------------------------------------------------------------------------------------------

End of year                   1,078,033   49,127,712      488,727      1200,754      950,598   52,845,824   51,118,511
------------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION
Beginning of year               390,353   14,211,658      115,691       448,384           --   15,166,086   12,097,868
Reclassification               (139,826)     110,404      (16,812)       46,234           --           --           --
Charge for the year              58,248    3,408,722       24,215       118,581           --    3,609,766    3,105,813
Written back on disposals        (1,873)    (156,936)          --       (61,730)          --     (220,539)     (37,595)
------------------------------------------------------------------------------------------------------------------------

End of year                     306,902   17,573,848      123,094       551,469           --   18,555,313   15,166,086
------------------------------------------------------------------------------------------------------------------------

NET BOOK VALUE
End of year                     771,131   31,553,864      365,633       649,285      950,598   34,290,511   35,952,425
------------------------------------------------------------------------------------------------------------------------

Beginning of year             1,463,393   32,887,419      412,737       562,650      626,226   35,952,425   34,868,277
------------------------------------------------------------------------------------------------------------------------


Borrowing costs capitalised to construction-in-progress for the year ended 31st December, 2003 amounted to approximately Rmb40 million (2002: Rmb116 million). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 5.06% per annum for the year ended 31st December, 2003 (2002: 5.25%).

There was no write-down of any property, plant and equipment during the year.

11.  INVESTMENT IN ASSOCIATES

                                                           2003            2002
                                                           '000            '000

Beginning of year                                       200,960         226,488
Acquisition of 44.16% equity interest of
   Huaiyin Power Company (Note 3)                            --         271,598
Acquisition of 25% equity interest of
   SEG (Note 3)                                       2,404,562              --
Share of results before tax                             212,091         (11,145)
Share of tax (Note 32)                                  (51,582)         (5,059)
Transfer to investment in subsidiary
  as a result of  acquisition of
  additional interest (Note 3)                               --        (280,922)
--------------------------------------------------------------------------------

End of year                                           2,766,031         200,960
===============================================================================


The share of results before tax included the amortization charge of goodwill of Rmb55 million (2002: nil) in respect of the acquisition of an associate. Investment in associates at 31st December, 2003 included goodwill with a carrying amount of Rmb765 million (2002: nil).

As at 31st December, 2003, the following are details of the Company's investment in associates:


                                                    PERCENTAGE OF
                            COUNTRY AND DATE               EQUITY     ISSUED AND FULLY     PRINCIPAL
NAME                        OF INCORPORATION        INTEREST HELD         PAID CAPITAL     ACTIVITIES


Rizhao Power Company        PRC 20th March, 1996            25.5%       US$150,000,000     Power generation

SEG                         PRC 16th July, 1997               25%       Rmb955,555,556     Power generation


12.  INVESTMENT IN SUBSIDIARIES

As at 31st December, 2003, the Company had equity interests in the following significant subsidiaries:



                         COUNTRY, DATE                      PERCENTAGE
                         OF INCORPORATION                     OF EQUITY          ISSUED AND FULLY
NAME OF                  AND TYPE OF                           INTEREST              PAID CAPITAL    PRINCIPAL ACTIVITIES
SUBSIDIARIES             LEGAL ENTITY                     DIRECTLY HELD


Weihai Power             PRC                                       60%            Rmb761,832,800     Power generation
  Company                22nd November, 1993
                         Limited liability company

Taicang Power            PRC                                       75%            Rmb682,840,000     Power generation
  Company                19th June, 1997
                         Limited liability company

Huaiyin Power            PRC                                    63.64%            Rmb265,000,000     Power generation
  Company                26th January, 1995
                         Limited liability company

Qinbei Power             PRC                                       55%             Rmb10,000,000     Power generation
  Company                12th July, 1995
                         Limited liability company

Yushe Power              PRC                                       60%             Rmb80,000,000     Power generation
  Company                29th November, 1994
                         Limited liability company
---------------------------------------------------------------------------------------------------------------------

Summarized financial information of the two subsidiaries (Qinbei Power Company and Yushe Power Company) acquired in 2003 is as follows:

                                                                       AS AT
                                                         31ST DECEMBER, 2003
                                                                        '000
BALANCE SHEET
Current assets                                                       323,032
Long-term assets                                                   2,739,414
------------------------------------------------------------------------------


Total assets                                                       3,062,446
------------------------------------------------------------------------------


Current liabilities                                                1,073,960
Long-term liabilities                                              1,641,484
------------------------------------------------------------------------------


Total liabilities                                                  2,715,444
------------------------------------------------------------------------------


                                                         FOR THE PERIOD FROM
                                                       THE EFFECTIVE DATE OF
                                                          THE ACQUISITION TO
                                                         31ST DECEMBER, 2003
                                                                        '000
INCOME STATEMENT
Revenue                                                               57,348
Expenses                                                             (54,282)
------------------------------------------------------------------------------


Net profit                                                             3,066
------------------------------------------------------------------------------


13.  AVAILABLE-FOR-SALE INVESTMENT

Available-for sale investment represents a 3% equity interest (unlisted) in a power generation company China Yangtze Power Co., Ltd. ("Yangtze Power") in the PRC.

The investment does not have a quoted market price in an active market. There is no appropriate method to reliably measure its fair values. Accordingly, the investment is stated at cost and subject to review for impairment loss.

14.  GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill arose from acquisitions. Goodwill and negative goodwill are recognized in the income statement as other operating expenses and deduction of other operating expenses respectively on a systematic basis over the remaining weighted average useful lives of the identifiable acquired depreciable/amortizable assets (see Note 3). The movement on the carrying amount of goodwill and negative goodwill during the year is as follows:


                                                                              THE COMPANY AND ITS SUBSIDIARIES
                                                                                           NEGATIVE
                                                                        GOODWILL           GOODWILL              TOTAL
                                                                            '000               '000               '000
YEAR ENDED 31ST DECEMBER, 2002:
Beginning of year                                                            --          (2,225,505)        (2,225,505)
Addition from acquisitions (Note 3)                                     127,710                  --            127,710
Amortization for the year                                                (1,150)            247,278            246,128
------------------------------------------------------------------------------------------------------------------------

End of year                                                             126,560          (1,978,227)        (1,851,667)
------------------------------------------------------------------------------------------------------------------------


AS AT 31ST DECEMBER, 2002
Cost                                                                    127,710          (2,472,784)        (2,345,074)
Accumulated amortization                                                 (1,150)            494,557            493,407
------------------------------------------------------------------------------------------------------------------------


Net book value                                                          126,560          (1,978,227)        (1,851,667)
------------------------------------------------------------------------------------------------------------------------


YEAR ENDED 31ST DECEMBER, 2003:
Beginning of year                                                       126,560          (1,978,227)        (1,851,667)
Addition from acquisitions (Note 3)                                     197,486                  --            197,486
Amortization for the year                                               (25,170)            247,278            222,108
------------------------------------------------------------------------------------------------------------------------


End of year                                                             298,876          (1,730,949)        (1,432,073)
------------------------------------------------------------------------------------------------------------------------


AS AT 31ST DECEMBER, 2003
Cost                                                                    325,196          (2,472,784)        (2,147,588)
Accumulated amortization                                                (26,320)            741,835            715,515
------------------------------------------------------------------------------------------------------------------------


Net book value                                                          298,876          (1,730,949)        (1,432,073)
------------------------------------------------------------------------------------------------------------------------


                                                                                        THE COMPANY
                                                                                           NEGATIVE
                                                                        GOODWILL           GOODWILL              TOTAL
                                                                            '000               '000               '000
YEAR ENDED 31ST DECEMBER, 2002:
Beginning of year                                                            --          (2,225,505)        (2,225,505)
Addition from acquisitions (Note 3)                                      45,716                  --             45,716
Amortization for the year                                                  (104)            247,278            247,174
------------------------------------------------------------------------------------------------------------------------


End of year                                                              45,612          (1,978,227)        (1,932,615)
------------------------------------------------------------------------------------------------------------------------


AS AT 31ST DECEMBER, 2002
Cost                                                                     45,716          (2,472,784)        (2,427,068)
Accumulated amortization                                                   (104)            494,557            494,453
------------------------------------------------------------------------------------------------------------------------


Net book value                                                           45,612          (1,978,227)        (1,932,615)
------------------------------------------------------------------------------------------------------------------------


YEAR ENDED 31ST DECEMBER, 2003:
Beginning of year                                                        45,612          (1,978,227)        (1,932,615)
Addition from acquisitions (Note 3)                                      67,916                  --             67,916
Amortization for the year                                                (6,297)            247,278            240,981
------------------------------------------------------------------------------------------------------------------------


End of year                                                             107,231          (1,730,949)        (1,623,718)
------------------------------------------------------------------------------------------------------------------------


AS AT 31ST DECEMBER, 2003
Cost                                                                    113,632          (2,472,784)        (2,359,152)
Accumulated amortization                                                 (6,401)            741,835            735,434
------------------------------------------------------------------------------------------------------------------------


Net book value                                                          107,231          (1,730,949)        (1,623,718)
------------------------------------------------------------------------------------------------------------------------

15.  INVENTORIES, NET

Inventories comprised:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Fuel (coal and oil) for power generation             308,861            434,726             219,974            341,446
Material and other supplies                          505,041            500,854             414,478            417,221
------------------------------------------------------------------------------------------------------------------------

                                                     813,902            935,580             634,452            758,667
Less: provision for  inventory obsolescence          (13,621)           (12,239)             (9,690)           (10,400)
------------------------------------------------------------------------------------------------------------------------

                                                     800,281            923,341             624,762            748,267
========================================================================================================================


As at 31st December 2003, approximately Rmb406 million of the total carrying amount of inventories are carried at net realizable value (2002: Rmb396 million)


16.  OTHER RECEIVABLES AND ASSETS, NET

Other receivables and assets comprised:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Prepayments for inventories                           76,543              6,113              51,713              4,813
Prepayments for contractors                           42,282             20,356              29,833             19,721
Interest receivable on
  temporary cash investments                           3,291              3,792               2,388              3,792
Current portion of long-term entrusted
  loan to Weihai Power Company                            --                 --             470,663            256,300
Receivable from Shantou
  Coal Port Group Company                                 --             70,000                  --             70,000
Others                                               191,190            164,088              85,500            126,515
------------------------------------------------------------------------------------------------------------------------

                                                     313,306            264,349             640,097            481,141
Less: Provision for doubtful accounts                (53,885)           (21,444)            (28,653)           (21,104)
------------------------------------------------------------------------------------------------------------------------

                                                     259,421            242,905             611,444            460,037
=======================================================================================================================

17.  ACCOUNTS RECEIVABLE

Accounts receivable comprised:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Accounts receivable                                2,356,826          1,889,083           2,005,024          1,545,294
Notes receivable                                     447,200            472,750             336,180            440,080
------------------------------------------------------------------------------------------------------------------------

                                                   2,804,026          2,361,833           2,341,204          1,985,374
========================================================================================================================



The Company and its subsidiaries usually grant about one month credit period to all the local grid companies from the end of the month in which the sales are made.

As at 31st December, 2003, the aging analysis of accounts receivable was as follows:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Within one year                                    2,800,330          2,357,213           2,337,508          1,980,754
Between one to two years                                  --              4,620                  --              4,620
Between two to three years                             3,696                 --               3,696                 --
------------------------------------------------------------------------------------------------------------------------

                                                   2,804,026          2,361,833           2,341,204          1,985,374
=========================================================================================================================


As at 31st December, 2003, the maturity period of the notes receivable ranged from one month to six months (2002: one month to six months).


18.  TEMPORARY CASH INVESTMENTS

Temporary cash investments consist of fixed-term deposits denominated in Renminbi and US dollars with original maturities ranging from more than three months to one year.

19.  CAPITALISATION

AUTHORIZED SHARE CAPITAL

As at 31st December, 2003, the authorized share capital of the Company was Rmb6,027,671,200, divided into 6,027,671,200 shares of Rmb1.00 each. In addition, the issued and fully paid share capital of the Company as at 31st December, 2003 was Rmb6,027,671,200 (2002: Rmb6,000,273,960) comprising of
4,500,000,000 Domestic Shares and 1,527,671,200 Overseas Listed Foreign Shares. The holders of Overseas Listed Foreign Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights.

CONVERSION OF CONVERTIBLE NOTES TO SHARE CAPITAL

The noteholders converted the convertible notes with principal of US$200,000 to 6,849 American Depositary Shares ("ADS") (273,960 H shares equivalent) during the year ended 31st December, 2002 (see Note 22).

The noteholders converted the convertible notes with principal of US$20 million to 685,931 ADS (27,397,240 H shares equivalent) during the year ended 31st December, 2003 (see Note 22).

CONVERSION OF THE ADDITIONAL PAID-IN CAPITAL AND THE STATUTORY SURPLUS RESERVE FUND TO SHARE CAPITAL

On 16th March 2004, the Board resolved to propose to convert part of the additional paid-in capital and the statutory surplus reserve fund into share capital by issuing new shares to all of its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (3 of which from additional paid-in capital and 2 from statutory surplus reserve fund). The proposal is subjected to shareholders' approval at the annual general meeting.


20.  APPROPRIATION AND DISTRIBUTION OF PROFIT

The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of registered capital. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the shareholders.

For the year ended 31st December, 2003, the Board of Directors resolved the following on 16th March, 2004:

(i) to appropriate 10% and 7.5% (2002: 10% and 7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriation is approximately Rmb955 million (2002: Rmb714 million).

(ii) to make no appropriation to the discretionary surplus reserve fund.

In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lowest of the amounts determined in accordance with (a) the PRC accounting standards and regulations,
(b) IFRS and (c) US GAAP. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended 31st December, 2003 was approximately Rmb4.48 billion (2002: Rmb3.18 billion). The cumulative balance of distributable profit as at 31st December, 2003 was approximately Rmb10.97 billion (2002: Rmb9.13 billion).

21.  DIVIDENDS

On 16th March, 2004, the Board of Directors proposed a cash dividend of Rmb0.50 per share, totaling approximately Rmb3,014 million, together with an issue of bonus shares on the basis of 5 bonus shares for every 10 existing ordinary shares. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31st December, 2004.

On 28th May, 2003, the shareholders approved the declaration of Rmb0.34 per share, totaling Rmb2,049 million in respect of the year ended 31st December, 2002, based on the 6,027,671,200 outstanding shares on the date, in their annual general meeting.


22.  CONVERTIBLE NOTES

In May 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million at 1.75% due 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange. The notes mature on 21st May, 2004, unless previously redeemed or converted.

The notes are convertible, at the option of the noteholders, at any time from and including 21st August, 1997 up to and including the date of maturity, unless previously redeemed, at an initial conversion price of US$29.20 per ADS, each of which represents 40 Overseas Listed Foreign Shares, subject to adjustment in certain circumstances.

The notes were redeemable, at the option of the noteholders, in whole or in part, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest, if any.

The notes may be redeemed, at the option of the Company, at any time on or after 21st May, 2000, but prior to maturity, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, together with accrued interest, if any, if the closing price of the ADSs for a period of 30 consecutive trading days is at least 130% of the conversion price in effect on each such trading day.

The proceeds received were allocated for accounting purposes into a liability component of approximately US$168 million (equivalent to Rmb1,393 million) and an equity component of approximately US$62 million (equivalent to Rmb511 million) at the issuance date.

Before 21st May, 2002, the put option for the noteholders to redeem the notes at 128.575% of the principal amount of the notes was accounted for as an embedded derivative. It was separated from the host contract of the convertible notes and measured at its fair value with changes in fair value included in net profit or loss. The liability component was measured at amortized cost.

The fair value of the put option was determined on the following basis:

(i) No fair value was attributed to the share conversion option. Management believed that the probability of the noteholders exercising the conversion option was very low because the prevailing share price of the Company was significantly below 128.575% of the principal amount of the notes.

(ii) The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability (instrument of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option).

(iii) Given (i) and (ii) above, the fair value of the put option was then determined by deducting the fair value of the liability component from the prevailing market price of the convertible notes.

On 21st May, 2002, the noteholders, by exercising their put option rights, redeemed a substantial portion of the convertible notes with an aggregate principal amount of US$209,685,000, at 128.575% of the principal amount together with accrued interest. Upon the redemption, the equity component attributable to the redeemed portion of the convertible notes amounting to approximately Rmb465 million was transferred to additional paid-in capital as at 21st May, 2002. The net shortfall of approximately Rmb42 million between (a) the sum of the relevant principal amount plus accrued interest and the 28.575% put premium settled upon redemption and (b) the sum of the amortized cost of the liability component attributable to the redeemed portion of the convertible notes and the total carrying amount of the put option value as at 21st May, 2003, was charged to the income statement as interest expense.

During the year ended 31st December, 2003, convertible notes with principal of US$20 million were converted by noteholders to 684,931 ADS (27,397,240 H shares equivalent) (2002: principal of US$200,000, converted to 6,849 ADS, 273,960 H shares equivalent). Upon the conversion, the equity component attributable to the converted portion of the convertible notes amounting to Rmb44 million was transferred to additional paid-in-capital (2002 Rmb0.44 million).


23.  LONG-TERM LOANS FROM SHAREHOLDERS

Long-term loans from shareholders comprised the United States dollar ("US$") denominated bank loans on lent by HIPDC. These loans bear both fixed and floating interest rates that ranged from 3.62% to 4.01% per annum for the year ended 31st December, 2003 (2002: 4.01% to 7.40%), and are repayable in accordance with the repayment schedules set by the banks.

The shareholders' loans are repayable as follows:

                                                       2003               2002
                                                       '000               '000

Within one year                                     388,875            388,891
Between one to two years                                 --            388,891
--------------------------------------------------------------------------------

                                                    388,875            777,782
Less: Amount due within one year
included under current liabilities                 (388,875)          (388,891)
--------------------------------------------------------------------------------


                                                         --            388,891
===============================================================================

24.  LONG-TERM BANK LOANS

Long-term bank loans comprised:


                                        THE COMPANY AND ITS SUBSIDIARIES                      THE COMPANY
                                               2003                   2002                2003                    2002
                                      US$'000        Rmb'000       Rmb'000        US$'000       Rmb'000        Rmb'000


Renminbi bank loans (a)                            4,064,499     2,053,000                      500,000             --

United States dollar ("US$")
  bank loans (b)                      803,465      6,650,061     8,340,253        794,265     6,573,878      8,247,547
------------------------------------------------------------------------------------------------------------------------

                                                  10,714,560    10,393,253                    7,073,878      8,247,547
========================================================================================================================

a. Renminbi bank loans were borrowed from PRC banks to finance the construction of the power plants of the Company and its subsidiaries. These loans bore fixed interest rates from 4.94% to 6.21% per annum for the year ended 31st December, 2003 (2002: 5.76% to 6.21%) and are repayable in accordance with the agreed repayment schedules set by the banks.

b. United States dollar bank loans were borrowed to finance the construction of the power plants of the Company and its subsidiaries. These loans bore interest at lending rates (both fixed and floating) ranging from 1.18% to 6.60% per annum for the year ended 31st December, 2003 (2002: 2.00% to 6.60%), and are repayable in accordance with the agreed repayment schedules set by the banks. The Company had entered into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts to hedge against the interest rate risk (See Note
     38).

The long-term bank loans are repayable as follows:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Within one year                                    2,409,240          1,928,732           1,756,074          1,783,732
Between one to two years                           1,058,155          2,179,281             723,832          1,532,726
Between two to five years                          2,940,506          2,490,335           1,920,313          1,924,184
Over five years                                    4,306,659          3,794,905           2,673,659          3,006,905
------------------------------------------------------------------------------------------------------------------------

                                                  10,714,560         10,393,253           7,073,878          8,247,547
Less: Amount due within one year included
      under current liabilities                   (2,409,240)        (1,928,732)         (1,756,074)        (1,783,732)
------------------------------------------------------------------------------------------------------------------------

                                                   8,305,320          8,464,521           5,317,804          6,463,815
========================================================================================================================

25.  OTHER LONG-TERM LOANS

Other long-term loans comprised:


                                        THE COMPANY AND ITS SUBSIDIARIES                      THE COMPANY
                                                 2003
                                      Original
                                      currency                                2002              2003              2002
                                          '000           Rmb'000           Rmb'000           Rmb'000           Rmb'000

Renminbi loans                                           776,342           427,402           575,000           225,000
Foreign currency bank loans
  US$                                   21,429           177,358                --                --                --
  Japanese Yen ("JPY")               1,785,714           137,970                --                --                --
------------------------------------------------------------------------------------------------------------------------

                                                       1,091,670           427,402           575,000           225,000
========================================================================================================================


The other long term loans were drawn from:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Long-term loan from WPDB                             106,389            106,389                  --                 --
Long-term loan from Huaneng Finance                  610,000            225,000             575,000            225,000
Long-term loan from Jiangsu International Trust
  and Investment Corporation                          31,505             43,245                  --                 --
Long-term loan from Huaian Investment Company          8,980             25,050                  --                 --
Long-term loan from Jiangsu Electric Power
  Development Co,. Ltd                                19,468             27,718                  --                 --
Long-term foreign loans on lent by Ministry
  of Finance                                         177,358                 --                  --                 --
Long-term foreign loans on lent by Ministry
  of Finance                                         137,970                 --                  --                 --
------------------------------------------------------------------------------------------------------------------------

                                                   1,091,670            427,402             575,000            225,000
========================================================================================================================


The other long-term loans bear both fixed and floating interest rates, which ranged from 4.94% to 6.21% per annum for the year ended 31st December, 2003 (2002: 5.64% to 6.21%), and are repayable in accordance with the repayment schedules set by the contracts.

Other long-term loans are repayable as follows:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Within one year                                      243,386             96,013                  --                 --
Between one to two years                             267,044            106,389             225,000                 --
Between two to five years                            476,131            225,000             350,000            225,000
Over five years                                      105,109                 --                  --                 --
------------------------------------------------------------------------------------------------------------------------
                                                   1,091,670            427,402             575,000            225,000

Less: Amounts due within one year included
      under current liabilities                     (243,386)           (96,013)                 --                 --
------------------------------------------------------------------------------------------------------------------------

                                                     848,284            331,389             575,000            225,000
========================================================================================================================


26.  ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Accounts payable                                     635,860            471,609             470,676            409,500
Deferred revenue                                     987,500            939,564             987,500            939,564
Payable to contractors for construction              846,473          1,333,448             805,378          1,319,830
Other payable to contractors                         207,257            140,328             157,603            131,129
Accrued interest                                      96,127            115,861              96,097            113,371
Others                                               569,300            733,540             389,262            670,094
------------------------------------------------------------------------------------------------------------------------

                                                   3,342,517          3,734,350           2,906,516          3,583,488
========================================================================================================================


As at 31st December, 2003, the aging analysis of accounts payable was as follows:

                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Within one year                                      595,994            465,624             438,352            406,265
Between one to two year                               36,188              3,395              28,843                856
Over two years                                         3,678              2,590               3,481              2,379
------------------------------------------------------------------------------------------------------------------------


                                                     635,860            471,609             470,676            409,500
------------------------------------------------------------------------------------------------------------------------

27.  TAXES PAYABLE

Taxes payable comprised:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

VAT payable                                          415,147            291,456             314,158            184,992
Income tax payable                                   472,850            311,436             272,394            198,256
Others                                                29,365             17,297              14,785             12,413
------------------------------------------------------------------------------------------------------------------------


                                                     917,362            620,189             601,337            395,661
========================================================================================================================


28.  SHORT-TERM LOANS

Short-term loans are denominated in Renminbi and bear interest at the prevailing interest rates in the PRC, which ranged from 4.54% to 5.05% per annum for the year ended 31st December, 2003 (2002: 4.78% to 5.56%), and are repayable within one year (see Note 7(g)).

29.  DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective operating units.

The movement on the deferred income tax account is as follows:

                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

As at 1st January                                    121,853                 --              15,030                 --

Acquisitions (Note 3)                                (21,809)           109,568             (13,261)                --
Charged to income statement (Note 32)                (18,241)            12,285                (980)            15,030
------------------------------------------------------------------------------------------------------------------------

As at 31st December                                   81,803            121,853                 789             15,030
========================================================================================================================


The power plants acquired in 2003 (Note 3) recognized deferred tax assets for the temporary differences of amortization of prepaid land use rights, provisions for doubtful debt and others.

The Company and its subsidiary recognized deferred tax liabilities mainly arising from the acquisitions of the Shidongkou I Power Plant, Changxing Power Plant, Taicang Power Company and Huaiyin Power Company in 2002. The initial recognition of the identifiable assets and liabilities acquired was based on valuations performed by valuers. The resulting valuation surplus is not a tax deductible credit. Deferred tax liability of approximately Rmb107 million relating to this temporary difference was recorded in 2002.

The movement in deferred tax assets and liabilities during the year is as follows:


                                                               THE COMPANY AND                             THE COMPANY
                                                       ITS SUBSIDIARIES DIFFERENCE IN                    DIFFERENCE IN
                                  AMORTIZATION                                                            AMORTIZATION
                                    OF PREPAID    PROVISIONS FOR                                            OF PREPAID
                                AND USE RIGHTS    DOUBTFUL DEBTS            OTHERS             TOTAL   LAND USE RIGHTS
DEFERRED TAX ASSETS                       '000              '000              '000              '000              '000


As at 1st January, 2003                     --                --                --                --                --

Acquisition of power plants             13,261             3,288             5,260            21,809            13,261
charged to income statement                (22)              (69)             (407)             (498)              (22)
------------------------------------------------------------------------------------------------------------------------


As at 31st December, 2003               13,239             3,219             4,853            21,311            13,239
========================================================================================================================




                                                                                THE COMPANY AND ITS
                                                                                       SUBSIDIARIES        THE COMPANY
                                                                                      DIFFERENCE IN      DIFFERENCE IN
                                                                                       DEPRECIATION       DEPRECIATION
DEFERRED TAX LIABILITIES                                                                       '000               '000

As at 1st January, 2003                                                                     121,853             15,030
Credited to profit and loss account                                                         (18,739)            (1,002)
------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2003                                                                   103,114             14,028
========================================================================================================================


Deferred income tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:


                                                            THE COMPANY AND
                                                           ITS SUBSIDIARIES                         THE COMPANY
                                                        2003               2002                2003               2002
                                                        '000               '000                '000               '000

Deferred tax assets                                  (21,311)                --             (13,239)                --
Deferred tax liabilities                             103,114            121,853              14,028             15,030
------------------------------------------------------------------------------------------------------------------------


                                                      81,803            121,853                 789             15,030
------------------------------------------------------------------------------------------------------------------------

The amounts shown in the consolidated
balance sheet include the following:

Deferred tax assets to be recovered
  after more than 12 months                          (21,311)                --             (13,239)                --
Deferred tax liabilities to be
  settled after more than 12 months                   84,375            121,853               1,003             15,030
========================================================================================================================

30.  ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET

As at 31st December, 2003, the net current liabilities of the Company and its subsidiaries amounted to approximately Rmb939 million (2002: net current assets Rmb33 million). On the same date, the total assets less current liabilities was approximately Rmb44,367 million (2002: Rmb40,809 million).


31.  HOUSING SCHEME

In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the State-sponsored housing fund at 7%-11% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company's and its subsidiaries' contribution out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended 31st December, 2003, the Company and its subsidiaries contributed approximately Rmb77 million (2002: Rmb71 million) to the fund.

In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees. For the year ended 31st December, 2003, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately Rmb29 million (2002:
Rmb18 million) which is recorded as a long-term deferred asset and amortized over the remaining average service life of the relevant employees which is estimated to be about 10 years.

The Company and its subsidiaries have no further obligation for housing benefits.

32.  INCOME TAX EXPENSE

Income tax expense comprised:

                                                        2003               2002
                                                        '000               '000

Current tax expense                                1,116,100            963,510
Deferred tax (Note 29)                               (18,241)            12,285
Share of tax of associates (Note 11)                  51,582              5,059
--------------------------------------------------------------------------------

                                                   1,149,441            980,854
===============================================================================


The reconciliation of the effective income tax rate to the statutory income tax rate in the PRC is as follows:

                                                      2003               2002

Average statutory tax rate                             18%                18%
Effect of tax holiday                                  (1%)               (1%)
Others                                                  --                 2%
-------------------------------------------------------------------------------

Effective tax rate                                     17%                19%
===============================================================================


The aggregate effect of the tax holiday was approximately Rmb61 million for the year ended 31st December, 2003 (2002: Rmb58 million).

The average statutory tax rate for the year ended 31st December, 2003 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates.


33.  MINORITY INTERESTS

                                                         2003             2002
                                                         '000             '000

As at 1st January                                     910,704          486,261
Acquisitions (Note 3)                                 115,639          330,993
Minority shares in net profit of subsidiaries         183,894          156,034
Capital injection from minority
  shareholders of subsidiaries                         77,632               --
Dividends paid                                       (132,672)         (62,584)
--------------------------------------------------------------------------------

As at 31st December                                 1,155,197          910,704
===============================================================================

34.  EARNINGS PER SHARE


                                                      2003                                       2002
                                                    WEIGHTED                                   Weighted
                                                     AVERAGE     PER SHARE                      Average      Per Share
                                   NET PROFIT         SHARES        AMOUNT     Net Profit        Shares         Amount
                                         '000           '000                         '000          '000

Earnings per Share
Net profit attributable
  to shareholders                   5,430,408      6,019,114          0.90      3,921,004     6,000,099           0.65
Finance costs in relation to
  convertible notes and the
  relevant put option
  (net of tax effect)                   2,746             --                       41,368            --
Effect of assumed conversion               --          8,715                           --       139,754
------------------------------------------------------------------------------------------------------------------------

Diluted Earnings per Share
Net profit attributable to
  shareholders plus effect of
  assumed conversion                5,433,154      6,027,829          0.90      3,962,372     6,139,853           0.65
========================================================================================================================


Basic earnings per share was computed by dividing the net profit attributable to shareholders for the year by the weighted average number of ordinary shares outstanding during the year. On a diluted basis, both net profit and the weighted average number of ordinary shares outstanding were adjusted on the assumption that the convertible notes (see Note 22) had been fully converted at the beginning of the year.


35.  NOTES TO CASH FLOW STATEMENT

a. Analysis of cash and cash equivalents

As at 31st December, 2003, cash and cash equivalents consisted of:


                                                     THE COMPANY AND
                                                    ITS SUBSIDIARIES                         THE COMPANY
                                                 2003               2002                2003               2002
                                                 '000               '000                '000               '000

Cash in Rmb                                       726                266                 352                253
Current deposits
  Rmb                                       3,763,015          2,815,473           3,088,565          2,516,803
  US$ denominated                             234,468            186,862             203,006            186,862
  JPY denominated                             130,439                 --                  --                 --
-----------------------------------------------------------------------------------------------------------------


Total cash and cash equivalents             4,128,648          3,002,601           3,291,923          2,703,918
=================================================================================================================

b.   Undrawn borrowing facilities

The Company has obtained unsecured borrowing facilities from banks amounting to Rmb7 billion (2002: Rmb7 billion) and Rmb5 billion (2002: Rmb5 billion) to finance its funding requirements for a period of three years starting from 18th September, 2003 and 4th March, 2002, respectively. As at 31st December, 2003, the unutilized borrowing facilities amounted to Rmb11,998 million (2002:
Rmb11,993 million). Such borrowing facilities would be drawn down in accordance with the level of working capital and planned capital expenditure of the Company and its subsidiaries.


36.  OBLIGATIONS AND COMMITMENTS

a.   Capital and operational commitments

Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as at 31st December, 2003 not provided for in the balance sheet were as follows:


                                               THE COMPANY AND
                                              ITS SUBSIDIARIES                         THE COMPANY
                                           2003               2002                2003               2002
                                           '000               '000                '000               '000

Authorized and contracted for
  - purchase of inventories           2,279,191          2,012,170           1,829,854          2,012,170
  - construction                      9,793,244            643,344           5,183,916            642,344
-----------------------------------------------------------------------------------------------------------

                                     12,072,435          2,655,514           7,013,770          2,654,514
===========================================================================================================

b.   Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7). Some of the leases contain renewal options. Most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancellable operating leases in respect of land and buildings of the Head Office, the Nanjing Power Plant and the Shanghai Power Plant are as follows:

                                                                         2003               2002
                                                                         '000               '000

Land and buildings
  - not later than one year                                            32,334             32,334
  - later than one year and not later than two years                    7,334             32,334
  - later than two years and not later than five years                 22,002             22,002
  - later than five years                                             284,360            291,694
--------------------------------------------------------------------------------------------------

                                                                      346,030            378,364
==================================================================================================


In accordance with the land use operating lease agreement signed by the Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately Rmb30 million effective from June 1994 and is subject to revision five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended 31st December, 2003, the annual rental is approximately Rmb30 million.


37.  CONTINGENT LIABILITIES

                                                 THE COMPANY AND
                                                ITS SUBSIDIARIES                         THE COMPANY
                                             2003               2002                2003               2002
                                             '000               '000                '000               '000

Guarantee for loan facilities
  - granted to an associate               339,250            399,250             339,250            399,250
  - granted to subsidiaries                    --                 --           2,460,613          1,845,706
-------------------------------------------------------------------------------------------------------------

                                          339,250            399,250           2,799,863          2,244,956
=============================================================================================================


38.  INTEREST RATE SWAPS

As at 31st December, 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$20.5 million (2002: US$52 million). Such agreements will mature in September 2004. For the year ended 31st December, 2003, there was a gain amounting to approximately Rmb11.8 million (2002: Rmb2.2 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39, the gain was credited to earnings in current year.

39.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries' financial instruments not carried at fair value are cash and cash equivalents, temporary cash investments, accounts receivables, other current assets, other non-current assets, accounts and other payables, short-term borrowings, long-term borrowings and held-to-maturity investments.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, temporary cash investments, short-term investments, short-term borrowings and other current financial assets and liabilities approximated their fair value due to the short-term maturity of these instruments.

Similarly, the historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

Available-for-sale investments are measured at cost as they are not traded in an active market and their fair value cannot be reliably measured.

The estimated fair value of long-term debt including current maturities was Rmb12.43 billion as at 31st December, 2003 (2002: Rmb11.93 billion). The fair value of long-term debt is determined by discounting the stream of future payments of interest and principal at the prevailing market interest rates for comparable instruments. The book value of these liabilities was Rmb12.20 billion as at 31st December, 2003 (2002: Rmb11.75 billion).


40.  BUSINESS RISK

The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, the PRC's political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

For the year ended 31st December, 2003, the Company and its subsidiaries sold electricity to five major customers, each of which amounted to 10% or more of the operating revenue. In aggregation, these customers represented approximately 77% (2002: 90%) of the operating revenue of the Company and its subsidiaries.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarised below:

(a)  EFFECT OF THE ACQUISITION OF ENTITIES UNDER COMMON CONTROL

Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July, 2002 and the acquisition of 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant in October, 2003. Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill and amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets.

As the Company and its subsidiaries, Shidongkou I Power Plant, Taicang Power Company, Changxing Power Plant, Qinbei Power Company, Yushe Power Company, and Xindian Power Plant were under the common control of the Huaneng Group prior to the acquisition, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(b) EFFECT OF ACQUISITION OF 30% ADDITIONAL EQUITY INTERESTS IN SHIDONGKOU I POWER PLANT, 5% ADDITIONAL EQUITY INTERESTS IN TAICANG POWER COMPANY AND 44.16% EQUITY INTERESTS IN HUAIYIN POWER COMPANY.

On 1st July, 2002, the Company acquired 44.16% equity interests of Huaiyin Power Company from Huaneng Group. In addition, the Company also acquired 30% additional equity interests of Shidongkou I Power Plant and 5% additional equity interests of Taicang Power Company from Huaneng Group on 31st December 2002.

Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of net assets of Shidongkou I Power Plant, Taicang Power Company and Huaiyin Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is recorded as goodwill. Such goodwill is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Shidongkou I Power Plant, Taicang Power Company and Huaiyin Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a reduction of deemed capital contribution to the Company. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(c)  HOUSING BENEFITS PROVIDED BY HIPDC

HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be housing benefits. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as an addition of capital contribution from HIPDC.

(d)  ACQUISITION OF SHANDONG HUANENG

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

As the amount of negative goodwill under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above and also that the negative goodwill under IFRS is recognized as income over the remaining weighted average useful life of the acquired depreciable or amortizable assets whereas, for US GAAP purpose, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net income under IFRS and US GAAP is different.

(e)  ACCOUNTING TREATMENT OF CONVERTIBLE NOTES

Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under US GAAP, the entire proceeds of the issue of convertible notes were recorded as a liabilities without distinguishing between the equity and liability components.

In accordance with IAS 39, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortized cost of the liability component were charged or credited to the income statements.

Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in a pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. On 21st May, 2002, a portion of the convertible notes was not redeemed by the noteholders. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortized as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(f)  CAPITALIZATION OF BORROWING COSTS

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings.

Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining a qualifying assets are not capitalized if such interests cannot be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalize interest on general borrowings.

(g)  REVERSAL OF GOODWILL AMORTIZATION

Under IFRS, goodwill is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

(h)  DEFERRED TAX IMPACT

This represents deferred tax effect on the above GAAP differences where applicable.

(i)  US REGULATORY ACCOUNTING

Under US GAAP, Statement of Financial Accounting Standard Number 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") is applicable to utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the period in which various costs are included in the income statements with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as a regulatory liability.

In order to apply SFAS 71, three criteria must be met. These criteria require that a) the power rates for regulated services or products provided to customers be established by or are subject to approval by an independent, third-party regulator or by an entity's own governing board empowered by statute or contract to establish power rates that bind customers; b) the regulated power rates are designed to recover the costs of providing the regulated services or products; and c) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that power rates, which are set at levels that will recover costs, can be charged to and collected from customers; this criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

The Company and its subsidiaries believe that all of their power plants meet these specific criteria of SFAS 71 with the exception of the Shidongkou I Power Plant, the Taicang Power Company, the Huaiyin Power Company, the Changxing Power Plant, the Qinbei Power Company, Yushe Power Company and Xindian Power Plant acquired in 2002 and 2003 (the "power plants acquired in 2002 and 2003"). Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Secondly, the pricing policy applicable to the power plants provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in the Company and its subsidiaries' service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

With respect to the power plants acquired in 2002 and 2003, these criteria mentioned above are not met and, therefore, SFAS71 cannot be applied. Consequently, the power plants acquired in 2002 and 2003 have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS71.

Under IFRS, as there is no equivalent regulatory accounting standard, the Company's and its subsidiaries' policy is to recognize regulatory assets established under SFAS 71 only where they comprise rights or other access to future economic benefits as a result of past events; or to recognize regulatory liabilities only where they comprise a present obligation the settlement of which is expected to result in an outflow of resources embodying economic benefits.

For the year ended 31st December, 2003, there was no material difference in the recognition of both regulatory and non-regulatory assets and liabilities between IFRS and US GAAP.

Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:

                                                                                                 NET ASSETS
                                                                                              AS AT              As at
                                                                                       DECEMBER 31,       December 31,
                                                                              Note             2003               2002
                                                                                            RMB'000            Rmb'000

NET ASSETS UNDER IFRS                                                                    33,955,355         30,416,060
IMPACT OF US GAAP ADJUSTMENTS Note i:
  Effect of acquisition of Qinbei Power Company,
    Yushe Power Company and Xindian Power Plant                                (a)         (417,368)            97,690
  Effect of acquisition of Shidongkou I Power Plant,
    Taicang Power Company and Changxing Power Plant                            (a)         (886,116)          (998,752)
  Effect of acquisition of 30% additional equity interests in
    Shidongkou I Power Plant, 5% additional equity interests
    in Taicang Power Company and 44.16% equity interests
    in Huaiyin Power Company                                                   (b)         (296,717)          (313,859)
  Recording of capital contribution arising from acquisition
    of Shandong Huaneng                                                        (d)          862,922            862,922
  Difference in accounting treatment for acquisition
    of Shandong Huaneng                                                        (d)         (261,273)          (174,182)
  Adjustments on convertible notes
    - Reversal of equity component of the convertible notes                    (e)         (510,506)          (510,506)
    - Reversal of adjustment relating to the convertible notes arising
       form the initial adoption of IAS 39                                     (e)          463,921            463,921
    - Difference in accounting treatment of convertible notes                  (e)           37,933              5,246
  Difference in capitalization of borrowing costs                              (f)          (93,890)           (88,412)
  Reversal of goodwill amortization
    - Reversal of goodwill amortization of equity investment in SEG            (g)           54,639                 --
    - Reversal of goodwill amortization of investment
       in Huaiyin Power Company                                                 (g)          17,370                 --
Applicable deferred tax impact of the above GAAP differences                    (h)         200,674            261,147
------------------------------------------------------------------------------------------------------------------------

NET ASSETS UNDER US GAAP Note i                                                          33,126,944         30,021,275
------------------------------------------------------------------------------------------------------------------------

                                                                                       NET PROFIT
                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                           Note            2003                2002               2001
                                                                        RMB'000             Rmb'000            Rmb'000

NET PROFIT UNDER IFRS                                                 5,430,408           3,921,004          3,450,658
IMPACT OF US GAAP ADJUSTMENTS Note i:
  Effect of acquisition of Qinbei Power Company,
    Yushe Power Company and Xindian Power Plant             (a)          13,109              56,919            (42,789)
  Effect of acquisition of Shidongkou I Power Plant,
    Taicang Power Company and Changxing Power Plant         (a)         112,636             126,498            234,127
  Effect of acquisition of 30% additional equity
    interests in Shidongkou I Power Plant,
    5% additional equity interests in Taicang Power
    Company and 44.16% equity interests
    in Huaiyin Power Company                                (b)          19,347              10,556                 --
  Recording housing benefits provided by HIPDC              (c)         (26,152)            (26,152)           (26,152)
  Difference in accounting treatment for acquisition of
    Shandong Huaneng                                        (d)         (87,091)            (87,091)           (87,091)
  Difference in accounting treatment of convertible notes   (e)          25,434               5,116                 --
  Difference in capitalization of borrowing costs           (f)          (5,478)            (88,412)                --
  Reversal of goodwill amortization
    - Reversal of goodwill amortization of
       equity investment in SEG                             (g)          54,639                  --                 --
    - Reversal of goodwill amortization of
       investment in Huaiyin Power Company                  (g)          17,370                  --                 --
  Applicable deferred tax impact of the
    above GAAP differences                                  (h)         (84,181)             33,674                 --
------------------------------------------------------------------------------------------------------------------------

NET PROFIT UNDER US GAAP Note i                                       5,470,041           3,952,112          3,528,753
------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER ORDINARY SHARE UNDER US GAAP(Rmb) Note ii               0.91                0.66               0.62
------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER ADS UNDER US GAAP (Rmb) Note ii                        36.35               26.35              24.79
------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER ORDINARY SHARE UNDER US GAAP (Rmb) Note ii            0.90                0.65               0.61
------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER ADS UNDER US GAAP (Rmb) Note ii                      36.18               25.99              24.32
------------------------------------------------------------------------------------------------------------------------


(Note i) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the Qinbei Power Company, the Yushe Power Company and the Xindian Power Plant had been in existence since the beginning of the earliest period presented.

(Note ii)      Earning per ordinary shares and per equivalent ADS were
               calculated by dividing the net profit for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net profit for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.

In preparing the summary of difference between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and other areas. Actual results could differ from those estimates.

The following are condensed consolidated balance sheets of the Company and its subsidiaries as at 31st December, 2002 and 2003, and the related condensed consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended 31st December, 2003, restated to reflect the impact of the effect of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method, with financial data of previously separate entities combined, under US GAAP and other differences between IFRS and US GAAP.


CONDENSED COMBINED BALANCE SHEETS

                                                                                            AS AT 31ST DECEMBER,
                                                                                               2003               2002
                                                                                            Rmb000            Rmb'000

ASSETS

NON-CURRENT ASSETS
  Property, plant and equipment, net                                                     40,042,558         40,207,383
  Investment in associates                                                                2,820,669            200,960
  Deferred tax assets                                                                       210,455            249,804
  Land use rights and other assets                                                        1,292,849          1,322,828
  Goodwill                                                                                   78,726             63,754
------------------------------------------------------------------------------------------------------------------------


  Total non-current assets                                                               44,445,257         42,044,729
------------------------------------------------------------------------------------------------------------------------


CURRENT ASSETS
  Inventories, net                                                                          800,281            964,468
  Other receivables and assets, net                                                         259,421            269,488
  Accounts receivable                                                                     2,804,026          2,514,975
  Due from related parties                                                                    5,862                 --
  Restricted cash                                                                           159,961             13,259
  Temporary cash investments                                                                144,996          1,362,065
  Cash and cash equivalents                                                               4,128,648          3,145,452
------------------------------------------------------------------------------------------------------------------------


    Total current assets                                                                  8,303,195          8,269,707
------------------------------------------------------------------------------------------------------------------------

    TOTAL ASSETS                                                                         52,748,452         50,314,436
========================================================================================================================


                                                                                            AS AT 31ST DECEMBER,
                                                                                               2003               2002
                                                                                            Rmb000            Rmb'000

EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY                                                                     33,126,944         30,021,275
------------------------------------------------------------------------------------------------------------------------


MINORITY INTERESTS                                                                        1,125,259            957,224
------------------------------------------------------------------------------------------------------------------------


NON-CURRENT LIABILITIES
  Convertible notes                                                                              --            166,498
  Accrued put premium on convertible notes                                                       --             30,841
  Long-term loans from shareholders                                                              --            404,891
  Long-term bank loans                                                                    8,305,320          9,114,651
  Other long-term loans                                                                     848,284            671,027
  Other financial liabilities                                                                    --             19,397
  Deferred tax liabilities                                                                   91,584            110,510
------------------------------------------------------------------------------------------------------------------------


    Total non-current liabilities                                                         9,245,188         10,517,815
------------------------------------------------------------------------------------------------------------------------


CURRENT LIABILITIES
  Accounts payable and accrued liabilities                                                3,342,517          4,021,982
  Taxes payable                                                                             917,362            680,692
  Due to HIPDC                                                                               87,508            100,475
  Due to other related parties                                                               27,338                 --
  Staff welfare and bonus payable                                                           220,896            233,566
  Short-term loans                                                                        1,600,000          1,266,686
  Current portion of long-term loans from shareholders                                      388,875            404,891
  Current portion of long-term bank loans                                                 2,409,240          1,946,732
  Current portion of other long-term loans                                                  243,386            163,098
  Convertible notes                                                                             952                 --
  Accrued put premium for convertible notes                                                   8,636                 --
  Other financial liabilities                                                                 4,351                 --
------------------------------------------------------------------------------------------------------------------------

    Total current liabilities                                                             9,251,061          8,818,122
------------------------------------------------------------------------------------------------------------------------

    TOTAL LIABILITIES AND EQUITY                                                         52,748,452         50,314,436
========================================================================================================================


CONDENSED COMBINED STATEMENTS OF INCOME


                                                                                YEAR ENDED 31ST DECEMBER,
                                                                           2003                2002               2001
                                                                        Rmb'000             Rmb'000            Rmb'000

OPERATING REVENUE, NET                                               24,142,713          20,834,089         19,151,816
------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  Fuel                                                               (9,374,408)         (8,007,244)        (6,639,223)
  Maintenance                                                          (971,282)           (746,138)          (966,985)
  Depreciation                                                       (4,067,809)         (3,609,605)        (3,531,839)
  Labor                                                              (1,532,605)         (1,267,136)        (1,135,627)
  Service fees to HIPDC                                                (230,792)           (263,716)          (307,322)
  Income tax                                                         (1,276,478)         (1,043,675)          (882,465)
  Others                                                               (706,802)           (972,610)          (910,127)
------------------------------------------------------------------------------------------------------------------------

    Total operating expenses                                        (18,160,176)        (15,910,124)       (14,373,588)
------------------------------------------------------------------------------------------------------------------------


INCOME BEFORE FINANCIAL EXPENSES                                      5,982,537           4,923,965          4,778,228
------------------------------------------------------------------------------------------------------------------------

  Interest income                                                        53,884              88,157            120,146
  Interest expense                                                     (610,278)           (810,879)        (1,154,827)
  Exchange losses, net                                                  (30,929)            (33,131)           (42,578)
------------------------------------------------------------------------------------------------------------------------

    Total financial expenses                                           (587,323)           (755,853)        (1,077,259)
------------------------------------------------------------------------------------------------------------------------

Share of profit (loss) of associates                                    266,730              (1,634)            (5,381)
Minority interests                                                     (191,903)           (214,366)          (166,835)
------------------------------------------------------------------------------------------------------------------------

NET PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS                           5,470,041           3,952,112          3,528,753
========================================================================================================================


CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                               Rmb'000

Balance as at 1st January, 2001                                                                             23,991,504

Dividend relating to 2000                                                                                   (1,243,000)

Net profit attributable to shareholders for the year ended 31st December, 2001                               3,528,753

Capital contribution arising from acquisition of Shandong Huaneng                                              862,922

Capital contribution from HIPDC arising from housing benefits provided by HIPDC                                 26,152

Issuance and sale of 350,000,000 new Domestic Shares, net of direct issuance cost                            2,770,058

Distribution to Huaneng Group                                                                                 (146,546)
------------------------------------------------------------------------------------------------------------------------


Balance as at 31st December, 2001                                                                           29,789,843

Dividends relating to 2001                                                                                  (1,800,000)

Net profit attributable to shareholders for the year ended 31st December, 2002                               3,952,112

Conversion of convertible notes to new ordinary shares                                                           1,655

Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the Shidongkou I Power Plant,
  Taicang Power Company, Huaiyin Power Company and Changxing Power Plant
  and additional interests in Shidongkou I Power Plant and Taicang Power Company                            (2,034,222)

Contribution from Huaneng Group                                                                                 85,735

Capital contribution from HIPDC arising from housing benefits provided by HIPDC                                 26,152
------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2002                                                                           30,021,275

Dividends relating to 2002                                                                                  (2,049,408)

Net profit attributable to shareholders for the year ended
31st December, 2003                                                                                          5,470,041

Conversion of convertible notes to new ordinary shares                                                         165,548

Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the
 Qinbei Power Company, Yushe Power Company and Xindian Power Plant                                            (506,664)
Capital contribution from HIPDC arising from housing benefits provided by HIPDC                                 26,152
------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2003                                                                           33,126,944
========================================================================================================================


CONDENSED COMBINED STATEMENTS OF CASH FLOWS


                                                                      YEAR ENDED 31ST DECEMBER,
                                                                 2003                2002               2001
                                                              Rmb'000             Rmb'000            Rmb'000

Net cash provided by operating activities                   9,655,472           7,820,762          6,528,209

Net cash (used in)/provided by investing activities        (5,904,727)          2,077,754         (5,340,464)

Net cash used in financing activities                      (2,767,549)         (9,239,037)        (1,129,337)
--------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                     983,196             659,479             58,408

Cash and cash equivalents, beginning of year                3,145,452           2,485,973          2,427,565
--------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                      4,128,648           3,145,452          2,485,973
==============================================================================================================


STATEMENT OF COMPREHENSIVE INCOME

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. However, for each of the year in the three-year period ended 31st December, 2003, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

NEW ACCOUNTING PRONOUNCEMENTS

In 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"), Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150") and FASB Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46").

SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after 30th June, 2003. The Company considered the effects of adoption SFAS 149 and do not expect any material impact on the financial statements.

SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. In addition, SFAS 150 concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. SFAS 150 is effective for financial instruments entered into or modified after 31st May, 2003, and otherwise is effective at the beginning of the first interim period beginning after 15th June, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company considered the effects of adoption SFAS 150 and do not expect any material impact on the financial statements.

FIN 46 provides guidance on the identification of and financial reporting for entities over which controls is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after 31st January, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after 15th June, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before 1st February, 2003. The Company considered the effects of adoption FIN 46 and do not expect any material impact on the financial statements.

REPORT OF THE AUDITORS

                                                     PwC Shen Zi (2004) No.1096

TO THE SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheet of Huaneng Power International, Inc. ("the Company") and its subsidiaries as at 31st December, 2003 and the consolidated profit and loss account and statement of income appropriation and cash flow statement for the year then ended, and the balance sheet of the Company as at 31st December, 2003 and its profit and loss account and statement of income appropriation and cash flow statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above conform with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises promulgated by the Central Government of the People's Republic of China and present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at 31st December, 2003 and the consolidated results of their operations and their cash flows for the year then ended, and the financial position of the Company as at 31st December, 2003 and its results of operations and cash flows for the year then ended.

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS              Certified Public Accountant
  LIMITED COMPANY                                   FENG HEPING



                                                    Certified Public Accountant
                                                    LI YANYU

16th March, 2004


BALANCE SHEET

(Prepared in accordance with PRC Accounting Standards)
AS AT 31st DECEMBER, 2003
(Amounts: In Rmb Yuan)


                                                         CONSOLIDATED                           THE COMPANY
ASSETS                                        31ST DECEMBER,     31st December,      31ST DECEMBER,     31st December,
                              Note                      2003               2002                2003               2002

CURRENT ASSETS
  Cash                        6(1)             4,433,604,438      4,157,362,535       3,520,203,732      3,853,281,582
  Short-term investment                               13,200                 --              13,200                 --
  Notes receivable            6(2)               447,200,000        472,750,000         336,180,000        440,080,000
  Interest receivable                              3,291,154          3,792,434           2,387,688          3,792,434
  Accounts receivable      6(3), 7(1)          2,356,825,998      1,889,082,774       2,005,023,640      1,545,294,232
  Other receivables        6(3), 7(1)            160,720,886        102,595,147          87,489,711         81,195,078
  Advance to suppliers                            88,194,813         54,040,826          54,736,358         39,068,231
  Inventories                 6(4)               808,159,276        940,723,848         632,641,423        765,649,739
  Deferred expenses                                4,779,340         12,451,202           4,594,883          9,659,052
  Current portion of
    long-term investments  6(6), 7(2,3)               83,060             25,160         470,746,016        256,325,160
  Other current assets        6(5)                        --         70,000,000                  --         70,000,000
------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                           8,302,872,165      7,702,823,926       7,114,016,651      7,064,345,508
========================================================================================================================

LONG-TERM INVESTMENTS
  Long-term equity
    investments              6(6), 7(2)        3,407,034,531        776,151,596       5,472,475,440      2,324,449,270
  Including: Consolidated
    difference in value         6(6)           1,133,262,633        313,862,886                  --                 --
  Long-term debt
    investments              6(6), 7(3)               12,500         10,137,770              12,500        450,800,726
------------------------------------------------------------------------------------------------------------------------

TOTAL LONG-TERM INVESTMENTS                    3,407,047,031        786,289,366       5,472,487,940      2,775,249,996
========================================================================================================================

FIXED ASSETS
  Fixed assets, cost          6(7)            60,731,810,047     58,940,239,645      52,100,413,665     51,331,689,101
  Less: Accumulated
        depreciation          6(7)           (22,330,922,497)   (18,725,078,726)    (18,556,962,398)   (15,884,329,113)
------------------------------------------------------------------------------------------------------------------------

  Fixed assets,
    net book value            6(7)            38,400,887,550     40,215,160,919      33,543,451,267     35,447,359,988
  Construction materials      6(8)             1,111,654,804        175,117,054         325,349,997        175,117,054
  Construction-in-progress    6(9)             3,090,960,181        510,644,503         618,045,031        451,108,518
------------------------------------------------------------------------------------------------------------------------

TOTAL FIXED ASSETS                            42,603,502,535     40,900,922,476      34,486,846,295     36,073,585,560
========================================================================================================================

INTANGIBLE AND OTHER ASSETS
  Intangible assets           6(10)           (1,057,406,729)    (1,306,167,496)     (1,127,369,140)    (1,373,182,297)
  Long-term deferred expenses                     20,950,014         14,886,880           8,374,230         14,886,880
------------------------------------------------------------------------------------------------------------------------

TOTAL INTANGIBLE AND OTHER ASSETS             (1,036,456,715)    (1,291,280,616)     (1,118,994,910)    (1,358,295,417)
------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                  53,276,965,016     48,098,755,152      45,954,355,976     44,554,885,647
========================================================================================================================

The accompanying notes form an integral part of these financial statements.

                                                   Person in charge of                  Person in charge of
             Legal representative:                accounting function:                accounting department:

                  LI XIAOPENG                          HUANG JIAN                            ZHOU HUI



                                                            CONSOLIDATED                           THE COMPANY
LIABILITIES AND SHAREHOLDERS'                  31ST DECEMBER,     31st December,     31ST DECEMBER,      31st December,
  EQUITY                      Note                      2003               2002                2003               2002

CURRENT LIABILITIES
  Short-term loans            6(11)            1,600,000,000        550,000,000         280,000,000        550,000,000
  Accounts payable            6(12)              653,100,248        471,608,936         486,384,541        409,500,258
  Salary payable                                  10,157,597          9,276,290           7,209,340          9,077,965
  Welfare payable                                214,006,684        224,289,622         203,101,081        222,648,524
  Dividends payable                               14,780,096                 --                  --                 --
  Interest payable                                94,083,122        115,860,824          92,823,122        113,370,824
  Taxes payable               6(13)              917,362,692        620,188,900         601,337,983        395,661,112
  Other levies payable                             2,955,512          7,805,368          12,748,584          2,713,031
  Other payables              6(14)            1,670,941,617      2,280,414,185       1,418,213,280      2,199,243,434
  Accrued expenses                                26,733,205         26,273,238          26,733,205         26,273,238
  Current portion of
    long-term loans           6(15)            3,041,501,169      2,413,636,557       2,144,948,831      2,172,623,070
  Convertible notes           6(16)                  951,821                 --             951,821                 --
------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                      8,246,573,763      6,719,353,920       5,274,451,788      6,101,111,456
------------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
  Long-term loans             6(15)            9,153,604,209      9,184,800,869       5,892,803,985      7,077,706,287
  Convertible notes           6(16)                       --        166,497,890                  --        166,497,890
------------------------------------------------------------------------------------------------------------------------

TOTAL LONG-TERM LIABILITIES                    9,153,604,209      9,351,298,759       5,892,803,985      7,244,204,177
------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                             17,400,177,972     16,070,652,679      11,167,255,773     13,345,315,633
------------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                             1,089,686,841        818,532,459                  --                 --
------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Share capital               6(17)            6,027,671,200      6,000,273,960       6,027,671,200      6,000,273,960
  Capital surplus             6(18)           10,403,229,361     10,260,830,755      10,403,229,361     10,260,830,755
  Surplus reserves            6(19)            4,374,668,188      3,419,668,242       4,374,668,188      3,419,668,242
  Including: Statutory
    public welfare fund       6(19)            1,460,700,799      1,053,519,606       1,460,700,799      1,053,519,606
  Undistributed profits       6(20)           13,981,531,454     11,528,797,057      13,981,531,454     11,528,797,057
------------------------------------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                    34,787,100,203     31,209,570,014      34,787,100,203     31,209,570,014
------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                        53,276,965,016     48,098,755,152      45,954,355,976     44,554,885,647
========================================================================================================================


The accompanying notes form an integral part of these financial statements.

                                                   Person in charge of                  Person in charge of
             Legal representative:                accounting function:                accounting department:

                  LI XIAOPENG                          HUANG JIAN                            ZHOU HUI



PROFIT AND LOSS ACCOUNTS

(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts: In Rmb Yuan)



                                                             CONSOLIDATED                           THE COMPANY
                                 Note                   2003               2002                2003               2002

1. REVENUES FROM PRINCIPAL
     OPERATIONS               6(21), 7(4)     23,479,646,958     18,725,340,857      20,287,987,380     15,720,550,997
   Less: Cost of principal
          operations          6(21), 7(4)    (15,690,199,491)   (12,528,622,594)    (13,698,115,361)   (10,480,868,719)
         Tax and levies on
          principal operations                   (45,334,549)       (38,116,331)         (7,542,002)        (5,839,726)
------------------------------------------------------------------------------------------------------------------------

2.  PROFIT FROM PRINCIPAL OPERATIONS           7,744,112,918      6,158,601,932       6,582,330,017      5,233,842,552
    Add: Profit from other
      operations                                  30,574,635         16,821,913          31,991,798         14,421,931
    Less: General and
           administrative
           expenses                             (441,548,979)      (327,188,932)       (327,750,541)      (229,565,700)
          Financial expenses,net  6(22)         (559,636,467)      (562,719,815)       (430,705,990)      (450,065,716)
------------------------------------------------------------------------------------------------------------------------

3. OPERATING PROFIT                            6,773,502,107      5,285,515,098       5,855,865,284      4,568,633,067
   Add: Income (loss) from
          investments        6(23), 7(5)         133,885,686        (46,138,983)        567,970,021        288,673,388
        Non-operating income                      20,485,605         50,717,819           2,108,848         19,264,890
   Less: Non-operating
         expenses                6(24)          (153,792,811)       (78,014,523)       (143,297,291)       (71,346,712)
------------------------------------------------------------------------------------------------------------------------

4. PROFIT BEFORE TAXATION AND
       MINORITY INTERESTS                      6,774,080,587      5,212,079,411       6,282,646,862      4,805,224,633
     Less: Income tax                         (1,116,100,498)      (963,510,283)       (825,504,311)      (722,874,044)
           Minority interests                   (200,837,538)      (166,218,539)                 --                 --
------------------------------------------------------------------------------------------------------------------------

5.  NET PROFIT                                 5,457,142,551      4,082,350,589       5,457,142,551      4,082,350,589
------------------------------------------------------------------------------------------------------------------------


SUPPLEMENTAL INFORMATION:
                                                              CONSOLIDATED                           THE COMPANY
                                                        2003               2002                2003               2002

1. Profit from sale or disposal of a business
       unit or investments                                --                 --                  --                 --
2.   Loss due to natural disaster                         --                 --                  --                 --
3.   Increase/(decrease) in profit before
       taxation and minority interests as a result
       of changes in accounting policies                  --                 --                  --                 --
4.   Increase/(decrease) in profit before taxation
       and minority interests as a result of
       changes in accounting estimates                    --                 --                  --                 --
5.   Loss on debt restructuring                           --                 --                  --                 --
6.   Others                                               --                 --                  --                 --
------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                                   Person in charge of                  Person in charge of
             Legal representative:                accounting function:                accounting department:

                  LI XIAOPENG                          HUANG JIAN                            ZHOU HUI


STATEMENT OF INCOME APPROPRIATION

(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts: In Rmb Yuan)


                                                         CONSOLIDATED                           THE COMPANY
                                                        2003               2002                2003               2002

1.   NET PROFIT                                5,457,142,551          4,082,350,589     5,457,142,551    4,082,350,589

     Add:  Unappropriated profit
           brought forward                    11,528,797,05         7 9,960,857,821    11,528,797,057    9,960,857,821
------------------------------------------------------------------------------------------------------------------------

2.   UNAPPROPRIATED PROFIT                    16,985,939,608     14,043,208,410      16,985,939,608     14,043,208,410

     Less: Transfer to statutory surplus
            reserve fund                        (545,714,255)      (408,235,059)       (545,714,255)      (408,235,059)

          Transfer to statutory public
            welfare fund                        (409,285,691)      (306,176,294)       (409,285,691)      (306,176,294)
------------------------------------------------------------------------------------------------------------------------

3.   PROFIT DISTRIBUTABLE TO SHAREHOLDERS     16,030,939,662     13,328,797,057      16,030,939,662     13,328,797,057

     Less: Dividends                          (2,049,408,208)    (1,800,000,000)     (2,049,408,208)    (1,800,000,000)
------------------------------------------------------------------------------------------------------------------------

4.   UNAPPROPRIATED PROFIT CARRIED FORWARD    13,981,531,454     11,528,797,057      13,981,531,454     11,528,797,057
------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these financial statements.

                                                   Person in charge of                  Person in charge of
             Legal representative:                accounting function:                accounting department:

                  LI XIAOPENG                          HUANG JIAN                            ZHOU HUI



CASH FLOW STATEMENT
(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts: In Rmb Yuan)



     ITEMS                                                          Note               CONSOLIDATED        THE COMPANY

1.   CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from sale of goods and services                                   27,129,383,880     23,327,923,627
     Other cash received relating to operating activities                               148,138,072        118,556,992
------------------------------------------------------------------------------------------------------------------------

       SUB-TOTAL OF CASH INFLOWS                                                     27,277,521,952     23,446,480,619
------------------------------------------------------------------------------------------------------------------------

     Cash paid for goods and services                                                (9,941,830,698)    (8,642,057,829)
     Cash paid to and on behalf of employees                                         (1,079,192,007)      (918,563,772)
     Payment of all types of taxes                                                   (3,855,986,487)    (3,199,900,923)
     Other cash paid relating to operating activities               6(26)            (2,243,538,053)    (1,753,373,344)
------------------------------------------------------------------------------------------------------------------------

       SUB-TOTAL OF CASH OUTFLOWS                                                   (17,120,547,245)   (14,513,895,868)
------------------------------------------------------------------------------------------------------------------------

     NET CASH FLOWS FROM OPERATING ACTIVITIES                                        10,156,974,707      8,932,584,751
------------------------------------------------------------------------------------------------------------------------

2.   CASH FLOWS FROM INVESTING ACTIVITIES
     Cash received on disposal of investments                                         1,147,192,869      1,417,003,473
     Cash received on investment income                                                  10,704,716        244,302,149
     Net cash received from disposals of fixed assets                                   121,074,089        116,867,453
     Other cash received relating to investing activities                               215,665,745         28,193,651
------------------------------------------------------------------------------------------------------------------------

       SUB-TOTAL OF CASH INFLOWS                                                      1,494,637,419      1,806,366,726
------------------------------------------------------------------------------------------------------------------------

     Cash paid to acquire fixed assets, intangible assets
       and other long-term assets                                                    (3,760,373,288)    (2,327,081,953)
     Cash paid to acquire investments other than
       the equity interest in subsidiaries                                           (2,390,013,200)    (2,618,881,200)
     Cash paid to acquire equity interest in subsidiaries           6(25)              (550,000,000)      (550,000,000)
------------------------------------------------------------------------------------------------------------------------

       SUB-TOTAL OF CASH OUTFLOWS                                                    (6,700,386,488)    (5,495,963,153)
------------------------------------------------------------------------------------------------------------------------

     NET CASH FLOWS USED IN INVESTING ACTIVITIES                                     (5,205,749,069)    (3,689,596,427)
------------------------------------------------------------------------------------------------------------------------

3.   CASH FLOWS FROM FINANCING ACTIVITIES
     Cash received form investments                                                      77,632,000                 --
     Including: cash received from minority shareholders
       equity investment in subsidiaries                                                 77,632,000                 --
     Cash received from borrowings                                                    2,135,230,542        560,363,542
------------------------------------------------------------------------------------------------------------------------

       SUB-TOTAL OF CASH INFLOW                                                       2,212,862,542        560,363,542
------------------------------------------------------------------------------------------------------------------------

     Cash paid on repayment of borrowings                                            (3,197,395,992)    (2,623,089,472)
     Cash payments of interest expenses and appropriation of
       dividends or profit                                                           (2,841,265,670)    (2,548,620,805)
     Including: Dividends paid to minority shareholders of subsidiaries                            (133,244,836      )--
------------------------------------------------------------------------------------------------------------------------

       SUB-TOTAL OF CASH OUTFLOWS                                                    (6,038,661,662)    (5,171,710,277)
------------------------------------------------------------------------------------------------------------------------

     NET CASH FLOWS USED IN FINANCING ACTIVITIES                                     (3,825,799,120)    (4,611,346,735)
------------------------------------------------------------------------------------------------------------------------

4.   EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                                        620,026           (193,468)
------------------------------------------------------------------------------------------------------------------------

5.   NET INCREASE IN CASH AND CASH EQUIVALENTS                                        1,126,046,544        631,448,121
------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these financial statements.

                                                   Person in charge of                  Person in charge of
             Legal representative:                accounting function:                accounting department:

                  LI XIAOPENG                          HUANG JIAN                            ZHOU HUI



   SUPPLEMENTARY INFORMATION                                                          CONSOLIDATED        THE COMPANY

1. RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES
     Net profit                                                                       5,457,142,551      5,457,142,551
     Add: Minority interests                                                            200,837,538                 --
          Provision for asset impairment                                                 11,815,322          6,837,653
          Depreciation of fixed assets                                                4,063,465,119      3,611,012,801
          Amortization of intangible assets                                            (229,670,474)      (231,701,267)
          Amortization of long-term deferred expenses                                     8,070,188          8,070,188
          Decrease in deferred expenses                                                   8,383,311          5,316,161
          Decrease in accrued expenses                                                   (4,336,944)        (4,336,944)
          Losses on disposal of fixed assets                                            137,719,028        133,427,243
          Financial expenses                                                            612,257,765        478,934,847
          Gains arising from investments                                               (133,885,686)      (567,970,021)
          Decrease in inventories                                                       168,923,943        156,628,864
          Increase in operating receivables items                                      (577,868,758)      (492,481,282)
          Increase in operating payables items                                          433,435,156        371,703,957
          Others                                                                            686,648                 --
------------------------------------------------------------------------------------------------------------------------

     NET CASH FLOWS FROM OPERATING ACTIVITIES                                        10,156,974,707      8,932,584,751
------------------------------------------------------------------------------------------------------------------------


2.   INVESTING AND FINANCING ACTIVITIES THAT DO NOT INVOLVE CASH
     RECEIPTS OR PAYMENTS
     Conversion of debt into capital                                                    165,548,000        165,548,000
     Reclassification of current portion of convertible notes to current liabilities        951,901            951,901
     Fixed assets capitalized under finance leases                                               --                 --

3.   NET INCREASE IN CASH AND CASH EQUIVALENTS
     Cash at end of year                                                              4,128,648,014      3,291,922,217
     Less: cash at beginning of year                                                 (3,002,601,470)    (2,660,474,096)
     Cash equivalents at end of year                                                             --                 --
     Less: cash equivalents at beginning of year                                                 --                 --
------------------------------------------------------------------------------------------------------------------------

     NET INCREASE IN CASH AND CASH EQUIVALENTS                                        1,126,046,544        631,448,121
------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these financial statements.

                                                   Person in charge of                  Person in charge of
             Legal representative:                accounting function:                accounting department:

                  LI XIAOPENG                          HUANG JIAN                            ZHOU HUI

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with PRC Accounting Standards)
AS AT 31st DECEMBER, 2003
(Amounts: In Rmb Yuan unless otherwise stated)


1.   COMPANY BACKGROUND

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock company on 30th June, 1994.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to ultimately consumers through the respective provincial or regional grid companies.

Five of the power plants were already in commercial operations at time of incorporation of the Company in 1994 (hereinafter collectively referred to as the "five original operating plants"). The five original operating plants were previously divisions of Huaneng International Power Development Corporation ("HIPDC"), which is a Sino-foreign equity joint venture established in the PRC. In accordance with the Reorganization Agreement dated 30th June, 1994, the Company acquired the assets, liabilities and businesses of the five original operating plants from HIPDC which in return received an equity interest in the Company (the "Reorganization"). The other operating plants were either constructed or acquired by the Company after the Reorganization.

The Company's Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6th October, 1994 and 4th March, 1998, respectively. The A shares of the Company issued to the public were listed on the Shanghai Stock Exchange on 6th December, 2001.

The Company's ultimately parent company is China Huaneng Group ("Huaneng Group"). Huaneng Group is a state-owned enterprise registered in the People's Republic of China. For details, please refer to Note 8(1).

Particulars of operating power plants of the Company, its subsidiaries and associates are as follows:


                                                                  TOTAL INSTALLED
                                                                      CAPACITY OF
                                                                     THE COMPANY,             EQUITY PORTION OF
                                                                 ITS SUBSIDIARIES    TOTAL CAPACITY           PROVINCE/
                                                                   AND ASSOCIATES    OF THE COMPANY       MUNICIPALITY
OPERATING PLANTS                                                             (MW)             (MW)             LOCATED

Wholly-owned power plants:
  Huaneng Dalian Power Plant (the "Dalian Power Plant")                       700              700            Liaoning
  Huaneng Shangan Power Plant (the "Shangan Power Plant")                     700              700               Hebei
  Huaneng Nantong Power Plant (the "Nantong Power Plant")                     704              704             Jiangsu
  Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")                       700              700              Fujian
  Huaneng Shantou Oil-Fired Power Plant (the "Shantou Oil-Fired Power Plant") 103              103           Guangdong
  Huaneng Shantou Coal-Fired Power Plant (the "Shantou Power Plant")          600              600           Guangdong
  Huaneng Shangan Power Plant Phase II ( the "Shangan Phase II")              600              600               Hebei
  Huaneng Shanghai Shidongkou Second Power Plant
    (the "Shanghai Power Plant")                                            1,200            1,200            Shanghai
  Huaneng Dalian Power Plant Phase II (the "Dalian Phase II")                 700              700            Liaoning
  Huaneng Dandong Power Plant (the "Dandong Power Plant")                     700              700            Liaoning
  Huaneng Nantong Power Plant Phase II (the "Nantong Phase II")               700              700             Jiangsu
  Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II")                 700              700              Fujian
  Huaneng Nanjing Power Plant (the "Nanjing Power Plant")                     640              640             Jiangsu
  Huaneng Dezhou Power Plant (the "Dezhou Power Plant")                     2,520            2,520            Shandong
  Huaneng Jining Power Plant (the "Jining Power Plant")                       595              595            Shandong
  Huaneng Changxing Power Plant (the "Changxing Power Plant)                  250              250            Zhejiang
  Shanghai Shidongkou Power Plant (the "Shidongkou I Power Plant")          1,200            1,200            Shanghai
  Huaneng Xindian Power Plant (the "Xindian Power Plant")**                   450              450            Shandong

Subsidiaries:
  Huaneng Weihai Power Company (the "Weihai Power Company")                   850              510            Shandong
  Suzhou Industrial Park Huaneng Power Limited Liability Company
    (the "Taicang Power Company")                                             600              450             Jiangsu
  Jiangsu Huaneng Huaiyin Power Limited Company
    (the "Huaiyin Power Company")                                             400              255             Jiangsu
  Huaneng Yushe Power Company (the "Yushe Power Company")**                   200              120              Shanxi

Associates:
  Shandong Rizhao Power Company Ltd. (the "Rizhao Power Company")             700              178            Shandong
  Shenzhen Energy Group Co., Ltd. (the "SEG")*                              1,844              461           Guangdong
------------------------------------------------------------------------------------------------------------------------

                                                                           18,356           15,736
------------------------------------------------------------------------------------------------------------------------

* On 28th January, 2003, the Company entered into an agreement with Shenzhen Investment Holding Corporation ("Shenzhen Investment") and SEG. Pursuant to which, SEG increased its original registered capital by 10%. The Company subscribed equity interest representing 10% of SEG's expanded share capital and acquired additional equity interest representing 15% of SEG's expanded share capital from Shenzhen Investment at a total consideration of Rmb 2.39 billion. The acquisition became effective on 22nd April, 2003 after obtaining all necessary government approvals on the transaction and the payment of the consideration.

** On 5th June, 2003, the Company entered into an agreement with Huaneng Group, pursuant to which the Company acquired from Huaneng Group 55% equity interest in Huaneng Qinbei Power Company (the "Qinbei Power Company"), 60% equity interest in Yushe Power Company and all the assets and liabilities of Xindian Power Plant at a total consideration of Rmb550 million. The acquisition became effective on 27th October, 2003 after obtaining all necessary government approvals on the transaction and the payment of the consideration. Qinbei Power Company has two 600MW units under construction.

2.   CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Effective 1st July, 2003, the Company has adopted the revised "Accounting Standards for Business Enterprises - Events Occurring After the Balance Sheet Date". Prior to the adoption of the revised standard, profit distribution was transferred out of shareholders' equity and cash dividends were recognized as payables in the period related to which the Board of Directors proposed the distribution plan. Subsequent to 1st July 2003, profit distribution is recognized as a liability in the period when the distribution plan is approved at the general meeting of the shareholders. This change in accounting policy has been accounted for retroactively, and as a result, the net assets as at 1st January, 2003 and 1st January, 2002 have been increased by Rmb2,040,093,146 and Rmb1,800,000,000, respectively. For details, please refer to Note 6(20).

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(1)  Basis of preparation

The financial statements have been prepared in accordance the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises and relevant regulations as promulgated by the government of the PRC.

(2)  ACCOUNTING YEAR

The financial year starts on 1st January and ends on 31st December.

(3)  REPORTING CURRENCY

The Company and its subsidiaries use the Renminbi as reporting currency.

(4)  BASIS OF ACCOUNTING AND MEASUREMENT BASES

Accrual method is used as the basis of accounting. Assets are initially recorded at their costs. Subsequently, if they are impaired, impairment provisions are taken accordingly.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(5)  FOREIGN CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into Rmb at the exchange rates stipulated by the People's Bank of China (the "PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the exchange rates stipulated by the PBOC at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account, except that when they are attributable to foreign currency borrowings that have been taken out specifically for construction of fixed assets, which are capitalized as part of the fixed asset costs accordingly.

(6)  CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash refers to all cash on hand and deposits held at call with banks. Cash equivalents refers to short-term, highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the cash flow statement, restricted cash and time deposits with maturity beyond of three months are not considered as cash and cash equivalents. Their movements are considered as cash flow from investing activities.

(7) RECEIVABLES AND PROVISION FOR BAD DEBTS

Receivables include accounts receivable and other receivables.

The Company and its subsidiaries make provision for bad debts using the "allowance method". Receivables are netted with the provision for bad debts.

Provisions for bad debts are made based on the assessment of the collectibility of the receivables. Based on the actual circumstances and experiences, the Company and its subsidiaries made specific provisions against balances that have been assessed to be uncollectible.

For balances where there are clear evidence that they cannot be recovered (e.g. creditor has been deregistered, declared bankruptcy, unable to meet its liabilities as they fall due or having serious cash flow problem), then bad debts are recognized and the balances are written off against the provision.

(8)  INVENTORIES

Inventories include fuel for power generation, materials and supplies for repairs and maintenance. Inventories are recorded at actual cost and are charged to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

Inventories at balance sheet date are stated at lower of cost and net realizable values. When their costs exceed their net realizable value, the excess of their original cost over their net realizable value is taken as a "provision for loss on realization of inventories". Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to conclude the sale.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(9)  LONG-TERM INVESTMENTS

Long-term investments comprise equity investments in companies that the Company does not intend to dispose of within one year, bonds and other debt investments that are not readily convertible into cash or the Company does not intend to dispose.

Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% of the voting rights, or otherwise has power to govern the investees' financial and operating policies. Associates generally represent investees in which the Company has an interest of between 20% to 50% (excluding 20% and 50%) of the voting rights or otherwise has significant influence over the financial and operating policies.

     (a)  Equity investment

          Long-term equity investments are recorded at the actual cost of acquisition. The Company accounts for long-term equity investments in subsidiaries and associates using the equity method of accounting. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

          When long-term equity investments acquired prior to 17th March, 2003 are accounted for using the equity method of accounting, the difference between the initial cost of investment and the proportionate share of the net assets of the investee is amortized using the straight-line method over a certain period. According to Cai Kuai [2003] No.10, when long-term equity investments acquired after 17th March, 2003 are accounted for using the equity method of accounting, if the initial cost of investment is less than the proportionate share of the net assets of the investee, the difference is accounted for as capital surplus. If there is an excess of the initial cost of investment over the proportionate share of net assets of the investee, the excess is amortized using the straight-line method over a certain period.

          Under the equity method of accounting, the attributable share of the investees' net profit or loss for the period is recognized as an investment income or loss. When the investees declare dividends, the carrying amount of the investment is reduced accordingly. Under the cost method of accounting, investment income is recognized when the investees declare dividends.

     (b)  Debt investment

          Long-term debt investments are recorded at cost on acquisition, less unpaid interest which has been accrued. Interest income from investments is computed for each period.

          Entrusted loans refers to loans that the Company provides to other companies via intermediary financial institutions with maturities over one year. Interest income is accrued and recorded as income in each period. Interest receivable that has been accrued, but cannot be collected when due, should be written off. At the balance sheet date, when events indicate that the principal amount is higher than the recoverable amount of the entrusted loans, provision for impairment loss will be made.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(10) FIXED ASSETS AND DEPRECIATION

Fixed assets include buildings, plant and other equipment related to the production and operation of the Company and its subsidiaries with useful lives over one year. Effective from 1st January, 2001, when construction takes place on the Company's land and the construction is for its own use, the carrying value of land use right is capitalized as part of the cost of buildings.

Fixed assets purchased or constructed were initially recorded at cost. Fixed assets obtained upon Reorganization were initially recorded at their appraised value approved by relevant government authorities.

Depreciation of fixed assets is calculated on the straight-line method to write off the cost of each asset, net of estimated residual values, over their estimated useful lives. When a provision for impairment loss has been made for a fixed asset, the depreciation rate and depreciation charge for the fixed asset should be recalculated based on the asset's carrying amount and its remaining useful life.

The estimated useful lives, estimated residual value and depreciation rates of the fixed assets of the Company and its subsidiaries are as follows:

                                     ESTIMATED       ESTIMATED
                                        USEFUL        RESIDUAL     DEPRECIATION
                                         LIVES          VALUE              RATE
CATEGORIES

Buildings                           8-35 years         0%-11%      2.54%-12.50%

Electric utility plant
in service                          4-30 years         0%-11%      2.97%-25.00%

Transportation and
transmission facilities            13-27 years         5%-11%       3.30%-7.31%

Others                              5-13 years         0%-11%      6.85%-20.00%


When fixed assets are sold, transferred, disposed of or destroyed, proceeds reduced by the carrying amount of the assets, related taxes and expenses, are included in non-operating income or expenses.

Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvement and renovation are capitalized when it is probable that future economic benefits in excess of the original assessment of performance will flow to the Company. Capitalized expenditures arising from major reconstruction, expansion and improvement are depreciated using the straight-line method over the remaining useful lives of the fixed assets.

(11) CONSTRUCTION-IN-PROGRESS

Construction-in-progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs which include interest costs incurred on specific borrowings used to finance the capital assets, prior to the date at which the asset reaches the expected usable condition. Construction-in-progress is transferred to the fixed assets account and depreciation commences when the assets has been substantially completed and reaches the expected usable condition.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(12) BORROWING COSTS

The borrowings are initially recognized at the amount of the proceeds received. Ancillary costs incurred in connection with the borrowing arrangement are expensed as incurred.

Interest, ancillary costs incurred, and exchange differences incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalized as costs of the assets when the capital expenditures and borrowing costs have been incurred and the activities to enable the assets to reach their expected usable condition have commenced. The capitalization of borrowing costs ceases when the construction-in-progress has reached the asset's expected usable condition. Borrowing costs incurred thereafter are recognized as expenses in the period in which they are incurred.

The capitalization amount of interest for each accounting period is determined by using the weighted average amount of accumulated expenditures incurred for the acquisition or construction of a fixed asset up to the end of the current period and the weighted average capitalization rate of the relevant borrowings. The amount of interest for each capitalization period shall not exceed the actual amount of interest incurred of the specific borrowings during that period. Exchange difference for specific borrowings denominated in foreign currency and ancillary costs incurred in connection with the arrangement of specific borrowings are capitalized in the period in which they are incurred.

Interests incurred in connection with other borrowings are recognized as expenses in the period in which they are incurred.

(13) INTANGIBLE ASSETS

Intangible assets include land use rights, goodwill and negative goodwill and are stated at cost net of accumulated amortization.

The land use rights acquired directly from the land bureau, through payment of land use fees, are initially recorded at cost. They are amortized using the straight-line method over the land use rights period of 20-70 years. Effective 1st January, 2001, when construction is taking place on land for which will eventually be utilized by the Company, then the carrying value of the land use rights is transferred into the construction-in-progress account. Land use rights acquired prior to 1st January, 2001 that have already been constructed and utilized by the Company and its subsidiaries are not reclassified.

Goodwill and negative goodwill arose from acquisitions are amortized over 10 years on a straight-line basis.

(14) LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses represent other deferred expenses with amortization period of more than one year. They are stated at cost and amortized using the straight-line method over the expected beneficial period of the asset.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(15) ASSET IMPAIRMENT

The recognition of impairment provisions against entrusted loans, receivables and loss on realization of inventories is described in the respective accounting policies. When events or changes in circumstances indicate that the carrying value of other individual assets is higher than their recoverable amounts, then test for impairment is undertaken. If the carrying amount is higher than the recoverable amount, then the excess is recognized as an impairment provision and taken into the profit and loss account.

The recoverable amount of an individual asset item is the higher of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to be derived from continuing use of an asset and from its disposal at the end of its useful life.

If there are indications that the impairment loss recognized for an asset in prior years no longer exist or have decreased, then the recoverable amount of the asset will be assessed. If the carrying value of the asset is lower than the reassessed recoverable amount, then the provision for asset impairment is reversed to the extent of impairment loss being recognized in the previous years.

(16) CONVERTIBLE NOTES

Convertible notes are stated at principal plus interest receivable.

As mentioned in Note 6(16), the convertible notes are issued at par value with redemption rights. The notes might be redeemed, at the option of the noteholders, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest. Such premium is accrued together with the interest payable on the notes from date of issuance to date of redemption. The accounting treatment of accrued interest of the convertible notes is the same as that of borrowing costs.

(17) EMPLOYEE SOCIAL SECURITY BENEFITS

The Company and its subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, organised by the local government authorities in accordance with relevant regulations. Except for the above social security benefits as disclosed, the Company and its subsidiaries have no additional material commitment to other employee welfare benefits.

According to the relevant regulations, premium and welfare benefit contributions are remitted to the social welfare authorities and are calculated based on percentages (47% to 62.5%) of the total salary of employees, subject to certain ceilings. Contributions to the plans are charged to the profit and loss account as incurred.

(18) PROFIT DISTRIBUTION

If a profit distribution plan is proposed by the Board of Directors after the balance sheet date but before the date the financial statements are authorized for issuance, statutory surplus reserve fund, statutory public welfare fund and discretionary surplus reserve fund are recognized in related equity account.

Profit distribution is transferred out of owners' equity in the period when the distribution plan is approved by the shareholders at their annual general meeting.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(19) REVENUE RECOGNITION

Revenue is recognized under the following methods:

     (a)  Operating revenue

          Operating revenue represents amounts earned for electricity generated and transmitted to the ultimate consumers through respective provincial or regional gird companies (net of Value Added Tax ("VAT")). The Company and its subsidiaries bill the respective power companies based on the actual quantity of electricity transmitted or sold to the power grid controlled and owned by the respective grid companies and recognize revenue at the end of each month.

     (b)  Interest income

          Interest income is recognized on a time proportion basis on the amounts deposited/entrusted lending and the effective yield.

     (c)  Management service income

          As mentioned in Note 8(5)(l), the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company recognized the service income as other income when service was provided in accordance with the management service agreement.

(20) LEASE

Leases of fixed assets where all the risks and rewards of ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases. Payments made under operating leases are expensed on a straight-line basis over the period of the lease.

(21) ACCOUNTING FOR INCOME TAX

The Company and its subsidiaries account for enterprise and local income taxes using the tax payable method. Tax expense is recognized based on current period taxable income and tax rates.

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(22) CONSOLIDATION OF FINANCIAL STATEMENTS

The consolidated financial statements, including the financial statements of the Company and its subsidiaries, are prepared in accordance with the Cai Kuai Zi (1995) 11 "Tentative Regulations for Consolidated Financial Statements" and relevant regulations issued by the Ministry of Finance of the PRC.

Subsidiaries are consolidated from the date on which control is obtained by the Company. Major intercompany balances, transactions and unrealized gains between the Company and its subsidiaries are eliminated upon consolidation. Minority interests in the consolidated financial statements represent the portion of the shareholders equity of the subsidiaries that are not owned by the Company.

When the accounting policies adopted by subsidiaries are not consistent with those adopted by the Company and such inconsistency created a material impact to the consolidated financial statements, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company.

4.   TAXATION

(1)  VALUE ADDED TAX

The electricity sales of the Company and its subsidiaries is subjected to Value Added Tax ("VAT"). The applicable tax rate is 17%. Input VAT from purchase of raw materials and other production materials can be netted off against output VAT from sales.

(2)  INCOME TAX

According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprise Income Tax ("EIT") and 3% of local income tax). If these enterprises are located in specified location or city, or specifically approved by the State Tax Bureau, a lower tax rate can be enjoyed. Effective from 1st January, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country. The Company applied this rule in all operating power plants after the approval of State Tax Bureau since 1st January, 1999.

Pursuant to "Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises", all power plants (except for the Dezhou Power Plant, Jining Power Plant, Changxing Power Plant, Shidongkou I Power Plant, Xindian Power Plant and Dalian Power Plant Phase II) are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

In accordance with Guo Shui Han [1994] No.381, the head office, the Shandong branch (the former headquarter of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")) and all the individual power plants make their income tax payment to local tax bureau individually.

The statutory income tax rates applicable to the head office, the Shandong branch and the operating individual power plants after the expiration of tax holiday are summarized as follow:


                                                        EIT RATE                              TAX HOLIDAY PERIOD

Head Office                                                15.0%                                            None
Dalian Power Plant (including Dalian Phase II)             18.0%                        Till 31st December, 1994
Shangan Power Plant                                        18.0%                        Till 31st December, 1996
Shangan Phase II                                           18.0%                        Till 31st December, 2003
Nantong Power Plant                                        15.0%                        Till 31st December, 1996
Nantong Phase II                                           15.0%                        Till 31st December, 2004
Fuzhou Power Plant                                         15.0%                        Till 31st December, 1995
Fuzhou Phase II                                            15.0%                        Till 31st December, 2004
Shantou Oil-Fired Plant                                    15.0%                        Till 31st December, 1994
Shantou Power Plant                                        15.0%                        Till 31st December, 2005
Shanghai Power Plant                                       16.5%                        Till 31st December, 1998
Dandong Power Plant                                        18.0%                               Not commenced yet
Nanjing Power Plant                                        15.0%                        Till 31st December, 2001
Shandong Branch                                            17.0%                                            None
Dezhou Power Plant                                         17.0%                                            None
Jining Power Plant                                         15.0%       None (Effective from 1st September, 2002)
Changxing Power Plant                                      16.5%            None (Effective from 1st July, 2002)
Shidongkou I Power Plant                                   18.0%                                            None
Xindian Power Plant*                                       18.0%                                            None
Weihai Power Company                                       33.0%                                            None
Taicang Power Company                                      33.0%                                            None
Huaiyin Power Company                                      33.0%                                            None
Yushe Power Company                                        33.0%                                            None


* The Company acquired all of the assets and liabilities of Xindian Power Plant in 2003. As such, Xindian Power Plant is entitled to preferential tax treatment applicable to Sino-foreign enterprises and it is in the process of applying to the relevant tax bureau for such preferential treatment.

The actual income tax rates applicable to the head office, the Shandong branch and the operating individual power plants, after taking the effect of tax holiday into consideration are summarized as follow:


                                       APPROVED FILE NO.                                       2003               2002

Head Office                            Guo Shui Han [1997]368                                 15.0%              15.0%
Dalian Power Plant
  (including Dalian Phase II)          Guo Shui Han [1994]381                                 18.0%              18.0%
Shangan Power Plant                    Guo Shui Han [1994]381 & Guo Shui Han [1999]604        18.0%              18.0%
Shangan Phase II                       Guo Shui Han [1994]381 & Guo Shui Han [2000]194         9.0%               9.0%
Nantong Power Plant                    Guo Shui Han [1994]381                                 15.0%              15.0%
Nantong Phase II (i)                   Su Guo Shui Han [2003]248 &
                                         Tong Guo Shui Wai Zi [2003] 1                         7.5%               7.5%
Fuzhou Power Plant                     Guo Shui Han [1994]381                                 15.0%              15.0%
Fuzhou Phase II (ii)                   Min Guo Shui Han [2003]37                               7.5%               7.5%
Shantou Oil-Fired Plant                Guo Shui Han [1994]381                                 15.0%              15.0%
Shantou Power Plant (iii)              Approved by Shantou State Tax Bureau                   10.0%               7.5%
Shanghai Power Plant                   Approved by Shanghai State Tax Bureau                  16.5%              16.5%
Dandong Power Plant (vii)              Dan Guo Shui She Wai [1999]7                              --                 --
Nanjing Power Plant                    Ning Guo Shui Wai Zi [1997]039                         15.0%              15.0%
Shandong Branch                        Guo Shui Han [2001]866                                 17.0%              17.0%
Dezhou Power Plant                     Guo Shui Han [2001]866                                 17.0%              17.0%
Jining Power Plant (iv)                Guo Shui Han [2002]1063 and
                                         Ji Guo Shui Han [2003]1                              15.0%              15.0%
Changxing Power Plant (v)              Guo Shui Han [2002]1030                                16.5%              16.5%
Shidongkou I Power Plant               Hu Guo Shui Ba Shui [2003]31                           18.0%              33.0%
Xindian Power Plant (vi)               Not applicable                                         18.0%     Not applicable
Weihai Power Company                   Not applicable                                         33.0%              33.0%
Taicang Power Company                  Not applicable                                         33.0%              33.0%
Huaiying Power Company                 Not applicable                                         33.0%              33.0%
Yushe Power Company (vi)               Not applicable                                         33.0%     Not applicable
------------------------------------------------------------------------------------------------------------------------

(i) In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Phase II is determined separately from the Nantong Power Plant. The Nantong Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004. The Nantong Phase II is currently negotiating with the Jiangsu State Tax Bureau for a refund of the overpaid income tax for the year ended 31st December, 2002.

(ii) In accordance with Min Guo Shui Han [2003] No. 37 the tax holiday of the Fuzhou Phase II is determined separately from the Fuzhou Power Plant. The Fouzhou Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January 2002 to 31st December, 2004. The Fuzhou Power Plant is currently negotiating with the Fujian State Tax Bureau for a refund of the overpaid income tax for the year ended 31st December, 2002.

(iii) In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated 16th January, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2003 to 31st December, 2005. The applicable tax rate during the extension is 10%.

(iv) Effective from 1st September, 2002, Jining Power Plant enjoyed an income tax rate of 15%.

(v) Effective from 1st July, 2002, Changxing Power Plant enjoyed an income tax rate of 16.5%.

(vi) Not applicable in 2002 as they were not subsidiaries or branches of the Company.

(vii) The tax holiday of Dandong Power Plant has not commenced yet as it has not recovered all of the accumulated deficits.


5.   SUBSIDIARIES

As at 31st December 2003, the Company had equity interests in the following subsidiaries, which are included in the consolidated financial statements:


                                                                                         TOTAL INVESTMENT    PERCENTAGE OF
                       PLACE AND DATE OF                  REGISTERED          PRINCIPAL   CONTRIBUTED BY   EQUITY INTEREST
NAME                   INCORPORATION                         CAPITAL         ACTIVITIES      THE COMPANY              HELD

Weihai Power Company   Weihai, Shandong               Rmb761,832,800   Power generation   Rmb457,103,040            60%
                         22nd November, 1993

Taicang Power Company  Suzhou Industrial Park,        Rmb682,840,000   Power generation   Rmb512,130,000            75%
                         Jiangsu
                         19th June, 1997

Huaiyin Power Company  Huaiyin, Jiangsu               Rmb265,000,000   Power generation   Rmb168,646,000         63.64%
                         26th January, 1995

Qinbei Power Company   Jiyuan, Henan                   Rmb10,000,000   Power generation   Rmb148,200,000            55%
                         12th July, 1995

Yushe Power Company    Dengyu village, Yushe           Rmb80,000,000   Power generation   Rmb48,000,000            60%
                         county, Shanxi
                         29th November, 1994
------------------------------------------------------------------------------------------------------------------------


As at 31st December, 2003, Yushe Power Company, one of the Company's subsidiaries, had 95% equity interests in Shanxi Huaneng Yushe Yuanheng Service Company ("Yuanheng Company"). As at 31st December, 2003, the registered capital of Yuanheng Company was Rmb3,000,000, and Yushe Power Company's investment in Yuanheng Company was Rmb2,850,000. The princinpal operating activities of Yuanheng Company is providing logistic services and other services to Yushe Power Company. As at 31st December, 2003, the total assets of Yuanheng Company amounted to Rmb18,276,165, and net assets amounted to Rmb2,186,689. For the period from the date when Yushe Power Company became a subsidiary of the Company to 31st December, 2003, the net profit of Yuanheng Company amounted to Rmb815,270. Since the assets, liabilities and operating result of Yuanheng Company are immaterial to the Company, it is not included in the consolidated financial statement.

6.   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  CASH AND CASH EQUIVALENTS


                                             31ST DECEMBER, 2003                        31st December, 2002
                                     ORIGINAL                                    Original
                                     CURRENCY       EXCHANGE          Rmb        currency      Exchange           Rmb
                                       AMOUNT           RATE    EQUIVALENT         amount          rate     equivalent

Cash         - RMB                                                 726,410                                     266,342
------------------------------------------------------------------------------------------------------------------------

Bank deposit - RMB                                           4,018,311,639                               3,610,632,507
             - USD                 34,328,609        8.2767    284,127,729     66,019,558        8.2773    546,463,686
             - Japanese yen     1,688,242,236        0.0773    130,438,660             --                           --
------------------------------------------------------------------------------------------------------------------------

Sub-total                                                    4,432,878,028                               4,157,096,193
------------------------------------------------------------------------------------------------------------------------

Total cash and cash equivalents                              4,433,604,438                               4,157,362,535
------------------------------------------------------------------------------------------------------------------------


The cash and cash equivalents as stated in the cash flow statement comprised the following:



                                                                                                  31st December, 2003

Cash                                                                                                    4,433,604,438
Less: Time deposit with maturity of more than 3 months                                                   (144,995,813)
      Restricted cash                                                                                    (159,960,611)
------------------------------------------------------------------------------------------------------------------------


Cash and cash equivalents as at 31st December, 2003                                                     4,128,648,014
Less: Cash and cash equivalents as at 31st December, 2002                                              (3,002,601,470)
------------------------------------------------------------------------------------------------------------------------


Net Increase in cash and cash equivalents                                                               1,126,046,544
------------------------------------------------------------------------------------------------------------------------


(2)  NOTES RECEIVABLE


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

Banking notes receivable                                                                149,940,000                 --

Commercial notes receivable                                                             297,260,000        472,750,000
------------------------------------------------------------------------------------------------------------------------

                                                                                        447,200,000        472,750,000
------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2003 and 31st December, 2002, all the notes receivable were unsecured notes receivable.


(3)  ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

     (i)  Accounts receivable


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

          Accounts receivable                                                         2,356,825,998      1,889,082,774
          --------------------------------------------------------------------------------------------------------------


          Aging of the accounts receivable was as follows:


                                                          31ST DECEMBER, 2003                   31st December, 2002
          Aging                                           AMOUNT PERCENTAGE (%)                  Amount Percentage (%)

          Within 1 year                            2,353,129,998            100           1,884,462,774            100

          1 - 2 years                                         --             --               4,620,000             --

          2 - 3 years                                  3,696,000             --                      --             --
          --------------------------------------------------------------------------------------------------------------

                                                   2,356,825,998            100           1,889,082,774            100
          ==============================================================================================================


          All accounts receivable represented receivable from the provincial or regional grid companies for the sale of electric power. Since these accounts receivable are collectible, no bad debt provision was provided by the Company and its subsidiaries.

          As at 31st December, 2003, the five largest accounts receivable of the Company and its subsidiaries amounted to Rmb1,966,974,945 (31st December, 2002: Rmb1,607,995,057), representing 83.46% of total accounts receivable (31st December, 2002: 85.12%).

     (ii) Other receivables


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

          Other receivables                                                             214,605,918        124,038,553

          Less: bad debt provision                                                      (53,885,032)       (21,443,406)
          --------------------------------------------------------------------------------------------------------------

                                                                                        160,720,886        102,595,147
          --------------------------------------------------------------------------------------------------------------


          Aging and bad debt provision for other receivables were as follow:


                                               31ST DECEMBER, 2003                        31st December, 2002
                                                 PERCENTAGE       BAD DEBT                  Percentage       Bad debt
          Aging                          AMOUNT         (%)      PROVISION          Amount         (%)       provision

          Within 1 year              88,240,614          41     (2,647,218)     51,988,624          42      (1,559,659)
          1-2 years                  18,827,094           9     (1,564,813)     28,088,594          23        (842,658)
          2-3 years                  55,952,155          26     (1,678,565)     22,129,117          18        (663,874)
          Over 3 years               51,586,055          24    (47,994,436)     21,832,218          17     (18,377,215)
          --------------------------------------------------------------------------------------------------------------

                                    214,605,918         100    (53,885,032)    124,038,553         100     (21,443,406)
          ==============================================================================================================


          Breakdown of other receivables was as follow:


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

          Prepayments for materials                                                       4,667,925         26,468,978
          Receivable from employees for sales of staff quarters                          10,272,586         10,086,707
          Social insurance funds                                                         14,680,384         14,442,688
          Petty cash                                                                     11,103,320          3,328,956
          Transmission fee refund receivable from Shandong Electric Power Corporation    19,067,120                 --
          Payment on behalf of Huai'an Huaneng Shiye Company                             21,735,192                 --
          Others                                                                        133,079,391         69,711,224
          --------------------------------------------------------------------------------------------------------------

                                                                                        214,605,918        124,038,553
          ==============================================================================================================


          As at 31st December, 2003, the five largest other receivables of the Company and its subsidiaries amounted to Rmb82,448,358 (31st December, 2002: Rmb54,172,387), representing 38.42% of total other receivables (31st December, 2002: 43.67%).

          As at 31st December, 2003 and 31st December, 2002, there were no accounts receivable and other receivables from shareholders who hold 5% or more of the equity interest in the Company.

          See Note 8 for related party transactions.

(4)  INVENTORIES


                                                              31ST DECEMBER,     31st December,
                                                                        2003               2002

Fuel (coal and oil) for power generation                         308,861,120        434,725,588
Material and spare parts                                         512,919,617        518,237,161
-------------------------------------------------------------------------------------------------

                                                                 821,780,737        952,962,749
-------------------------------------------------------------------------------------------------

Less: provision for inventory obsolescence-spare parts           (13,621,461)       (12,238,901)
-------------------------------------------------------------------------------------------------

                                                                 808,159,276        940,723,848
=================================================================================================


Movements of provision for inventory obsolescence during the year are analyzed as follows:

                                                     PROVISION FOR INVENTORY
                                                                OBSOLESCENCE

31st December, 2002                                              (12,238,901)
Current year addition                                             (2,262,847)
Current year reversal                                                880,287
------------------------------------------------------------------------------

31st December, 2003                                              (13,621,461)
==============================================================================


(5)  OTHER CURRENT ASSETS

Other current assets represented receivable from Shantou Harbor Group Company Limited for coal-port construction. On 28th January, 2003, Shantou Harbor Group Company Limited had repaid the amount to the Company.

(6)  LONG-TERM INVESTMENTS


                                                1ST JANUARY,       CURRENT YEAR        CURRENT YEAR     31ST DECEMBER,
                                                        2003          ADDITIONS            DECREASE               2003

Long-term equity investment

  Consolidated difference in value (i)           313,862,886        908,047,944         (88,648,197)     1,133,262,633
  Associates (ii)                                200,960,043      1,816,809,699          (4,830,110)     2,012,939,632
Other long-term equity investments (iii)         254,989,551                 --                  --        254,989,551
Others                                             6,364,276                 --            (521,561)         5,842,715
------------------------------------------------------------------------------------------------------------------------

                                                 776,176,756      2,724,857,643         (93,999,868)     3,407,034,531
------------------------------------------------------------------------------------------------------------------------

Less: current portion of other
  long-term investments                              (25,160)                --              25,160                 --
------------------------------------------------------------------------------------------------------------------------

Long-term equity investments                     776,151,596      2,724,857,643         (93,974,708)     3,407,034,531
------------------------------------------------------------------------------------------------------------------------

Long-term debt investments                        10,137,770                 --         (10,042,210)            95,560
Less: current portion of long-term
  debt investments                                        --            (83,060)                 --            (83,060)
------------------------------------------------------------------------------------------------------------------------

Long-term debt investments                        10,137,770            (83,060)        (10,042,210)            12,500
------------------------------------------------------------------------------------------------------------------------

Total long-term investments                      786,289,366      2,724,774,583        (104,016,918)     3,407,047,031
========================================================================================================================


As at 31st December, 2003 and 31st December, 2002, there was no indication of impairment of long-term investments of the Company and its subsidiaries and therefore no provision of impairment of long-term investments was made.

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or restriction on remittance of investment income.

     (i) Equity investment difference that resulted in consolidated difference in value

          Consolidated difference in value represents the difference between the considerations paid for the acquisitions of Taicang Power Company, Huaiyin Power Company, Qinbei Power Company and SEG and the proportionate share of the net assets of these four companies. Details are summarized as follows:


                                                            BALANCE AT      CURRENT       CURRENT                    BALANCE AT
                                 AMORTIZATION   ORIGINAL  1ST JANUARY,         YEAR          YEAR   ACCUMULATED  31ST DECEMBER,
          NAME                   PERIOD             COST          2003    ADDITIONS  AMORTIZATION  AMORTIZATION            2003

          Taicang Power Company  10 years    191,587,073  180,549,248     2,203,583   (18,938,349)   (27,772,591)    163,814,482
          Huaiyin Power Company  10 years    151,623,305  133,313,638    15,285,580   (15,162,331)   (18,186,418)    133,436,887
          Qinbei Power Company   10 years     96,461,357           --    96,461,357    (1,607,689)    (1,607,689)     94,853,668
          SEG                    10 years    794,097,424           --   794,097,424   (52,939,828)   (52,939,828)    741,157,596
          ----------------------------------------------------------------------------------------------------------------------

                                           1,233,769,159  313,862,886   908,047,944   (88,648,197)  (100,506,526)  1,133,262,633
          ======================================================================================================================

     (ii) Investment in associates


                                                                                    TOTAL INVESTMENT
                           PLACE AND DATE                          PRINCIPAL              CONTRIBUTED          PERCENTAGE OF
          NAME             OF INCORPORATION    REGISTERED CAPITAL  ACTIVITIES          BY THE COMPANY    EQUITY INTEREST HELD

          Associates:

          Rizhao Power     Rizhao, Shandong     US$150 million     Power generation   Rmb317.5 million           25.5%
            Company        20th March, 1996
          -------------------------------------------------------------------------------------------------------------------

          SEG              Shenzhen, Guangdong  Rmb955.56 million  Development,       Rmb2,390 million           25%
                           16th July, 1997                         production
                                                                   and sale of
                                                                   energy, and
                                                                   energy
                                                                   construction
                                                                   project
          -------------------------------------------------------------------------------------------------------------------


                                                                                INVESTMENT COST MOVEMENT
                                                                      1ST JANUARY,      CURRENT YEAR     31ST DECEMBER,
          NAME                       INVESTMENT PERIOD                        2003         ADDITIONS               2003


          Rizhao Power Company       20 years                          231,868,800                --       231,868,800

          SEG                        No specific terms                          --     1,595,902,576     1,595,902,576
          --------------------------------------------------------------------------------------------------------------

                                                                       231,868,800     1,595,902,576     1,827,771,376
          ==============================================================================================================

     (ii) Investment in associates (Cont'd)


                                                                  ACCUMULATED EQUITY PICK-UP MOVEMENT
                                                    1ST JANUARY,      CURRENT YEAR             OTHER    31ST DECEMBER,
          NAME                                              2003     PROFIT/(LOSS)         ADDITIONS              2003

          Rizhao Power Company                       (30,908,757)       (4,830,110)               --       (35,738,867)

          SEG                                                 --       216,659,277         4,247,846       220,907,123
          --------------------------------------------------------------------------------------------------------------

                                                     (30,908,757)      211,829,167         4,247,846       185,168,256
          ==============================================================================================================


                                                                          NET CARRYING VALUE
                                                    1ST JANUARY,                                        31ST DECEMBER,
          NAME                                              2003                                                  2003

          Rizhao Power Company                       200,960,043                                           196,129,933

          SEG                                                 --                                         1,816,809,699
          --------------------------------------------------------------------------------------------------------------

                                                     200,960,043                                         2,012,939,632
          --------------------------------------------------------------------------------------------------------------

     (iii) Other long-term equity investment

           Other long-term equity investment represents investment in China Yangtze Power Co., Limited (the "Yangtze Power"), details are as follows:


                                                                         TOTAL INVESTMENT
                                                                           CONTRIBUTED BY                PERCENTAGE OF
          NAME                    INVESTMENT PERIOD                           THE COMPANY         EQUITY INTEREST HELD

          Yangtze Power           Starting from 22nd August, 2002,         Rmb254,989,551                           3%
                                  with no specific terms
          --------------------------------------------------------------------------------------------------------------

(7)  FIXED ASSETS

The movement of cost of fixed assets and related accumulated depreciation were as follow:


                                                                   TRANSPORTATION AND
                                                ELECTRIC UTILITY         TRANSMISSION
                                     BUILDINGS  PLANT IN SERVICE           FACILITIES       OTHERS          TOTAL

COST

  1st January, 2003              2,273,032,382    54,658,543,525       741,285,113     1,267,378,625    58,940,239,645
  Reclassification*               (908,905,012)      155,042,162       (55,226,096)       92,257,319      (716,831,627)
  Additions from acquisitions      291,015,974     1,453,073,048        31,639,264       128,711,813     1,904,440,099
  Transfer from construction-
    in-progress                     23,539,769       874,482,743           699,413        39,303,641       938,025,566
  Current year additions             7,086,187        26,143,672           244,843        46,038,761        79,513,463
  Current year disposals            (5,698,146)     (298,639,644)               --      (109,239,309)     (413,577,099)
------------------------------------------------------------------------------------------------------------------------

  31st December, 2003            1,680,071,154    56,868,645,506       718,642,537     1,464,450,850    60,731,810,047
------------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION

  1st January, 2003                435,772,726    17,509,933,141       235,361,812       544,011,047    18,725,078,726
  Reclassification*               (150,456,717)     (560,338,084)      (15,322,318)        9,285,492      (716,831,627)
  Additions from acquisitions       67,957,223       430,621,762        13,456,091        13,842,777       525,877,853
  Current year depreciation         69,956,077     3,824,607,298        29,276,851       141,136,214     4,064,976,440
  Current year disposals            (2,054,447)     (188,287,489)               --       (77,836,959)     (268,178,895)
------------------------------------------------------------------------------------------------------------------------

  31st December, 2003              421,174,862    21,016,536,628       262,772,436       630,438,571    22,330,922,497
------------------------------------------------------------------------------------------------------------------------

NET BOOK VALUE

  31st December, 2003            1,258,896,292    35,852,108,878       455,870,101       834,012,279    38,400,887,550
------------------------------------------------------------------------------------------------------------------------

 1st January, 2003               1,837,259,656    37,148,610,384       505,923,301       723,367,578    40,215,160,919
------------------------------------------------------------------------------------------------------------------------


As at 31st December, 2003 and 31st December, 2002, there was no indication of impairment of fixed assets of the Company and its subsidiaries and therefore no impairment provision of fixed assets was made. No fixed assets were pledged as at 31st December, 2003.

As at 31st December, 2003, fixed assets amounted to Rmb413.81million had been fully depreciated but still in use (31st December, 2002: 83.77 million).

* Reclassification includes reclassification of Jining Power Plant's fixed assets. Because Jining Power Plant became a branch of the Company. The net book value of its fixed assets became the cost of the fixed assets.

(8)  CONSTRUCTION MATERIALS


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

Specified material & equipment                                                          165,740,734        125,182,754
Prepayment for major equipment                                                          939,069,664         49,934,300
Utility & instrument for production                                                       6,844,406                 --
------------------------------------------------------------------------------------------------------------------------

                                                                                      1,111,654,804        175,117,054
------------------------------------------------------------------------------------------------------------------------


(9)  CONSTRUCTION-IN-PROGRESS


                                                     CURRENT
                1ST JANUARY,   ADDITIONS FROM           YEAR   TRANSFER TO   31ST DECEMBER,               PERCENT OF  SOURCE OF
PROJECTS                2003     ACQUISITIONS      ADDITIONS   FIXED ASSETS           2003   BUDGET       COMPLETION  FINANCING

Yuhuan Power     2,294,815         --           262,552,871         --       264,847,686    8,529,430,000     5%      Funds
Plant project                                                                                                         borrowed
                                                                                                                      from
                                                                                                                      financial
                                                                                                                      institutions
                                                                                                                      and internal
                                                                                                                      funds

Huaiyin Power   29,357,635         --           215,847,514         --       245,205,149    2,380,000,000    22%      Funds
Plant Phase II                                                                                                        borrowed
project                                                                                                               from
                                                                                                                      financial
                                                                                                                      institutions
                                                                                                                      and
                                                                                                                      internal
                                                                                                                      funds

Taicang Power   29,418,220         --           106,385,461         --       135,803,681    4,400,000,000    13.50%   Funds
Plant Phase II                                                                                                        borrowed
project                                                                                                               from
                                                                                                                      financial
                                                                                                                      institutions
                                                                                                                      and
                                                                                                                      internal
                                                                                                                      funds

Shantou Power    2,884,812         --            57,235,357         --        60,120,169    2,260,230,000     2.66%   Funds
Plant Phase                                                                                                           borrowed
II project                                                                                                            from
                                                                                                                      financial
                                                                                                                      institutions
                                                                                                                      and
                                                                                                                      internal
                                                                                                                      funds

Jining Power   141,823,501         --           608,176,499  (750,000,000)       --           850,900,000   100%      Funds
Plant Phase                                                                                                           borrowed
III expansion                                                                                                         from
project                                                                                                               financial
                                                                                                                      institutions
                                                                                                                      and
                                                                                                                      internal
                                                                                                                      funds


                1ST JANUARY,   ADDITIONS FROM   CURRENT YEAR  TRANSFER TO   31ST DECEMBER,               PERCENT OF  SOURCE OF
PROJECTS                2003     ACQUISITIONS      ADDITIONS  FIXED ASSETS           2003   BUDGET       COMPLETION  FINANCING


Yushe Power            --       386,902,091     182,670,267   (12,827,380)   556,744,978    4,676,310,000    24%     Funds
Company                                                                                                              borrowed
Phase II                                                                                                             from
project                                                                                                              financial
                                                                                                                     institutions
                                                                                                                     and
                                                                                                                     internal
                                                                                                                     funds

Qinbei Power           --     1,252,683,768     285,567,545    (2,718,570) 1,535,532,743    2,686,250,000    60%     Funds
Company project                                                                                                      borrowed
                                                                                                                     from
                                                                                                                     financial
                                                                                                                     institutions
                                                                                                                     and
                                                                                                                     internal
                                                                                                                     funds

Other projects    304,865,520    18,811,030     141,508,841  (172,479,616)   292,705,775              --             Internal
                                                                                                                     fund
---------------------------------------------------------------------------------------------------------------------------------

                  510,644,503 1,658,396,889   1,859,944,355  (938,025,566) 3,090,960,181
=================================================================================================================================


For the year ended 31st December, 2003, the interest capitalized for construction-in-progress was Rmb21,224,053 and the capitalized rate per annum was 4.83% ( 2002: Rmb28,026,381, at 4.24% per annum).

As at 31st December, 2003 and 31st December, 2002, there was no indication of impairment of construction-in-progress of the Company and its subsidiaries. Accordingly, no provision for impairment loss was made.

(10) INTANGIBLE ASSETS

The movement of intangible assets, which comprised land-use rights, goodwill and negative goodwill, was as follow:



                                               ADDITION   CURRENT       CURRENT                     31ST      REMAINING
                             1ST JANUARY,          FROM      YEAR          YEAR   ACCUMULATED   DECEMBER,  AMORTIZATION  OBTAINED
           ORIGINAL COST            2003   ACQUISITIONS  ADDITION  AMORTIZATION  AMORTIZATION       2003         PERIOD  THROUGH


Land use
rights       759,966,621      662,762,458         --   14,853,403   (15,387,447)  (97,738,207)   662,228,414   17-65   Purchase
                                                                                                               years
Negative
goodwill  (2,472,783,635)  (1,978,226,907)        --           --   247,278,363   741,835,091 (1,730,948,544)  7       Acquisition
                                                                                                               years

Goodwill       2,778,712        2,674,976         --           --      (313,067)     (416,803)     2,361,909   7.5     Acquisition
                                                                                                               years

Others        13,469,428        6,621,977    446,417    3,790,473    (1,907,375)   (4,517,936)     8,951,492   2-18    Purchase
                                                                                                               years
--------------------------------------------------------------------------------------------------------------------------------

          (1,696,568,874)  (1,306,167,496)   446,417   18,643,876   229,670,474   639,162,145 (1,057,406,729)
================================================================================================================================


As at 31st December, 2003 and 31st December, 2002, there was no indication that the intangible assets of the Company and its subsidiaries were impaired and therefore no provision for impairment loss was made. No intangible assets of the Company and its subsidiaries were pledged as at 31st December, 2003.

(11) SHORT-TERM LOANS

                                              31ST DECEMBER,     31st December,
                                                        2003               2002

Credit loans                                   1,600,000,000        550,000,000
-------------------------------------------------------------------------------


All of the short-term loans of the Company and its subsidiaries were dominated in Rmb, with the interest rate of 4.54% to 5.05% per annum as at 31st December, 2003 (31st December, 2002: 4.78% to 5.56% per annum).

As at 31st December, 2003, short-term loans amounted to Rmb1,130 million was borrowed from China Huaneng Finance Company ("Huaneng Finance"), with the interest rate of 4.78% to 5.05% per annum. (31st December, 2002: Rmb200 million, with interest rate of 5.56% per annum); Short-term loans amounted to Rmb130 million was borrowed from Henan Construction Investment Company ("Henan Investment"), with the interest rate of 4.78% (31st December, 2002: nil).

(12) ACCOUNTS PAYABLE

Accounts payable was mainly the amounts due to coal suppliers. As at 31st December, 2003 and 31st December, 2002, there was no accounts payable that were due to the shareholders who were holding 5% or more of the equity interest in the Company, and there was no accounts payable aged over three years.

See Note 8 for related party transactions.

(13) TAXES PAYABLE

Taxes payable comprised:

                                            31ST DECEMBER,     31st December,
                                                      2003               2002

Income tax payable                             472,850,018        311,436,416
VAT payable                                    415,147,473        291,456,338
Others                                          29,365,201         17,296,146
-------------------------------------------------------------------------------

                                               917,362,692        620,188,900
===============================================================================


(14) OTHER PAYABLES

Other payables comprised:

                                            31ST DECEMBER,     31st December,
                                                      2003               2002

Payable to contractors                         572,459,421      1,333,447,550
Other payable to contractors                   207,257,299        140,328,419
Payable to HIPDC                                87,507,580        100,475,344
Technical service fee payable                           --         28,124,210
Project saving bonus                            26,541,527         62,110,406
Payable of housing maintenance fund             66,807,932         47,488,793
Others                                         710,367,858        568,439,463
-------------------------------------------------------------------------------

                                             1,670,941,617      2,280,414,185
===============================================================================

As at 31st December, 2003, there was no other payable that were due to the shareholders who were holding 5% or more of the equity interest in the Company, except for the payable to HIPDC amounted to Rmb87,507,580 as mentioned in Note 8(7) (31st December, 2002: Rmb100,475,344), and there was no other payable aged over three years.

See Note 8 for related party transactions.

(15) LONG-TERM LOANS

Long-term loans comprised (all were credit loans unless otherwise stated):


                                                                       31ST DECEMBER,     31st December,
                                                                                 2003               2002

Long-term loans from shareholders                      (i)                388,875,071        777,782,754
Long-term bank loans                                  (ii)             10,714,560,499     10,393,252,361
Other long-term loans                                 (iii)             1,091,669,808        427,402,311
----------------------------------------------------------------------------------------------------------

                                                                       12,195,105,378     11,598,437,426
Less: current portion of long-term loans                               (3,041,501,169)    (2,413,636,557)
----------------------------------------------------------------------------------------------------------

                                                                        9,153,604,209      9,184,800,869
==========================================================================================================


     (i)  Long-term loans from shareholders

          Long-term loans from shareholders were all foreign bank loans on-lent by HIPDC, which would mature within on year.


                                                                                     31ST
                                                                            DECEMBER,2003
                                                                 ORIGINAL        EXCHANGE              Rmb
                                                   CURRENCY      CURRENCY            RATE       EQUIVALENT

          Current portion of long-term loans:
          Foreign currency bank loans
            on-lent by HIPDC                         US$        46,984,314          8.2767      388,875,071
          -------------------------------------------------------------------------------------------------

          As at 31st December, 2003, detailed information of the long-term loans from shareholders was as follow:


                                                     31ST DECEMBER,                                  ANNUAL
          LENDER                                               2003        LOAN PERIOD        INTEREST RATE

          Bank loans on-lent by HIPDC
          Bank of China                                 388,875,071         1997 -2004          LIBOR+0.9%
          ---------------------------------------------------------------------------------------------------


          The foreign currency bank loans bore interest at the prevailing lending rates (both fixed and floating), prescribed by the loan contracts, which ranged from 3.62% to 4.01% per annum for the year ended 31st December, 2003 (2002: 4.01% to 7.40%). These loans are repayable in accordance with the repayment schedules set by the banks.

          The foreign-currency bank loans were previously borrowed by HIPDC for financing the construction of power plants. Upon the restructuring of the Company in 1994 or on the acquisition of the relevant power plants from HIPDC, all these outstanding long-term bank loans were restructured. HIPDC continued to borrow the loans from the banks and then on-lent to the Company as shareholders loans. The existing terms of the loans including interest rates and repayment schedules remained intact after the restructuring.

     (ii) Long-term bank loans

          Long-term bank loans (including current portion) comprised:


                                                              31ST DECEMBER,
                                                                        2003

          Renminbi bank loans                                  4,064,499,370
          United States dollar bank loans                      6,650,061,129
          ---------------------------------------------------------------------

                                                              10,714,560,499
          ---------------------------------------------------------------------

          Less: current portion of long-term bank loans       (2,409,240,130)
          ---------------------------------------------------------------------

                                                               8,305,320,369
          =====================================================================

     (ii) Long-term bank loans (Cont'd)

          As at 31st December, 2003, detailed information of the long-term bank loans was as follows:


                                                                     INTEREST
                                       31ST DECEMBER,                RATE         CURRENT
          LENDERS                               2003    LOAN PERIOD  PER ANNUM    PORTION      TERMS

          Renminbi bank loans            480,000,000    1998-2004       5.76%   480,000,000    Guaranteed by the
            China Construction                                                                 Company and Weihai Power
            Bank-Weihai branch                                                                 Development Bureau("OWPDB")

            China Construction
            Bank-Weihai branch*           30,000,000    1999-2005       5.76%           --     Guaranteed by the Company

            China Construction
            Bank-Weihai branch*          100,000,000    1999-2007       5.76%           --     Guaranteed by the WPDB

            Bank of China**              276,000,000    1999-2009       5.76%           --     Guaranteed by the Company

            Bank of China-
            Taicang branch*              664,000,000    1999-2014       5.76%           --     Guaranteed by the Company

            Bank of China-
            Suzhou branch**               98,000,000    1999-2009       5.76%           --     Guaranteed by the Company

            China Construction
            Bank-Huaian                   10,000,000    1994-2004       5.76%    10,000,000    Guaranteed by the Company

               Yangzhuang sub branch

            China Construction
            Bank-Huaian                   10,000,000    1994-2004       5.76%    10,000,000    Guaranteed by Jiangsu Huaian
                                                                                               Investment Company
               Yangzhuang sub branch

            China Commercial Bank-
            Nanjing branch*              100,000,000    2003-2006       4.94%            --    Nil

            China Development Bank
            Jiangsu branch*              300,000,000    2003-2008       5.02%            --    Nil

            China Construction Bank
            -Jiyuan sub branch*          905,000,000    2003-2019       5.18%            --    Guaranteed by the Company

            China Construction
            Bank-Linzi sub branch*        50,000,000    2000-2009       6.21%            --    Guaranteed by the Company

            China Construction Bank
            -Linzi sub branch*           250,000,000    2001-2009       6.21%            --    Guaranteed by the Company

            China Construction
            Bank-Linzi sub branch*        80,000,000    2002-2005       5.94%            --    Guaranteed by the Company

            China Construction
            Bank-Linzi sub branch        120,000,000    2001-2004       5.94%   120,000,000    Guaranteed by the Company

            China Construction Bank
            -Yushe sub branch*             5,500,000    1994-2006       5.76%            --    Nil

            China Construction Bank
            -Yushe sub branch            119,700,000    1991-2005       5.76%    32,000,000    Nil

            China Construction Bank
            -Yushe sub branch             13,430,000    1995-2004       5.76%    13,430,000    Guaranteed by the Company

            Bank of China-
            Jinzhong branch*             340,000,000    2003-2019       5.18%            --    Nil

            China Construction Bank
            -Yushe sub branch*            30,000,000    2002-2005       4.94%            --    Guaranteed by the Company

            China Construction Bank-
            Yushe sub branch              13,000,000    2001-2004       5.49%    13,000,000    Guaranteed by the Company

            China Construction Bank
            -Yushe sub branch             49,869,370    Not fixed       4.78%    49,869,370    Nil

            China Construction Bank
            -Yushe sub branch             10,000,000    1994-2004       5.76%    10,000,000    Guaranteed by the Company

            China Construction Bank
            -Yushe sub branch             10,000,000    1995-2004       5.76%    10,000,000    Nil
          --------------------------------------------------------------------------------------------------------------

          Sub-total of Renminbi
          bank loans                   4,064,499,370                            748,299,370
          ==============================================================================================================

     (ii) Long-term bank loans (Cont'd)


                                                                     INTEREST
                                       31ST DECEMBER,                RATE         CURRENT
          LENDERS                               2003    LOAN PERIOD  PER ANNUM    PORTION      TERMS


          United States dollar
          bank loans

            Bank of China                719,029,656     2002-2004  LIBOR+0.6%   719,029,656     Nil

            Bank of China                103,458,750     2002-2004  LIBOR+0.6%   103,458,750     Nil

            Bank of Communication          7,536,645     2000-2005  LIBOR+1.1%     3,808,800     Nil

            Bank of China-
            Taicang branch*               76,183,384     1999-2006  Interest      24,867,000     Guaranteed by the Company
                                                                    rate of
                                                                    foreign
                                                                    currency loan
                                                                    prescribed by
                                                                    Bank of
                                                                    China-0.5%
          --------------------------------------------------------------------------------------------------------------

                                         906,208,435                             851,164,206
          --------------------------------------------------------------------------------------------------------------


          On-lent loans by
          Bank of China

            American I&E Bank          1,203,707,516    1997-2011       6.54%   145,231,780    Guaranteed by HIPDC

            American I&E Bank          1,026,672,698    1995-2011       5.95%   128,334,081    Guaranteed by HIPDC

            American I&E Bank          1,186,168,372    1997-2011       5.95%   148,271,131    Guaranteed by HIPDC

            American I&E Bank            295,904,293    1997-2012       6.60%    32,878,255    Guaranteed by HIPDC

            KFW Bank                     765,822,240    1996-2012       6.60%    90,098,087    Guaranteed by HIPDC

            Japan Fuji Bank              169,672,354    1996-2004       LIBOR   169,672,354    Guaranteed by HIPDC
                                                                        +0.38%

          On-lent loans by China
          Construction Bank

            KFW Bank                     493,658,339    1999-2015       6.36%    42,871,766    Guaranteed by Huaneng Group

            Citibank***                  602,246,882    1999-2015       LIBOR+   52,419,100    Guaranteed by Huaneng Group
                                                                        0.075%
          --------------------------------------------------------------------------------------------------------------

                                       5,743,852,694                            809,776,554
          --------------------------------------------------------------------------------------------------------------

          Sub-total of US$ bank loans  6,650,061,129                          1,660,940,760
          --------------------------------------------------------------------------------------------------------------

          Total                       10,714,560,499                          2,409,240,130
          ==============================================================================================================

          * As at 31st December, 2003, these loans were not repayable within one year and therefore there was no current portion.

          ** In accordance with repayment schedules, there was no repayable in 2004, and therefore there was no current portion.

          *** The interest rate of the loan from Citibank was LIBOR prior to the last drawdown date and LIBOR plus 0.075% thereafter. The last drawdown date was 20th July, 2003 or the date of loan cancellation, whichever earlier.

    (iii) Other long-term loans

                                                                                              31ST DECEMBER,
                                                                                                        2003

          Other long-term loans                                                                1,091,669,808
          Less: current portion of other long-term loans                                        (243,385,968)
          -----------------------------------------------------------------------------------------------------

                                                                                                 848,283,840
          =====================================================================================================

     (iii) Other long-term loans (Cont'd)

           As at 31st December, 2003, other long-term loans comprised of:


                                         31ST DECEMBER,    LOAN                ANNUAL     CURRENT
          LENDER                                   2003    PERIOD       INTEREST RATE     PORTION    TERMS

          Renminbi loans

            WPDB                            106,388,822   1994-2004          5.76%    106,388,822    Nil

            Huaneng Finance                 225,000,000   2002-2005          5.64%             --    Nil

            Huaneng Finance                 350,000,000   2003-2006          4.94%             --    Nil

            Jiangsu International Trust      31,505,374   1997-2003          5.76%     31,505,374    Nil
              and Investment Company*

            Jiangsu Huaian Investment
              Company*                        8,980,253   1997-2003          5.76%      8,980,253    Nil

            Jiangsu Electric Power           19,467,860   1999-2003          5.76%     19,467,860    Nil
              Development Company Limited
              ("Jiangsu Electric Power")*

            Huaneng Finance                  35,000,000   2001-2004          5.22%     35,000,000    Guaranteed by
                                                                                                     the Company
          -----------------------------------------------------------------------------------------------------------

          Subtotal of RMB loans             776,342,309                               201,342,309
          -----------------------------------------------------------------------------------------------------------

          US$ loan:
            On-lent foreign loans of        177,357,857   1996-2011    LIBOR+0.43%     23,647,707    US$15 million
              Ministry of Finance                                                                    of the loan
                                                                                                     were guaranteed
                                                                                                     by Hua Zhong
                                                                                                     Power Group
                                                                                                     Finance Company
                                                                                                     ("Hua Zhong
                                                                                                     Power")

          Japanese yen loan:
            On-lent foreign loans of        137,969,642   1996-2011     LIBOR+0.3%     18,395,952    RMB34,492,441
              Ministry of Finance                                                                    of the loan were
                                                                                                     guaranteed by
                                                                                                     Henan Investment
          ------------------------------------------------------------------------------------------------------------

          Subtotal of foreign loans         315,327,499                                42,043,659
          ------------------------------------------------------------------------------------------------------------

          Total                           1,091,669,808                               243,385,968
          ============================================================================================================


          * Pursuant to the related loan contracts, these loans were matured in 2003. However, Huaiyin Power Company had reached an agreement with the lenders that the loans will be repaid in 2004.

(16) CONVERTIBLE NOTES

Details of convertible notes comprised:


                         1ST JANUARY,      CURRENT YEAR      INTEREST      INTEREST    31ST DECEMBER,
                                 2003        CONVERSION       ACCRUAL       PAYMENT              2003
-------------------------------------------------------------------------------------------------------

Convertible notes         166,497,890      (165,548,000)       10,260        (8,329)          951,821
-------------------------------------------------------------------------------------------------------


In May 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million (Rmb1.904 billion) at 1.75% per annum due in 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange.

On 21st May, 2002, notes amounted to US$209,685,000 were redeemed by the noteholders. The accrued put premium and interests in connection of the unredeemed portion were charged to the profit and loss account in 2002.

The noteholders converted the convertible notes with principal amount of US$200,000 to 6,849 ADSs (equivalent to 273,960 Overseas Listed Foreign Shares) in 2002. During the year ended 31st December, 2003, the notedholders converted the convertible notes with principal amount of US$20 million to 684,931 ADSs (equivalent to 27,397,240 Overseas Listed Foreign Shares).

As at 31st December, 2003, the Company has convertible notes with principal amount of US$115,000 which have not been redeemed or converted into ADSs.

(17) SHARE CAPITAL


                                                      1ST JANUARY,       CURRENT YEAR     31ST DECEMBER,
                                                              2003           ADDITION               2003

Unlisted shares
  Promoters shares                                   4,250,000,000                 --      4,250,000,000
  Including: Domestic legal person shares            4,250,000,000                 --      4,250,000,000
-----------------------------------------------------------------------------------------------------------

  Sub-total of unlisted shares                       4,250,000,000                 --      4,250,000,000
-----------------------------------------------------------------------------------------------------------

Listed shares
  Domestic shares listed in the PRC                    250,000,000                 --        250,000,000
  Overseas listed shares                             1,500,273,960         27,397,240      1,527,671,200
-----------------------------------------------------------------------------------------------------------

  Sub-total of listed shares                         1,750,273,960         27,397,240      1,777,671,200
-----------------------------------------------------------------------------------------------------------

Total shares                                         6,000,273,960         27,397,240      6,027,671,200
===========================================================================================================

As mentioned in Note 6(16), the increase of share capital is due to exercise of conversion rights by noteholders with principal amount of US$20,000,000 into 684,931 ADSs (equivalent to 27,397,240 overseas listed foreign shares) during the year ended 31st December, 2003.

(18) CAPITAL SURPLUS

Movement of capital surplus was as follow:


                                                       1ST JANUARY,       CURRENT YEAR     31ST DECEMBER,
                                                               2003           ADDITION               2003

Share premium*                                       10,260,830,755        138,150,760     10,398,981,515
Equity investment provision                                      --          4,247,846          4,247,846
------------------------------------------------------------------------------------------------------------

                                                     10,260,830,755        142,398,606     10,403,229,361
============================================================================================================


* The increase of capital surplus is mainly due to the exercise of conversion rights by noteholders with principal amount of US$20,000,000 into 684,931 ADSs at a premium during the year ended 31st December, 2003 (Note 6(16)).

(19) SURPLUS RESERVES


                                                                              DISCRETIONARY
                                    STATUTORY CAPITAL   STATUTORY PUBLIC           RESERVE
                                         SURPLUS FUND       WELFARE FUND       SURPLUS FUND               TOTAL

1st January, 2003                       2,350,750,442      1,053,519,606         15,398,194       3,419,668,242
Addition in current year                  545,714,255        409,285,691          2,104,498         957,104,444
Deduction in current year                          --         (2,104,498)                --          (2,104,498)
------------------------------------------------------------------------------------------------------------------

31st December, 2003                     2,896,464,697      1,460,700,799         17,502,692       4,374,668,188
==================================================================================================================


According to the Company Law of the PRC and the Company's articles of association, the Company appropriates 10% of each year's net profit to the statutory surplus reserve fund until the fund balance reaches 50% of the registered share capital. After obtaining the approval from the relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for setting off against losses incurred, any other usage may not result in this reserve balance falling below 25% of the registered share capital. Pursuant to the decision of the Board of Directors, the Company appropriated 10% of the profit after taxation to the statutory capital surplus fund amounted to Rmb545,714,255 in 2003 (2002:Rmb408,235,059).

Each year, the Company appropriates 5% to 10% of net profits to the statutory public welfare fund. The use of this reserve is restricted to the provision of employees' collective welfare benefits. The statutory public welfare fund is not available for distribution to shareholders. When utilizing the statutory public welfare fund, the amount is transferred from this account to the discretionary surplus reserve funds account. Any amounts utilized are capitalized in the Company's balance sheet or expensed in the Company's profit and loss. For the year ended 31st December, 2002, 7.5% of net profit was provided for as statutory public welfare fund amounted to Rmb409,285,691 (2002:
7.5%, amounted to Rmb306,176,294).

The Board of Directors, after obtaining approval from the shareholders, has the discretion to provide for discretionary surplus reserve fund. This reserve can be used to make up any losses incurred or to increase the share capital after approval is obtained from the Board of Directors. For the year ended 31st December, 2003, no discretionary surplus reserve fund is provided (2002: nil).

(20) UNAPPROPRIATED PROFIT


                                                                                            FOR THE            For the
                                                                                         YEAR ENDED         year ended
                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

Unappropriated profit brought forward                                                 9,488,703,911      8,160,857,821

Add: Retroactive adjustments-cash dividends approved by the
      general meeting of the shareholders subsequent to the
          balance sheet date (Note 2)*                                                2,040,093,146      1,800,000,000
------------------------------------------------------------------------------------------------------------------------

Adjusted unappropriated profit brought forward                                       11,528,797,057      9,960,857,821
Add: Net profit of the year                                                           5,457,142,551      4,082,350,589
Less: Appropriation of statutory surplus reserve fund                                  (545,714,255)      (408,235,059)
      Appropriation of statutory public welfare fund                                   (409,285,691)      (306,176,294)
      Dividends payable to ordinary shareholders-cash dividend of
        prior year approved by the general meeting of the shareholders *             (2,049,408,208)    (1,800,000,000)
------------------------------------------------------------------------------------------------------------------------

Unappropriated profit carried forward                                                13,981,531,454     11,528,797,057
========================================================================================================================


* As at 12th March, 2003, the Board of Directors proposed a dividend of Rmb0.34 per ordinary share for the year ended 31st December, 2002. As the outstanding ordinary shares of the company was 6,000,273,960 as at 12th March, 2003, the Company recorded dividends payable amounted to Rmb2,040,093,146 in the financial statements of 2002. On 24th April, 2003, the noteholders converted the convertible notes with principal amount of US$20,000,000 to 684,931 ADSs (equivalent to 27,397,240.
      Overseas Listed Foreign Shares), resulted in the increase of ordinary shares from 6,000,273,960 to 6,027,671,200. As at 28th May, 2003, the
      shareholders approved the declaration of above dividends in the annual general meeting. As there were 6,027,671,200 shares outstanding on that date, the total dividends payable amounted to Rmb2,049,408,208.

As mentioned in Note 2, effective 1 July 2003, the Company has adopted the revised "Accounting Standards for Business Enterprise - Events Occurring After the Balance Sheet Date". If a profit distribution plan is proposed by the Board of Directors after the balance sheet date but before the date the financial statements are authorized for issuance, cash dividends are recognized as a liability in the period in which a profit distribution plan is approved by the general meeting of the shareholders. The retroactive adjustments of the accounting changes were required upon the adoption of this standard and resulted in an increase of unappropriated profit amounted to Rmb2,040,093,146 as at 31st December, 2002 and Rmb1,800,000,000 as at 31st December, 2001.

Pursuant to the resolution of the Board of Directors on 16th March, 2004, on the basis of 6,027,671,200 ordinary shares outstanding as at 31st December, 2003, the directors proposed a cash dividend of Rmb5.0 (inclusive tax) and 5 bonus shares for every 10 existing ordinary shares. In addition, on the basis of 6,027,671,200 ordinary shares outstanding as at 31st December, 2003, the Board of Directors proposed to convert part of the capital surplus and statutory surplus reserve fund into the share capital by issuing new shares to its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (3 of which from capital surplus and 2 of which from statutory surplus reserve fund). This proposal is subjected to the approval of the shareholders at the annual general meeting. Proposed dividends plan had not been reflected in the financial statements. Once the distribution plan is approved by the general meeting of the shareholders, the dividend distribution will be accounted for in the financial statements for the year ended 31st December, 2004.

The maximum amount available for distribution to the shareholders is the lowest of the amount (i.e. net profit in current year plus undistributed profit brought forward from the beginning of the year, deducting the appropriations to the statutory surplus reserve fund and the statutory public welfare fund) determined under the PRC accounting standards, the amount determined under the International Financial Reporting Standards (" IFRS") and generally accepted accounting principles in the United States of America ("US GAAP").

(21) REVENUES FROM PRINCIPAL OPERATIONS AND COSTS OF PRINCIPAL OPERATIONS


                                      FOR THE YEAR ENDED                     For the year ended
                                      31ST DECEMBER, 2003                    31st December, 2002
                               REVENUES FROM           COSTS OF      Revenues from            Costs of
                                   PRINCIPAL          PRINCIPAL          principal           principal
                                  OPERATIONS         OPERATIONS         operations          operations

Sales of electric power       23,479,646,958     15,690,199,491     18,725,340,857      12,528,622,594
---------------------------------------------------------------------------------------------------------


The Company and its subsidiaries have contractual arrangements for the sale of electric power with the provincial or regional grid companies.

For the year ended 31st December, 2003 and 2002, the revenue from the five largest customers of the Company and its subsidiaries amounted to Rmb18,115,304,793 and Rmb14,948,671,962, representing 77.15% and 79.83% of the total revenue, respectively.

(22) FINANCIAL EXPENSES


                                                   FOR THE            For the
                                                 YEAR ENDED         year ended
                                             31ST DECEMBER,     31st December,
                                                       2003               2002

Interest expenses                               584,499,789        614,329,847
Less: Interest income                           (53,044,361)       (83,014,926)
Exchange losses                                     630,164          2,893,186
Less: Exchange gain                                (154,820)           (66,116)
Others                                           27,705,695         28,577,824

--------------------------------------------------------------------------------

                                                559,636,467        562,719,815
================================================================================

(23) INVESTMENT INCOME (LOSSES)


                                                             FOR THE            For the
                                                          YEAR ENDED         year ended
                                                      31ST DECEMBER,     31st December,
                                                                2003               2002

Investment income on bonds                                   906,302          1,327,073
Investment income on other debt investments                9,213,072            421,285
Share of profit(loss) of associates for the year         211,829,167        (10,137,288)
Investment income on other equity investment                 585,342                 --
Amortization of equity investment differences            (88,648,197)       (37,750,053)
-----------------------------------------------------------------------------------------

                                                         133,885,686        (46,138,983)
=========================================================================================



There was no material restriction on the Company and its subsidiaries to obtain the remittance of investment income.

(24) NON-OPERATING EXPENSES


                                                             FOR THE            For the
                                                          YEAR ENDED         year ended
                                                      31ST DECEMBER,     31st December,
                                                                2003               2002

Loss on disposal of fixed assets                         139,033,651         31,000,935
Housing benefits to the employees                                 --         17,856,026
Donations                                                  4,859,649          4,469,616
Others                                                     9,899,511         24,687,946
-----------------------------------------------------------------------------------------

                                                         153,792,811         78,014,523
=========================================================================================

(25) CASH PAID FOR ACQUISITION OF SUBSIDIARIES AND CONDENSED INCOME STATEMENTS OF ACQUIRED SUBSIDIARIES FROM ACQUISITION DATE TO THE YEAR ENDED 31ST DECEMBER, 2003

As mentioned in Note 1, on 27th October, 2003 the Company entered into an agreement with Huaneng Group, pursuant to which the Company acquired from Huaneng Group 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all the assets and liabilities of Xindian Power Plant. At the acquisition date, the assets, liabilities and acquisition costs comprised:


Current assets                                                                                             486,477,407
Fixed assets                                                                                             3,196,602,135
Intangible assets                                                                                              446,417
Other long-term assets                                                                                      13,262,433
Current liabilities                                                                                     (1,411,789,489)
Long-term loans                                                                                         (1,706,103,649)
------------------------------------------------------------------------------------------------------------------------

Net assets                                                                                                 578,895,254
Acquired equity interest portion                                                                              55%-100%
------------------------------------------------------------------------------------------------------------------------

Net assets acquired                                                                                        453,538,643
Add: Equity investment difference                                                                           96,461,357
------------------------------------------------------------------------------------------------------------------------

Total of consideration for acquisition                                                                     550,000,000
Less: Cash inflow relating to acquisition of 3 power plant                                                (215,584,684)
------------------------------------------------------------------------------------------------------------------------

Cash outflow relating to acquisition of 3 power plant in 2003                                              334,415,316
------------------------------------------------------------------------------------------------------------------------

The condensed income statements of above three power plants from acquisition date to the end of year 2003 were as follows:

Revenues from principal operations                                                                         205,460,863
Costs of principal operations                                                                             (136,645,022)
------------------------------------------------------------------------------------------------------------------------

Profit from principal operations                                                                            68,815,841
------------------------------------------------------------------------------------------------------------------------

Profit before taxation                                                                                      47,828,366
Income tax                                                                                                 (10,041,131)
------------------------------------------------------------------------------------------------------------------------

Net profit                                                                                                  37,787,235
------------------------------------------------------------------------------------------------------------------------


(26) OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

Cash paid for repair and maintenance expenses                                                              813,176,376
Service fee paid to HIPDC                                                                                  126,956,210
Payment of balance due to HIPDC                                                                             12,967,764
Others                                                                                                   1,290,437,703
------------------------------------------------------------------------------------------------------------------------

                                                                                                         2,243,538,053
========================================================================================================================

7.   NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1)  ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

     (i)  Accounts receivable


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

          Accounts receivable                                                         2,005,023,640      1,545,294,232
          --------------------------------------------------------------------------------------------------------------


          Aging of the accounts receivable was as follow:

                                                       31ST DECEMBER, 2003                    31st December, 2002
          AGING                                      AMOUNT         PERCENTAGE             Amount         Percentage
                                                                           (%)                                    (%)

          Within 1 year                       2,001,327,640                100      1,540,674,232                 100
          1-2 years                                      --                 --          4,620,000                  --
          2-3 years                               3,696,000                 --                 --                  --
          --------------------------------------------------------------------------------------------------------------

                                              2,005,023,640                100      1,545,294,232                 100
          ==============================================================================================================


          All accounts receivable represented receivable from the provincial or regional grid companies for the sale of electric power. Since these accounts receivable are collectible, no bad debt provision was provided by the Company.

          As at 31st December, 2003, the five largest accounts receivable of the Company amounted to Rmb1,636,534,781 (31st December, 2002:
          Rmb1,264,206,514), representing 81.62% of total accounts receivable (31st December, 2002: 81.81%).

     (ii) Other receivables


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

          Other receivables                                                             116,142,277        102,299,280
          Less: bad debt provision                                                      (28,652,566)       (21,104,202)
          --------------------------------------------------------------------------------------------------------------


                                                                                         87,489,711         81,195,078
          --------------------------------------------------------------------------------------------------------------


          Aging and bad debt provision for other receivables were as follow:

                                               31ST DECEMBER, 2003                        31st December, 2002
                                                                  BAD DEBT                                    Bad debt
          AGING                        AMOUNT     PERCENTAGE     PROVISION         Amount    Percentage      provision
                                                         (%)                                        (%)

          Within 1 year            65,168,643             56    (1,955,059)    43,906,321            43     (1,317,190)
          1-2 years                 7,931,460              7      (237,944)    27,725,976            27       (831,779)
          2-3 years                 9,896,662              8      (296,900)     9,122,225             9       (273,667)
          Over 3 years             33,145,512             29   (26,162,663)    21,544,758            21    (18,681,566)
          --------------------------------------------------------------------------------------------------------------

                                  116,142,277            100   (28,652,566)   102,299,280           100    (21,104,202)
          ==============================================================================================================


          Breakdown of other receivables was as follows:


                                                                                     31ST DECEMBER,     31st December,
                                                                                               2003               2002

          Prepayments for materials                                                       3,313,689         24,534,432
          Receivables from employees for sales of staff quarters                         10,272,586          9,744,849
          Petty cash                                                                      8,566,762          2,431,802
          Transmission fee refund receivable from Shandong Electric Power Corporation    19,067,120                 --
          Others                                                                         74,922,120         65,588,197
          --------------------------------------------------------------------------------------------------------------

                                                                                        116,142,277        102,299,280
          ==============================================================================================================


          As at 31st December, 2003, the five largest other receivables of the Company amounted to Rmb57,070,487 (31st December, 2002:
          Rmb45,783,552), representing 49.14% of total other receivables (31st December, 2002: 44.75%).

          As at 31st December, 2003 and 31st December, 2002, there were no accounts receivable and other receivables from shareholders who hold 5% or more of the equity interest in the Company.

          See Note 8 for related party transactions.

(2)  LONG-TERM EQUITY INVESTMENTS


                                                1ST JANUARY,       CURRENT YEAR        CURRENT YEAR     31ST DECEMBER,
                                                        2003          ADDITIONS          DEDUCTIONS               2003

Long-term equity investments
  Subsidiaries (i)                             1,548,297,672        735,058,468        (217,915,233)     2,065,440,907
  Associates (ii)                                200,960,043      1,816,809,699          (4,830,110)     2,012,939,632
  Equity investment difference*                  313,862,886        908,047,944         (88,648,197)     1,133,262,633
  Other long-term equity investment              254,989,551                 --                  --        254,989,551
Others *                                           6,364,278                 --            (521,561)         5,842,717
------------------------------------------------------------------------------------------------------------------------

                                               2,324,474,430      3,459,916,111        (311,915,101)     5,472,475,440
------------------------------------------------------------------------------------------------------------------------

Less: current portion of other
      long-term equity investments                   (25,160)                --              25,160                 --
------------------------------------------------------------------------------------------------------------------------

                                               2,324,449,270      3,459,916,111        (311,889,941)     5,472,475,440
========================================================================================================================


* Please refer to Note 6(6) for details.

     (i) Long-term equity investments in subsidiaries

                                                                                 INVESTMENT COST MOVEMENT
                                          INVESTMENT               1ST JANUARY,       CURRENT YEAR     31ST DECEMBER,
          NAME                            PERIOD                           2003          ADDITIONS               2003

          Weihai Power Company            No specific terms         474,038,793                 --        474,038,793
          Taicang Power Company           No specific terms         469,706,560         37,500,000        507,206,560
          Huaiyin Power Company           No specific terms         341,176,226         76,368,000        417,544,226
          Yushe Power Company             No specific terms                  --        134,085,896        134,085,896
          Qinbei Power Company            50 years                           --         84,055,599         84,055,599
          --------------------------------------------------------------------------------------------------------------

                                                                  1,284,921,579        332,009,495      1,616,931,074
          ==============================================================================================================

     (i) Long-term equity investments in subsidiaries (Cont'd)


                                                                   ACCUMULATED EQUITY PICK-UP MOVEMENT
                                                1ST JANUARY,      CURRENT YEAR               INCOME      31ST DECEMBER,
          NAME                                          2003      PROFIT/(LOSS)       APPROPRIATION               2003

          Weihai Power Company                   167,986,263        146,768,214        (134,354,145)       180,400,332
          Taicang Power Company                   79,999,084        181,999,742         (33,053,751)       228,945,075
          Huaiyin Power Company                   15,390,746         70,485,291         (49,925,580)        35,950,457
          Yushe Power Company                             --          3,795,726                  --          3,795,726
          Qinbei Power Company                            --           (581,757)                 --           (581,757)
          --------------------------------------------------------------------------------------------------------------

                                                 263,376,093        402,467,216        (217,333,476)       448,509,833
          --------------------------------------------------------------------------------------------------------------


                                                                           NET CARRYING AMOUNT
                                                1ST JANUARY,                                            31ST DECEMBER,
          NAME                                          2003                                                      2003

          Weihai Power Company                   642,025,056                                               654,439,125
          Taicang Power Company                  549,705,644                                               736,151,635
          Huaiyin Power Company                  356,566,972                                               453,494,683
          Yushe Power Company                             --                                               137,881,622
          Qinbei Power Company                            --                                                83,473,842
          --------------------------------------------------------------------------------------------------------------

                                               1,548,297,672                                             2,065,440,907
          ==============================================================================================================


          There was no significant difference in accounting policies used by the subsidiaries and the Company. There was no significant restriction on the realizability of the investments or the remittance of investment income.

     (ii) Long-term equity investments in associates


                                                                                 INVESTMENT COST MOVEMENT
                                          INVESTMENT               1ST JANUARY,       CURRENT YEAR      31ST DECEMBER,
          NAME                            PERIOD                           2003          ADDITIONS                2003

          Rizhao Power Company            20 years                  231,868,800                 --         231,868,800
          SEG                             No specific terms                  --      1,595,902,576       1,595,902,576
          --------------------------------------------------------------------------------------------------------------

                                                                    231,868,800      1,595,902,576       1,827,771,376
          ==============================================================================================================



                                                                     ACCUMULATED EQUITY PICK-UP MOVEMENT
                                                1ST JANUARY,       CURRENT YEAR               OTHER      31ST DECEMBER,
          NAME                                          2003      PROFIT/(LOSS)           ADDITIONS               2003

          Rizhao Power Company                   (30,908,757)        (4,830,110)                 --        (35,738,867)
          SEG                                             --        216,659,277           4,247,846        220,907,123
          --------------------------------------------------------------------------------------------------------------

                                                 (30,908,757)       211,829,167           4,247,846        185,168,256
          ==============================================================================================================


                                                                           NET CARRYING AMOUNT
                                                1ST JANUARY,                                            31ST DECEMBER,
          NAME                                          2003                                                      2003

          Rizhao Power Company                   200,960,043                                               196,129,933
          SEG                                             --                                             1,816,809,699
          --------------------------------------------------------------------------------------------------------------

                                                 200,960,043                                             2,012,939,632
          ==============================================================================================================


          There was no significant difference in accounting policies used by the associates and the Company. There was no significant restriction on the realizability of the investments or the remittance of investment income.

(3)  LONG-TERM DEBT INVESTMENTS


                                                1ST JANUARY,       CURRENT YEAR        CURRENT YEAR     31ST DECEMBER,
                                                        2003          ADDITIONS          DEDUCTIONS               2003

Long-term entrusted loans to a subsidiary*       696,962,956                 --        (226,300,000)       470,662,956
Others                                            10,137,770                 --         (10,042,210)            95,560
------------------------------------------------------------------------------------------------------------------------
                                                 707,100,726                 --        (236,342,210)       470,758,516

Less: Current portion of
      long-term debt investments                (256,300,000)      (470,746,016)        256,300,000       (470,746,016)
------------------------------------------------------------------------------------------------------------------------

                                                 450,800,726       (470,746,016)         19,957,790             12,500
========================================================================================================================


*    Long-term entrusted loans to a subsidiary

In order to finance the construction of Weihai Power Company Phase II, the Company had granted entrusted loans to Weihai Power Company through a financial institution on September 1995. These loans were unsecured, not guaranteed and bore interests at 6.21% per annum. As at 31st December, 2003, most of the entrusted loans is mature within one year.

For the year ended 31st December, 2003, the Company received interest income of approximately Rmb33.60 million (2002: Rmb41.10 million) from Weihai Power Company. As at 31st December, 2003, the outstanding entrusted loans, the related interest income and interest expense were eliminated in the consolidated financial statements.


(4)  REVENUES FROM PRINCIPAL OPERATIONS


                                            FOR THE YEAR ENDED                     For the year ended
                                            31ST DECEMBER, 2003                    31st December, 2002
                                     REVENUES FROM           COSTS OF      Revenues from            Costs of
                                         PRINCIPAL          PRINCIPAL          principal           principal
                                        OPERATIONS         OPERATIONS         operations          operations

Sales of electric power             20,287,987,380     13,698,115,361     15,720,550,997      10,480,868,719
=============================================================================================================


The Company has contractual arrangements for the sales of electric power with the provincial or regional grid companies.

For the year ended 31st December, 2003 and 2002, the revenue from the five largest customers of the Company amounted to Rmb16,098,304,242 and Rmb11,939,005,458, representing 79.35% and 75.95% of the total revenue, respectively.

(5)  INVESTMENT INCOME


                                                                FOR THE            For the
                                                             YEAR ENDED         year ended
                                                         31ST DECEMBER,     31st December,
                                                                   2003               2002

Investment income on bonds                                      906,302            482,857
Investment income on entrusted loans                         40,769,124         41,097,920
Investment income on other debt investments                      61,067            421,286
Share of profit of subsidiaries and associates              614,296,383        284,421,378
Other equity investment income                                  585,342                 --
Amortization of equity investment differences               (88,648,197)       (37,750,053)
--------------------------------------------------------------------------------------------

                                                            567,970,021        288,673,388
============================================================================================


There was no material restriction on the Company when remitting the investment income.


8.   RELATED PARTY TRANSACTIONS

(1)  RELATED PARTIES THAT CONTROL/ARE CONTROLLED BY THE COMPANY:


                                                                             RELATIONSHIP
                     TYPE OF              LEGAL           REGISTERED         WITH THE           PRINCIPAL
NAME                 ENTERPRISE           REPRESENTATIVE  ADDRESS            COMPANY            ACTIVITIES

Huaneng Group       State-owned           Li Xiaopeng     23 Xueyuan         Ultimate parent    Investment in power
                       enterprise                         South Road,        company            stations, coal,
                                                          Haidian District,                     minerals, railways,
                                                          Beijing                               transportation,
                                                          Beijing                               petrochemical,
                                                                                                energy-saving facilities,
                                                                                                steel, timber,
                                                                                                cement and
                                                                                                related industries and
                                                                                                others

HIPDC               Sino-foreign          Li Xiaopeng     23 Xueyuan          Parent company    Investment in power plants,
                     equity limited                       South Road,                           development and
                     liability company                    Haidian District,                     investment in other
                                                          Beijing                               export-oriented
                                                                                                enterprises

Weihai Power        Limited liability     Wu Dawei        No. 58 Haifu road,   Subsidiary       Power generation
  Company              company                            Economic
                                                          Development
                                                          Zone, Weihai,
                                                          Shandong province

Taicang Power       Limited liability    Hu Jianmin       Jinjihupan,          Subsidiary       Power generation
  Company             company                             Sanxing Road,
                                                          Suzhou,
                                                          Jiangsu province

Huaiyin Power       Limited liability    Liu Guoyue       No. 291 Huaihai      Subsidiary       Power generation
  Company             company                             West Road, Huaian,
                                                          Jiangsu province

Qinbei Power        Limited liability    Xiao An          Wulong county,       Subsidiary       Power generation
  Company             company                             Jiyuan city,
                                                          Henan Province

Yushe Power         Limited liability    Na Xizhi         Dengyu village,      Subsidiary       Power generation
  Company             company                             Yushe county,
                                                          Shanxi Province

(2) REGISTERED CAPITAL AND CHANGES IN REGISTERED CAPITAL OF RELATED PARTIES THAT CONTROL/ARE CONTROLLED BY THE COMPANY:


                                                 1ST JANUARY,        CURRENT YEAR     31ST DECEMBER,
NAME                              CURRENCY               2003           ADDITIONS               2003

Huaneng Group                          RMB      1,900,000,000                  --      1,900,000,000
HIPDC                                  US$        450,000,000                  --        450,000,000
Weihai Power Company                   RMB        761,832,800                  --        761,832,800
Taicang Power Company                  RMB        632,840,000          50,000,000        682,840,000
Huaiyin Power Company                  RMB        265,000,000                  --        265,000,000
Qinbei Power Company                   RMB         10,000,000                  --         10,000,000
Yushe Power Company                    RMB         80,000,000                  --         80,000,000


(3) EQUITY SHARES AND CHANGES IN EQUITY SHARES HELD BY PARTIES THAT CONTROL/ARE CONTROLLED BY THE COMPANY:


                                 1ST JANUARY,             CURRENT YEAR          CURRENT  YEAR         31ST DECEMBER,
NAME                                 2003                  ADDITIONS              DEDUCTIONS               2003
                              AMOUNT          %        AMOUNT        %      AMOUNT         %       AMOUNT               %

Huaneng Group*         1,675,660,547      51.98            --       --          --        --     1,675,660,547       51.98
HIPDC**                2,554,840,000      42.58            --       --          --     (0.19)    2,554,840,000       42.39
Weihai Power Company     457,103,040         60            --       --          --        --       457,103,040          60
Taicang Power Company    474,630,000         75    37,500,000       --          --        --       512,130,000          75
Huaiyin Power Company    168,646,000      63.64            --       --          --        --       168,646,000       63.64
Qinbei Power Company              --         --   148,200,000       55          --        --       148,200,000          55
Yushe Power Company               --         --    48,000,000       60          --        --        48,000,000          60


*    Huaneng Group holds 51.98% equity interest in HIPDC.

** In accordance with a shareholders' agreement entered into by certain founding shareholders, during the operating period of the Company, the voting rights of seven founding shareholders are given to HIPDC. Thus, HIPDC holds 70.09% voting rights in the shareholders' meetings.


(4)  NATURE OF RELATED PARTIES THAT DO NOT CONTROL/ARE NOT CONTROLLED BY THE
     COMPANY:

NAME OF RELATED PARTIES                            RELATIONSHIP WITH THE COMPANY

Huaneng Finance                                    A subsidiary of Huaneng Group

WPDB                                               Minority shareholder of
                                                   Weihai Power Company

Henan Investment                                   Minority shareholder of
                                                   Qinbei Power Company

China Huaneng International
Trade Economics Corporation ("CHITEC")             A subsidiary of Huaneng Group

Shanghai Time Shipping Company ("Time Shipping")   A Joint venture company of
                                                   Huaneng Group

Rizhao Power Company                               An associate of the Company

(5)  RELATED PARTY TRANSACTIONS

     a. On 30th June, 1994, the Company and HIPDC entered into a service agreement pursuant to which HIPDC provides transmission service and transformer facilities to some of the power plants of the Company and receives service fees. The agreements cover a period of 10 years. The total amount of service fees paid to HIPDC for the year ended 31st December, 2003 were approximately Rmb215 million (2002: Rmb264 million).

     b. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use right of Shanghai Power Plant is leased to the Company for a period of 50 years from 30th June, 1997 at an annual rental payment of Rmb6 million.

     c. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use right of Nanjing Power Plant is leased to the Company for 50 years from 1st January, 1999 at an annual rental payment of Rmb1.334 million.

     d. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to lease its building to the Company as office at an annual rental of Rmb25 million from 1st January, 2000.

     e. As described in Note 6 (15)(i), certain bank loans were on-lent from HIPDC, and as described in Note 6 (15)(iii), certain bank loans were drawn from WPDB and Huaneng Finance.

     f. As at 31st December, 2003, Huaneng Finance had granted short-term loans amounted to Rmb1,130 million (31st December, 2002: Rmb200 million) to the Company and its subsidiaries, and Henan Investment had granted short-term loans amounted to Rmb130 million (31st December, 2002: nil) to the Company and its subsidiaries. The interest rates for such loans are not materially different from the prevailing market interest rate (see Note 6(11)).

     g. As at 31st December, 2003, long-term bank loans of approximately Rmb4,648 million, Rmb1,096 million, Rmb280 million and Rmb34.49 million were guaranteed by HIPDC, Huaneng Group, WPDB and Henan Investment, respectively (31st December, 2002: Rmb5,544 million, Rmb1,140 million, Rmb280 million and nil, respectively) (see Note 6(15)).

     h. As described in Note 9, certain bank loans of Taicang Power Company, Huaiyin Power Company, Rizhao Power Company, Weihai Power Company, Yushe Power Company and Qinbei Power Company were guaranteed by the Company.

     i. On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Plant, 44.16% equity interest in Huaiyin Power Plant and all of the assets and liabilities of Changxing Power Plant. The total consideration for the acquisition of four power plants was Rmb2,050 million payable in cash using internal surplus cash resources.

     j. On 15th November, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 30% equity interest in Shidongkou I Power Plant and 5% equity interest in Taicang Power Plant. The total consideration for the additional acquisition of two power plants was Rmb415 million payable in cash.

     k. On 5th June, 2003, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant. The total consideration for the acquisition of three power plants was Rmb550 million, and the Company paid the consideration in cash.

     l. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC. For the year ended 31st December, 2003, the Company earned service fees amounted to Rmb33,294,800 from Huaneng Group and paid expenses on behalf of Huaneng Group's power plants amounted to Rmb6,839,017 (2002: nil). In addition, the Company earned service fees amounted to Rmb17,305,200 and paid expenses on behalf of HIPDC's power plant amounted to Rmb1,273,524 (2002: nil). For the year ended 31st December, 2003, the related cost incurred for the management service provided was approximately Rmb38 million.

     m. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended 31st December, 2003, the Company did not pay any agency fee to CHITEC for equipment transportation and insurance service (2002: RMB3 million).

     n. For the year ended 31st December, 2003, the Company and its subsidiaries paid approximately Rmb145.06 million for coal purchased from CHITEC (2002: nil).

     o. For the year ended 31st December, 2003, the Company and its subsidiaries paid approximately Rmb457 million for the fuel purchased and transportation services received from Time Shipping (2002:
          Rmb301million).


(6)  CASH DEPOSITED WITH A RELATED PARTY

                                            31ST DECEMBER,     31st December,
                                                      2003               2002

Deposited in Huaneng Finance:
  - Current deposit                          2,791,770,168      2,376,197,356
  - Fixed deposit                                       --        570,000,000
-------------------------------------------------------------------------------

                                             2,791,770,168      2,946,197,356
===============================================================================


As at 31st December, 2003, the interest rates per annum for the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (31st December, 2002: 0.72% to 1.44%). As at 31st December, 2002, the interest rate per annum for the fixed deposit was 1.71%.

(7)  ACCOUNTS RECEIVABLE FROM/ACCOUNTS PAYABLE TO RELATED PARTIES


                                                31ST DECEMBER, 2003                31st December, 2002
                                                AMOUNT     PERCENTAGE             Amount      Percentage
Interest receivables (payables)
  Interest receivables (payables)
    on deposits (loans) from
    Huaneng Finance                         (1,418,954)         1.51%          1,630,137          42.98%
Other receivables
  Other receivables from Huaneng
    Group's subsidiaries                     5,286,705          3.29%                 --              --
  Other receivables from
    HIPDC's subsidiaries                       575,120          0.36%                 --              --
Accounts payable
  Accounts payable to CHITEC               (14,484,416)         2.22%                 --              --
  Accounts payable to Time Shipping        (11,434,522)         1.75%        (13,917,467)          2.95%
Other payables
  Other payables to HIPDC                  (87,507,580)         5.24%       (100,475,344)          4.41%
-----------------------------------------------------------------------------------------------------------


The balances with Huaneng Group's subsidiaries, HIPDC and its subsidiaries, CHITEC and Time Shipping were unsecured, non-interest bearing and repayable within one year.


9.   CONTIGENT LIABILITY


                                                                                 31ST DECEMBER, 2003
                                                                         THE COMPANY AND
ITEM                                                                    ITS SUBSIDIARIES       THE COMPANY

Guarantee on the long-term bank loans of Rizhao Power Company                339,250,000       339,250,000
Guarantee on the long-term bank loans of Weihai Power Company                         --       330,000,000
Guarantee on the long-term bank loans of Taicang Power Company                        --     1,114,183,384
Guarantee on the long-term bank loans of Huaiyin Power Company                        --        10,000,000
Guarantee on the long-term bank loans of Qinbei Power Company                         --       905,000,000
Guarantee on the long-term bank loans of Yushe Power Company                          --       101,430,000
-------------------------------------------------------------------------------------------------------------

                                                                             339,250,000     2,799,863,384
=============================================================================================================


Guarantees on the long-term bank loans of Taicang Power Company, Huaiyin Power Company, Rizhao Power Company, Weihai Power Company, Yushe Power Company and Qinbei Power Company by the Company had no significant financial impact on the Company's operation.

10.  OBLIGATION AND COMMITMENTS

Commitments mainly relate to the construction of electric generation facilities, renovation projects for existing power plants and purchase of coal. Capital commitment and coal purchase commitment amounted to Rmb12.07 billion was not included in the consolidated balance sheet of the Company and its subsidiaries as at 31st December, 2003 (31st December, 2002: Rmb2.66 billion).

The Company had various operating lease arrangements with HIPDC for land and buildings. Total future minimum lease payments under non-cancelable operating leases were as follow:

                                             31ST DECEMBER,     31st December,
                                                       2003               2002

Land and buildings
  - within 1 year                                32,334,000         32,334,000
  - 1-2 years                                     7,334,000         32,334,000
  - 2-3 years                                     7,334,000          7,334,000
  - after 3 years                               299,028,000        306,362,000
--------------------------------------------------------------------------------


                                                346,030,000        378,364,000
--------------------------------------------------------------------------------


In addition, in accordance with a 30-year operating lease agreement signed by the Dezhou Power Plant and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phase I and Phase II in June 1994 annual rental is approximately Rmb29.874 million effective from June 1994 and is subject to revision at the fifth year since the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended 31st December, 2003, the rental charged was Rmb29,902,347 (2002:
Rmb29,884,933).

11.  INTEREST RATE SWAP CONTRACT

The Company entered into interest rate swap agreements with the Bank of China to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 31st December, 2003, the notional amount of the outstanding interest swap agreements were approximately US$20.50 million (31st December, 2002: US$51.66 million).

12. NET PROFIT AFTER DEDUCTING NON-RECURRING ITEMS

Net profit                                                   5,457,142,551

Add (Less): non-recurring items
               - Loss from disposal of fixed assets            137,631,682
               - Income from entrusted investments              (9,171,085)
               - Non-operating income                          (19,083,635)
               - Non-operating expense                          14,759,159

Less: tax impact on non-recurring items                        (17,362,130)
----------------------------------------------------------------------------

Net profit after deducting non-recurring items               5,563,916,542
----------------------------------------------------------------------------


13.  RECLASSIFICATION OF COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the current period presentation.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED 31st DECEMBER, 2003
(Prepared on consolidation basis; all amounts are stated in Rmb Yuan unless otherwise stated)

NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND I
NTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises ("PRC GAAP"), differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net income and net assets of the Company and its subsidiaries, are summarized as follow:


                                                                                           NET INCOME
                                                                                 FOR THE YEAR ENDED 31ST DECEMBER,
                                                                                        2003                2002

NET INCOME UNDER PRC GAAP                                                       5,457,142,551      4,082,350,589

IMPACT OF IFRS ADJUSTMENTS:
  Effect of recording deferred revenue (a)                                        (47,936,528)      (212,755,386)
  Difference in the basis of determining the
    amount of materials and supplies (b)                                            9,503,446          3,078,998
  Difference in the recognition policy on
    housing benefits to the employees of the Company (c)                          (26,258,956)         6,457,886
  Difference in accounting treatment of the convertible notes (d)                  (3,228,425)       (35,957,003)
  Difference in capitalization of borrowing costs (e)                              12,681,881         88,411,906
  Difference in the recognition of financial liabilities (f)                       11,771,302          2,179,464
  Applicable deferred tax impact of the above GAAP differences (g)                 18,362,679        (10,457,892)
  Others                                                                           (1,630,343)        (2,305,261)
------------------------------------------------------------------------------------------------------------------

NET INCOME UNDER IFRS                                                           5,430,407,607      3,921,003,301
------------------------------------------------------------------------------------------------------------------

NET PROFIT AND NET ASSETS  RECONCILIATION  BETWEEN PRC GAAP AND
INTERNATIONAL  FINANCIAL  REPORTING  STANDARDS ("IFRS") (Cont'd)



                                                                                                     NET ASSETS
                                                                                                   31ST, DECEMBER
                                                                                               2003               2002

NET ASSETS UNDER PRC GAAP                                                            34,787,100,203     31,209,570,014

IMPACT OF IFRS ADJUSTMENTS:
  Effect of recording deferred revenue (a)                                             (987,500,122)      (939,563,594)
  Difference in the basis of determining the amount of materials and supplies (b)        (7,879,241)       (17,382,687)
  Difference in the recognition policy on housing benefits
    to the employees of the Company (c)                                                  63,726,056         89,985,012
  Difference in accounting treatment of convertible notes (d)
    - Effect of recording the equity component of convertible notes (d)                 510,506,379        510,506,379
    - Adjustment relating to convertible notes arising from initial
      adoption of IAS 39 (d)                                                           (463,920,605)      (463,920,605)
    - Difference in accounting treatment of amortized cost of the liability
      component and put option relating to the convertible notes (d)                    (46,568,506)       (36,086,925)
  Difference in capitalization of borrowing costs (e)                                   101,093,787         88,411,906
  Difference in the recognition of financial liabilities (f)                               (924,686)       (12,695,988)
  Applicable deferred tax impact of the above GAAP differences (g)                        7,568,346        (10,457,892)
  Others                                                                                 (7,847,178)        (2,305,261)
------------------------------------------------------------------------------------------------------------------------

NET ASSETS UNDER IFRS                                                                33,955,354,433     30,416,060,359
------------------------------------------------------------------------------------------------------------------------


(a)  Recording of deferred revenue

Under the rate making process applicable to the Company and its subsidiaries except for certain power plants, major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost is recovered through the current power rates. In a particular year, to the extent that the actual repair and maintenance expenses incurred is less than the amount determined on the above basis, the difference is recorded as deferred revenue under IFRS. For PRC statutory financial reporting purposes, in accordance with the requirement of PRC GAAP, no such amount is recorded and revenue is determined and recognized based on the actual amount of electricity transmitted to the grid and the prevailing approved power rates.

(b) Difference in the basis of determining the amount of material and supplies

Under PRC GAAP, materials and supplies have been restated to the appraised value determined by independent valuer during the reorganization of the five original operating plants in 1994 and the appraised value has been used as the basis in determining the amount charged to operating expenses upon actual utilization. Under IFRS, materials and supplies are charged to operating expenses at cost based on actual utilization.

NET PROFIT AND NET ASSETS  RECONCILIATION  BETWEEN PRC GAAP AND
INTERNATIONAL  FINANCIAL  REPORTING  STANDARDS ("IFRS") (Cont'd)


(c) Difference in the recognition policy on housing benefits to the employees of the company

The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and HIPDC.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses in the year when incurred. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(d)  Accounting treatment of convertible notes

Under PRC GAAP, the Company had accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66% till 21st May, 2002. As at 21st May, 2002, all accrued put premium of unredeemed notes was charged to the income statement as reversal of interest expense.

Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under PRC GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

In accordance with IAS 39, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortised cost of the liability component were charged or credited to the profit and loss account.

(e)  Capitalization of borrowing costs

Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings.

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

The GAAP difference of capitalized interests on general borrowings also causes the difference of depreciation expense of relevant fixed assets.

NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND
INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") (Cont'd)


(f)  Accounting treatment of financial liability

The Company enters into interest rate swap agreements with local banks to convert certain floating rate debts to fixed rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 31st December, 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$20.5 million. For the year ended 31st December, 2003, there was a gain amounted to approximately Rmb 11.77 million arising from changes in the fair value of the interest rate swaps. Under PRC GAAP, such interest swap contracts are considered and disclosed as off balance sheet items. Under IFRS, derivative instruments are recorded as either assets or liabilities in the balance sheet at fair value, which is determined based on market conditions at each balance sheet date. Changes in the fair value of derivatives are recorded each period in current earnings or recognized directly in equity through the statement of changes in shareholder's equity, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39, such gain was credited to the profit and loss account in current period.

(g)  Deferred tax impact

This represents deferred tax effect on the above GAAP differences where applicable.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                 HUANENG POWER INTERNATIONAL, INC.

                                 By  /s/ Wang Xiaosong
                                     -----------------------------
                                     Name:    Wang Xiaosong
                                     Title:   Vice Chairman


Date:     March 30, 2004